2/21

07021995

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ADVFN plc

*CURRENT ADDRESS 642a
Lea Bridge Road
Leyton
London E10 6AP

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 2 3 2007
B
THOMSON
FINANCIAL

FILE NO. 82- 35070 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 3/22/07

ADVFN PLC

Annual Report
for the year ended 30 June 2005

ADVFN PLC

Highlights:

- **First full year's net profit of £1.01M (2004: £254K loss)**
- **Net profit per ordinary share of 0.23p (2004: 0.06p loss)**
- **EBITDA profits up 21% to £678K (2004: £560K)**
- **ADVFN user numbers up 46% to over 540,000 (2004: 370,000)**
- **Total user numbers across all group media properties up 159% to 960,000 (2004: 370,000) and further increased to over 1,200,000 by the report date**
- **Up to the report date we have added £5.5M of off-balance sheet shareholder value with ADVFN Japan and ALL IPO**

Clement Chambers, Managing Director of ADVFN commented:

"The year to June 2005 has seen a transformation in ADVFN, which has now achieved profitability as well as significantly increasing its product offerings and other interests. I am pleased to be reporting a strong set of results with record figures across profit, EBITDA, sales, traffic and customer acquisition. We have also added significant value off balance sheet with the flotation of ALL IPO, the creation of ADVFN Japan and the implied value of our new web properties. Consequentially opportunities are becoming available to us across a broad spectrum and we believe we are in a new phase of development which will see ADVFN capitalise on its platforms and go from strength to strength over the next 12 – 18 months.

The ADVFN properties, including Fotothing and CupidBay, are generating in excess of one million registrations a year at current rates of customer acquisition and recent corporate actions in the internet sector, which have seen many significant transactions, suggest that ADVFN is positioned to add significant shareholder value. With ADVFN's accelerating global presence and its successful web property strategy I am excited about our prospects for the coming year."

FOR FURTHER INFORMATION, PLEASE CONTACT:

ADVFN
Clement Chambers, Managing Director clemc@advfn.com
Michael Hodges, Chairman mikeh@advfn.com
Francesca De Franco, PR francescad@advfn.com 020 7070 0932

ADVFN PLC

Directors, Officers and Advisers

Directors
Michael Hodges (Chairman)
Clement Chambers (Managing Director)
David Crump (Finance Director)
Jonathan Mullins (Technical Director)
Raymond Negus (Sales Director)
Robert Emmet (Non-executive Director)

Secretary
David Crump

Registered Office
642a Lea Bridge Road, Leyton, London, E10 6AP

Independent Auditors
Grant Thornton UK LLP, The Explorer Building, Fleming Way, Manor Royal, Crawley, West Sussex, RH10 9GT

Nominated Adviser and Broker
Canaccord Capital (Europe) Limited, 1st Floor, Brook House, 27 Upper Brook Street, London, W1K 7QF

Registrars
Capita Registrars plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU

Company number: 2374988

ADVFN PLC

Chairman's Statement

I am very pleased to be able to announce our first full year's profit of £1.01M compared to last year's restated loss of £254K.

If you have used the ADVFN website recently you may well have noticed the many new features which have been added. Since June 2004 we have continued to expand our world exchange offerings and have introduced data from a number of new countries and markets including: Poland, South Africa, Sweden, Canada, Switzerland, Singapore, Archipelago, GTIS Forex, Mexico, Chile, Australia, Spain, Italy, India, Thailand, China, Indonesia and Japan. We have very recently opened our new site ADVFNGold (www.advfngold.com), which is specifically designed for gold and other metals and provides worldwide coverage of platinum, silver, copper and diamond stocks. We are very excited with this as it is an active and topical market.

In our interim statement I mentioned that we were starting to look for possible acquisitions. We recently purchased Fotothing (www.fotothing.com) – a photo blogging site. Since joining the ADVFN group the site, which allows people to upload their pictures for friends, family and online communities to see, has expanded to over 35,000 and its rate of growth is increasing daily. This is not the only acquisition we have looked at and I hope to be able to announce the completion of a larger deal shortly.

Cupidbay (www.cupidbay.com), which was purchased in July 2004, has grown strongly since it joined the group. It now has nearly 600,000 members from all over the world up from 200,000 last December. It is also very encouraging to note that at any point in the day thousands of people are actively using the service.

We now own 48% of ALL IPO PLC (www.allipo.com) following the transaction announced last November. The first stage in getting ALL IPO operational was to receive approval from the FSA which we announced during August 2005. Its business has now started, with ALL IPO successfully completing its first IPO through the system. Although a small transaction, this allowed ALL IPO to prove the concept and ensure all its systems were in place and working successfully. ALL IPO has also recently received approval to passport its services into 11 European countries and, once established, I believe this will be a very active part of the group.

ADVFN Japan was formed during the year and following the raising of Y501,000,000 for initial working capital, we now own just over 29% of the new business giving a derived value of over £10M for the whole or £3M for our share. ADVFN Japan now has a very impressive list of shareholders based in Japan and I hope this will soon lead to some interesting announcements.

During the past year the staff at ADVFN has grown allowing us to develop more and better products which I trust our users have been able to benefit from. I would like to thank the whole ADVFN team for their hard work and effort.

Michael J Hodges
Chairman
10 October 2005

Managing Director's Review

Operating Review

Net profits after tax for the year were £1.01M compared to a loss last year of £254K as restated on turnover up 12% at £3.3M. We also have our first full year's earnings per share of 0.23p compared to last year's loss of 0.06p per share. Our EBITDA has continued its growth up by 21% to £678K from last year's £560K, as can be seen from the table below:

EBITDA – Earnings before interest, tax, depreciation, amortisation and exceptional items	2005 £'000	2004 £'000
Profit / (loss) before tax – per accounts	**1,001**	**(261)**
Amortisation	260	260
Depreciation	621	573
Exceptional item - Impairment	1,027	-
Exceptional item – profit on sale of subsidiary	(2,202)	-
Net interest	(29)	(12)
EBITDA	**678**	**560**

Our results have been helped by the exceptional profit gained on the sale of a subsidiary in connection with the launch of ALL IPO PLC and have been partly offset by the exceptional loss of £1.03M arising from an impairment review where we have prudently decided to write off a significant amount of our website development costs which leaves our balance sheet in good shape going forward.

These results are very encouraging, especially considering the continued investment we have made in growing our platform and our brand across many more international markets. We are also very pleased with the continuing growth in our user numbers - up 46% from 370,000 at June 2004 to over 540,000 at June 2005.

During the year we have strengthened our platform and position as Europe's leading stocks and shares website and are now also working to establish ourselves in many new markets. We have a joint venture business firmly established in Japan to exploit opportunities in the Japanese and Korean markets and this business has already independently raised £2.5M to finance its future growth. We are currently finalising a joint venture for the Brazilian market and are in negotiations for similar ventures in other areas.

Current Trading

Since June our user base has continued to expand and has already grown from 540,000 to over 580,000.
Much of our turnover is long-term business, be it subscriptions or advertising. This profile gives us a solid and dependable base on which to grow. Advertising continues to perform well and subscriptions continue to develop along expected lines. The company is at full strength and staffed to grow and many of our overheads are focused on projects which will drive ADVFN forward in the coming periods.

Prospects

It is pleasing to note that our performance is not a function of past investments, but has been achieved against a background of record investment in ADVFN's future. The past year has seen a significant investment of time, effort and resources in ADVFN's future; both in expanding ADVFN's core offering and in acquiring or creating additional properties and interests which are complementary.

Our expectations are that we will continue to grow along the lines of past performance and that we will increasingly stand to benefit from upside potential from opportunities we are creating both in new content and market expansion. While we are enjoying exciting developments, we continue to be careful incrementalists and as such have no plans for any high cost forays into uncharted territory.

We look forward to the next 12-18 months with optimism as we believe ADVFN is now well placed to build upon the strong base it has created and expect it will be a most eventful period for the company.

Clement Chambers
Managing Director
10 October 2005

ADVFN PLC

Report of the Directors

The Directors submit their report and financial statements for the year ended 30 June 2005.

Principal activities and business review

The principal activity of the group is the development and provision of financial information via the internet and the development of an internet dating site. A review of the past year and future developments is contained in the Managing Director's Review.

Results

The profit for the financial year amounted to £1,012,000 (2004: loss of £254,000 restated). The directors are unable to propose the payment of a dividend.

Directors

The directors holding office throughout the year are set out below.

M J Hodges
D J Crump
C H Chambers
J B Mullins
R J Negus
R A Emmet

M J Hodges and C H Chambers retire by rotation and being eligible, offer themselves for re-election.
The directors' interests in the shares of the company are shown in a table in the Remuneration Report.

Biographic details

Michael Hodges, *Chairman*
Michael Hodges has 22 years experience in computer software development and publishing, while working with multi-user and Internet projects for the last thirteen years. He founded On-line plc, ADVFN plc and Allipo plc. He is currently Chairman of On-line plc, ADVFN plc and a director of Allipo plc.

Clement Chambers, *Managing Director*
Co-founder of On-line, Clement Chambers has been involved in the software industry for 24 years, primarily as a publisher of computer games entertainment software. He is a director of On-line plc and a director of Allipo plc.

David Crump, *Finance Director*
David Crump trained as a Chartered Accountant with Touche Ross qualifying in 1978. Since then he has gained a broad range of experience in entertainment, media and IT businesses. He is also a Director of On-line plc.

Jonathan Mullins, *Technical Director*
Jonathan Mullins has been involved in the development of a wide variety of on-line and internet services for over 9 years. He has been responsible for the entire technical department of ADVFN and has overseen the growth of the web site since its early days, including the development of the proprietary streaming service.

Ray Negus, *Sales Director*
Ray Negus has over 31 years experience of sales and advertising including 10 years with the Birmingham Post and Mail and 10 years with NEWSCOM PLC where he held the position of Group Sales and Marketing Manager prior to joining ADVFN in January 2000.

Robert Emmet, *Non-executive Director*
Robert Emmet, is a Chartered Accountant who qualified with Ernst and Young before joining Hoare Govett. He worked in corporate finance for a number of years before joining Auspex, a Silicon valley company manufacturing high availability fileservers. Over the last 8 years he has worked in recruitment, and is currently with Edward Hunter Associates Limited, an executive search consultancy.

ADVFN PLC

Report of the Directors

Substantial shareholdings

At 18 September 2005 the following had notified the company of a disclosable interest of 3% or more of the nominal value of the company's shares:

	Shareholding	%
On-line plc	114,300,000	24.7%
Peter O'Reilly	46,245,000	10.0%

Creditors' payment policy and practice

The company's policy is to settle the terms of payment with suppliers when agreeing the terms of the transaction, ensuring suppliers are made aware of the terms of payment and to abide by such terms of payment. The number of creditor days as at 30 June 2005 was 39 days (2004: 36 days).

International Financial Reporting Standards ("IFRS")

Reporting under IFRS is due to be mandatory for the Group for the year ending 30 June 2008 onwards, although consideration will also need to be given to the 2007 results due to the requirement for comparatives on the implementation of IFRS. A project team will be set up to manage the Group's transition from UK GAAP to IFRS and to ensure successful implementation within the required timeframe. Additionally the company will adopt FRS20 on 'Share Based Payment' which will impact the company for the first time in the year ending 30 June 2006.

Statement of directors' responsibilities

Company law in the United Kingdom requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable United Kingdom Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records, for safeguarding the assets of the group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The directors are responsible for ensuring that the directors' report and other information included in the annual report is prepared in accordance with United Kingdom company law.

The maintenance and integrity of the company's website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

Auditors

Grant Thornton UK LLP offer themselves for reappointment as auditors in accordance with section 385 of the Companies Act 1985.

By Order of the Board
D J Crump
Company Secretary
10th October 2005

ADVFN PLC

Directors Remuneration Report

STATUTORY INFORMATION

Directors' detailed emoluments

Details of individual directors' emoluments for the year are as follows:

	Salary £'000	Benefits £'000	2005 Total £'000	2004 Total £'000
Executive				
M J Hodges	73	1	74	80
D J Crump	76	1	77	99
C H Chambers	114	1	115	113
J B Mullins	91	1	92	91
R J Negus	108	-	108	105
Non-executive				
R A Emmet	13	-	13	16
	475	4	479	504

In addition D J Crump made gains on exercise of share options of £28,000 in the year.

Directors' share options

The interests of the directors in the options of the company at 30 June 2005 were:

	At 1 July 2004 Number	Granted Number	Exercised during the year Number	At 30 June 2005 Number	Exercise price	Exercisable in the 7 years up to
M J Hodges	1,000,000	-	-	1,000,000	2.5p	10 March 2007
	1,000,000	-	-	1,000,000	2.5p	13 June 2008
	1,000,000	-	-	1,000,000	1.75p	10 June 2009
	1,000,000	-	-	1,000,000	1.25p	18 February 2010
	1,000,000	-	-	1,000,000	4.75p	27 January 2011
	-	1,000,000	-	1,000,000	4.6p	27 January 2012
D J Crump	1,000,000	-	-	1,000,000	2.5p	10 March 2007
	1,000,000	-	-	1,000,000	2.5p	13 June 2008
	1,000,000	-	(666,667)	333,333	1.75p	10 June 2009
	1,000,000	-	(333,333)	666,667	1.25p	18 February 2010
	1,000,000	-	-	1,000,000	4.75p	27 January 2011
	-	1,000,000	-	1,000,000	4.6p	27 January 2012
C H Chambers	1,000,000	-	-	1,000,000	2.5p	10 March 2007
	1,000,000	-	-	1,000,000	2.5p	13 June 2008
	4,000,000	-	-	4,000,000	1.75p	10 June 2009
	1,000,000	-	-	1,000,000	1.25p	18 February 2010
	1,500,000	-	-	1,500,000	4.75p	27 January 2011
	-	1,500,000	-	1,500,000	4.6p	27 January 2012
J B Mullins	4,000,000	-	-	4,000,000	2.5p	10 March 2007
	1,500,000	-	-	1,500,000	2.5p	13 June 2008
	500,000	-	-	500,000	1.75p	10 June 2009
	1,000,000	-	-	1,000,000	1.25p	18 February 2010
	1,000,000	-	-	1,000,000	4.75p	27 January 2011
	-	1,000,000	-	1,000,000	4.6p	27 January 2012

ADVFN PLC

Directors Remuneration Report

Directors' share options

	At 1 July 2004 Number	Granted Number	Exercised during the year Number	At 30 June 2005 Number	Exercise price	Exercisable in the 7 years up to
R J Negus	100,000	-	-	100,000	5.0p	10 July 2008
	666,667	-	-	666,667	1.75p	10 June 2009
	1,000,000	-	-	1,000,000	1.25p	18 February 2010
	1,000,000	-	-	1,000,000	4.75p	27 January 2011
	-	2,233,333	-	2,233,333	4.6p	27 January 2012
R A Emmet	500,000	-	-	500,000	2.5p	13 June 2008
	1,000,000	-	-	1,000,000	1.75p	10 June 2009
	1,000,000	-	-	1,000,000	1.25p	18 February 2010
	1,000,000	-	-	1,000,000	4.75p	27 January 2011
	32,766,667	6,733,333	(1,000,000)	38,500,000		

The market price of the ordinary shares at 30 June 2005 was 3.15p and the range during the year was from 2.375p to 5.5p.

NON-STATUTORY INFORMATION

Remuneration policy for executive directors

The company's policy on executive director remuneration is to:

- attract and retain high quality executives by paying competitive remuneration packages relevant to each director's role, experience and the external market. The packages include employment related benefits including contributions to private pension plans;
- incentivise directors to maximise shareholder value through share options which are granted at an exercise price at the market price at date of grant are normally exercisable for a period of 7 years and lapse if an employee leaves

Service contracts

The executive directors have contracts with a rolling six month notice period on either side.

Directors' interests

The interests of the Directors holding office at the year end in the ordinary 1p shares of the company, at 1 July 2004 and 30 June 2005 were as shown below:

	2005 Number	2004 Number
M J Hodges	-	-
D J Crump	1,110,000	110,000
C H Chambers	6,253,846	6,253,846
J B Mullins	464,444	464,444
R J Negus	333,333	333,333
R A Emmet	225,000	225,000

On Behalf of the Board
Michael Hodges
10th October 2005

REPORT OF THE INDEPENDENT AUDITORS TO THE MEMBERS OF ADVFN PLC

We have audited the financial statements of ADVFN plc for the year ended 30 June 2005, which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the accounting policies and notes 1 to 26. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinion we have formed.

Respective responsibilities of the directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the group is not disclosed.

We read other information contained in the annual report, and consider whether it is consistent with the audited financial statements. This other information comprises only the Report of the Directors, the Chairman's Statement, the Managing Director's review and the Directors' Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 30 June 2005 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Grant Thornton UK LLP
Registered Auditors
Chartered Accountants
Gatwick
10 October 2005

ADVFN PLC

Consolidated Profit and Loss Account
for the year ended 30 June 2005

	Notes	2005 £'000	2005 £'000	2004 £'000 as restated	2004 £'000 as restated
Turnover	1		3,303		2,951
Cost of sales			(182)		(128)
Gross profit			3,121		2,823
Administrative expenses					
Exceptional item - impairment loss	10	(1,027)		-	
Other administrative expenses		(3,252)		(3,144)	
Total administrative expenses			(4,279)		(3,144)
Operating loss	2		(1,158)		(321)
Exceptional item:					
Profit on disposal of subsidiary	4		2,202		-
Share of operating losses of associate			(72)		-
Profit on sale of investments			-		48
			972		(273)
Net interest	5		29		12
Profit/(loss) on ordinary activities before taxation			1,001		(261)
Tax on profit/(loss) on ordinary activities	6		11		7
Profit/(loss) on ordinary activities after taxation	7,18,19		1,012		(254)
Profit/(loss) per ordinary share	7				
Basic			0.23p		(0.06p)
Fully diluted			0.22p		-

All operations are continuing.

The accompanying accounting policies and notes form an integral part of these financial statements.

Statement of Total Recognised Gains and Losses

	2005 £'000	2004 £'000
Profit/(loss) per ordinary share	1,001	(254)
Prior year adjustment	(273)	-
Total gains and losses recognised since last financial statements	728	(254)

ADVFN PLC

Balance Sheets
at 30 June 2005

	Notes	Group 2005 £'000	Company 2005 £'000	Group and company 2004 £'000 as restated
Fixed assets				
Intangible assets	9	281	281	541
Tangible assets	10	1,180	820	1,139
Investments	11	2,150	20	-
		3,611	1,121	1,680
Current assets				
Debtors	12	655	1,049	544
Investments	13	13	13	-
Cash at bank and in hand		1,824	1,790	530
		2,492	2,852	1,074
Creditors: amounts falling due within one year	14	(974)	(974)	(667)
Net current assets		1,518	1,878	407
Total assets less current liabilities		5,129	2,999	2,087
Creditors: amounts falling due after one year	15	(12)	(12)	-
		5,117	2,987	2,087
Capital and reserves				
Called up share capital	17	4,618	4,618	4,070
Share premium account	18	5,403	5,403	3,933
Profit and loss account	18	(4,904)	(7,034)	(5,916)
Shareholders' funds - equity	19	5,117	2,987	2,087

The financial statements were approved by the Board of Directors on 10 October 2005

M J Hodges) DIRECTORS
D J Crump)

The accompanying accounting policies and notes form an integral part of these financial statements.

ADVFN PLC

Consolidated Cash Flow Statement
for the year ended 30 June 2005

	Notes	2005 £'000	2004 £'000 as restated
Net cash inflow from operating activities	20	951	414
Returns on investment and servicing of finance			
Interest received		48	13
Interest paid		(19)	(1)
		29	12
Taxation		-	311
Capital expenditure			
Payments to acquire tangible fixed assets		(1,666)	(956)
Payments to acquire investments		(33)	-
Proceeds from disposal of fixed asset investment		-	110
		(1,699)	(846)
Net cash outflow before financing		(719)	(109)
Financing			
Issue of ordinary share capital		2,139	18
Share issue costs		(121)	-
Capital element of finance leases and hire purchase contracts repaid		(5)	-
Net cash inflow from financing		2,013	18
Increase/(decrease) in cash	21,22	1,294	(91)

The accompanying accounting policies and notes form an integral part of these financial statements.

ADVFN PLC

Accounting Policies
for the year ended 30 June 2005

The financial statements have been prepared in accordance with applicable United Kingdom Accounting Standards and under the historical cost convention. The principal accounting policies are set out below and have remained unchanged since the previous year other than policy (b) which applies for the first time this year.

(a) Group financial statements

The group financial statements consolidate those of the company and its subsidiary undertakings drawn up to 30 June. All intra-group transactions are eliminated on consolidation. Acquisitions of subsidiairies are dealt with by the acquisition method of accounting.

Goodwill arising on consolidation, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and is amortised on a straight line basis over its expected useful economic life of five years.

(b) Associated undertakings

The group financial statements incorporate the associates under the equity method of accounting. The company balance sheet shows the investment in the associates at cost less amounts written off.

(c) Turnover

Turnover is the total amount receivable in the ordinary course of business from outside customers for goods supplied as a principal and for services provided, excluding VAT. Subscription and advertising income is recognised over the period that the service is provided.

(d) Intangible fixed assets

Licences are being amortised over their expected useful economic life of five years.

(e) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. No depreciation is charged during the period of construction. Depreciation is calculated to write down the cost less estimated residual value of all tangible fixed assets by equal annual instalments over their expected useful economic lives. The rates generally applicable are:

Leasehold improvements	over the period of the lease
Computer equipment	33%
Office equipment	20%
Website development costs	see below

Website development costs represent the design and content cost associated with the development of financial software. They are capitalised only to the extent that they lead to the creation of an enduring asset delivering benefits at least equal to the amount capitalised. They are recorded in the balance sheet in the year in which they are incurred, in accordance with FRS 15 'Tangible fixed assets' and UITF 29 'Website development costs'. Such costs are amortised over their useful economic life of two, three or five years as appropriate.

The basis of capitalising costs was reviewed in the year. Certain costs previously capitalised have now been written off as it is no longer considered appropriate to capitalise these items. This resulted in the prior year adjustment outlined in the accounts.

(f) Deferred taxation

Deferred tax is recognised on all timing differences where the transactions or events that give the group an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised when it is more likely than not that they will be recovered. Deferred tax is measured using rates of tax that have been enacted or substantively enacted by the balance sheet date.

(g) Investments

Fixed asset investments are included at cost less amounts written off. Current asset investments are included at market value where they are traded on an active market. Unrealised gains and losses on current asset investments are recognised in the statement of total recognised gains and losses. Profit or loss on disposal of current asset investments is the difference between sale proceeds and carrying value.

(h) Leased assets

Assets held under finance leases and hire purchase contracts are capitalised in the balance sheet and depreciated over their expected useful economic lives. The interest element of leasing payments represents a constant proportion of the capital balance outstanding and is charged to the profit and loss account over the period of the lease. All other leases are regarded as operating leases and the payments made under them are charged to the profit and loss account on a straight line basis over the lease term.

(i) Defined contribution pension costs

Pension costs are charged in the year in which they are incurred.

(j) Foreign currencies

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. All differences are dealt with through the profit and loss account.

(k) Financial instruments

Financial assets other than current asset investments are recognised in the balance sheet at the lower of cost and net realisable value. Provision is made for diminution in value where appropriate. Income and expenditure arising on financial instruments is recognised on the accruals basis and credited or charged to the profit and loss account in the financial period to which it relates.

1. Turnover and profit/(loss) on ordinary activities before taxation

The turnover and profit/(loss) before taxation are attributable to the principal activities of the group as defined on page 6. All turnover originated in the UK.

2. Operating loss

Operating loss is arrived at after charging the following items:

	2005 £'000	2004 £'000 as restated
Exceptional item - impairment loss (note 10)	1,372	-
Amortisation of intangible fixed assets	260	260
Depreciation:		
Tangible owned fixed assets	617	573
Tangible fixed assets held under finance leases and hire purchase contracts	4	-
Auditors' remuneration - audit fees	19	14
- tax compliance	4	3
Lease payments - land and buildings	148	151

3. Staff numbers and costs

The average monthly number of persons (including directors) employed by the group during the year was:

	2005 Number	2004 Number
By activity		
Development	26	18
Sales and administration	8	8
	34	26

	2005 £'000	2004 £'000
Staff costs		
Wages and salaries	1,338	1,109
Social security costs	140	116
	1,478	1,225

Details of emoluments paid to directors and directors options are contained in the information under Statutory information contained in the Directors' Remuneration Report.

4. Exceptional items

	2005 £'000	2004 £'000
Gain made on disposal of subsidiary	2,202	-

There was no taxation charge or credit applicable to the exceptional item shown above as the gain arises on consolidation and will be taxed when the asset acquired is sold.

4. Exceptional items (continued)

On 16 November 2004, the group disposed of its 75% interest in Primary Platform Limited (PPL) which it held at a net book value of £750 which was there carrying value. PPL has the right to access the ADVFN user database, additionally ADVFN agreed not to compete or use its assets to compete with ALL IPO plc (ALL IPO).

The company received 11.25 million shares at 25p each in ALL IPO in return. This represented 48.28% of the enlarged net assets at that date. The net assets of ALL IPO were £4,560,000 resulting in a gain on disposal of £2,202,000.

As a result of the transaction, the company acquired 48.28% of the share capital of ALL IPO. Additionally the shareholding of On-line plc (a substantial shareholder in the Company) in ALL IPO was reduced from 81.67% to approximately 8% following the issue of shares by ALL IPO in which On-line plc did not subscribe.

5. Net interest

	2005 £'000	2004 £'000
Bank interest receivable	48	13
Other interest	(19)	(1)
	29	12

6. Tax credit on profit/(loss) on ordinary activities

	2005 £'000	2004 £'000
UK Corporation tax credit at 30%	-	-
Under accrual of tax credit in prior year	11	7
	11	7

The company has unused trading losses not included in the deferred tax account of approximately £4,302,000 (2004: £3,482,000 restated) to carry forward against profits of the same trade which will be recovered once the company makes a profit. The tax credit in the year is due to the availability of research and development credits. The credit can be reconciled as follows:

	2005 £'000	2004 £'000 as restated
Profit/(loss) on ordinary activities before tax	1,001	(261)
Profit/(loss) on ordinary activities multiplied by standard rate of corporation tax in the UK of 30%	300	(78)
Effect of:		
Expenses not deductible for tax purposes	109	39
Capital allowances for the period in excess of depreciation	-	4
Movement in general provisions	6	-
Profit on sale of subsidiary not taxable	(661)	-
Increase in tax losses not recognised	246	80
Research and development uplift	-	(45)
Prior year research and development tax credits receivable	(11)	(7)
Current tax credit for year	(11)	(7)

7. Earnings/(loss) per ordinary share

The calculation of the basic earnings or loss per share is based on the earnings attributable to ordinary shareholders divided by the weighted average numbers of shares in issue during the year.

The calculation of diluted earnings per share is based on the basic earnings per share, adjusted to allow for the issue of shares and the post tax effect of dividends and/or interest, on the assumed conversion of all dilutive options and other dilutive potential ordinary shares.

Reconciliations of earnings and weighted average number of shares used in the calculation are set out below.

		2005			2004	
	Profit £'000	Number of shares '000	Earnings per share p	Loss £'000 as restated	Number of shares '000	Loss per share p as restated
Profit/(loss) for the year	1,012			(254)		
Weighted average number of shares		439,932			406,304	
Basic earnings/(loss) per share			0.23p			(0.06p)
Number of shares under option		45,478			-	
Number of shares that would have been issued at average market value		(20,096)			-	
Diluted earning/(loss) per share	1,012	465,314	0.22p	(254)	406,304	(0.06p)

8. Loss for the year

The company has taken advantage of section 230 of the Companies Act 1985 and has not included its own profit and loss account in these financial statements. The parent company's loss for the year was £1,118,000 (2004: £254,000 as restated).

9. Intangible fixed assets

	Group and company Licences £'000	Group Goodwill on consolidation £'000	Group Total £'000
Cost			
At 1 July 2004	1,300	346	1,646
Disposals	-	(346)	(346)
At 30 June 2005	1,300	-	1,300
Amortisation			
At 1 July 2004	759	346	1,105
Charge for the year	260	-	260
Disposals	-	(346)	(346)
At 30 June 2005	1,019	-	1,019
Net book amounts			
At 30 June 2005	281	-	281
At 30 June 2004	541	-	541

10. Tangible fixed assets

Group	Leasehold improvements £'000	Computer equipment £'000	Office equipment £'000	Website development costs £'000	Total £'000
Cost					
At 1 July 2004 - as previously stated	48	454	73	4,833	5,408
Prior year adjustment	-	-	-	(439)	(439)
At 1 July 2004 - as restated	48	454	73	4,394	4,969
Additions	-	123	26	1,540	1,689
Disposals	-	-	-	(4,710)	(4,710)
At 30 June 2005	48	577	99	1,224	1,948
Depreciation					
At 1 July 2004 - as previously stated	18	318	52	3,608	3,996
Prior year adjustment	-	-	-	(166)	(166)
At 1 July 2004 - as restated	18	318	52	3,442	3,830
Charge for the year	5	87	19	510	621
Impairment loss	-	-	-	1,027	1,027
Disposals	-	-	-	(4,710)	(4,710)
At 30 June 2005	23	405	71	269	768
Net book amounts					
At 30 June 2005	25	172	28	955	1,180
At 30 June 2004 - as restated	30	136	21	952	1,139
At 30 June 2004 - as previously stated	30	136	21	1,225	1,412

Notes to the Financial Statements for the year ended 30 June 2005

10. Tangible fixed assets (continued)

Company	Leasehold improvements £'000	Computer equipment £'000	Office equipment £'000	Website development costs £'000	Total £'000
Cost					
At 1 July 2004 - as previously stated	48	454	73	4,833	5,408
Prior year adjustment	-	-	-	(439)	(439)
At 1 July 2004 - as restated	48	454	73	4,394	4,969
Additions	-	123	26	1,180	1,329
Disposals	-	-	-	(4,710)	(4,710)
At 30 June 2005	48	577	99	864	1,588
Depreciation					
At 1 July 2004 - as previously stated	18	318	52	3,608	3,996
Prior year adjustment	-	-	-	(166)	(166)
At 1 July 2004 - as restated	18	318	52	3,442	3,830
Charge for the year	5	87	19	510	621
Impairment costs	-	-	-	1,027	1,027
Disposals	-	-	-	(4,710)	(4,710)
At 30 June 2005	23	405	71	269	768
Net book amounts					
At 30 June 2005	25	172	28	595	820
At 30 June 2004 - as restated	30	136	21	952	1,139
At 30 June 2004 - as previously stated	30	136	21	1,225	1,412

Included above are assets under hire purchase contracts and finance leases with a net book value at 30 June 2005 of £19,000 (2004: £nil).

The impairment review arose as a result of a review of the useful economic lives of the website development costs and as a result of certain costs now being obsolete. The disposals in the year related to previously capitalised costs now obsolete being written off.

11. Fixed asset investments

Group	Associated undertakings £'000
Cost	
At 1 July 2004	-
Additions	2,222
Share of associated losses	(72)
At 30 June 2005	2,150
Net book amounts	
At 30 June 2005	2,150
At 30 June 2004	-

Company	Subsidiary undertakings £'000	Associated undertakings £'000	Total £'000
Cost			
At 1 July 2004	350	-	350
Additions	-	20	20
Disposals	(350)	-	(350)
At 30 June 2005	-	20	20
Provision			
At 1 July 2004	350	-	350
Disposals	(350)	-	(350)
At 30 June 2005	-	-	-
Net book amounts			
At 30 June 2005	-	20	20
At 30 June 2004	-	-	-

11. Fixed asset investments (continued)

Associated undertaking

On 16 November 2004 the company acquired 48.28% of the ordinary share capital of ALL IPO which it held at the year end (see note 4).

ALL IPO is incorporated in England and Wales and its principal activity is the development and exploitation of on line IPO services. The aggregate share capital and reserves of ALL IPO at 30 June 2005 was £4,412,000 (2004: deficit of £277,000) and the loss for the year then ended was £260,000 (2004: loss of £45,000).

The group's aggregate share in its associate, ALL IPO comprises:	2005 £'000
Fixed assets	1,921
Current assets	295
Liabilities due within one year	(86)
	2,130

ALLIPO had no turnover or taxation charge in the year.

	2005 £'000
Interests in associates at net book amount include Listed investment	2,204
Listed investment at market value	3,150

Additionally the company held 38% of the ordinary shares of ADVFN Japan, K.K. a company incorporated in Japan. Its principal activity will be the operation of financial information websites similar to that of ADVFN in Japan and Korea. ADVFN Japan did not trade in the year. The investment at the year end was £20,000 being the share capital subscribed. Following the year end ADVFN Japan raised Y500m which reduced the company's shareholding to 29%.

Company principal subsidiaries

Name of Subsidiary	Country incorporation	Class of share capital held	Proportion by parent undertaking and group	Activity
Cupid Bay Limited	England and Wales	1p ordinary	100%	Internet dating website
Fotothing Limited	England and Wales	1p ordinary	100%	Dormant

Fotothing Limited was dormant during the year but commenced activity after the year end following the subsidiary's purchase of a photo blogging site on 4 July 2005 for £10,000, which allows people to upload their pictures for friends, family and online communities to see (see note 25).

On 16 November 2004, the company disposed of its 75% shareholding in Primary Platform Limited (see note 4).

12. Debtors

	Group 2005 £'000	Company 2005 £'000	Group and company 2004 £'000
Trade debtors	194	194	204
Prepayments and accrued income	239	239	154
Due from group undertakings	-	394	-
Corporation tax recoverable	11	11	-
Other debtors	211	211	186
	655	1,049	544

13. Current asset investments

	Group and company 2005 £'000	Group and company 2004 £'000
Listed investments	13	-
Listed investments at market value	13	-

14. Creditors: amounts falling due within one year

	Group and company 2005 £'000	Group and company 2004 £'000
Trade creditors	599	435
Other taxation and social security costs	200	150
Accruals and deferred income	155	77
Other creditors	10	2
Hire purchase and finance leases	6	-
Amounts owed to related companies	4	3
	974	667

15. Creditors: amounts falling due after one year

	Group and company 2005 £'000	Group and company 2004 £'000
Hire purchase and finance leases		
- 1 to 2 years	6	-
- 2 to 5 years	6	-
	12	-

16. Financial risk management

The group uses financial instruments, comprising cash balances, trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the group's operations.

There were no group borrowings at 30 June 2005 or 30 June 2004. The fair value of the financial assets and liabilities is not significantly different to the amount included in the financial statements.

Short term debtors and creditors have been excluded.

The group operates in overseas markets and is subject to currency exposures on transactions undertaken during the year. The group does not hedge any transactions, and foreign exchange differences on retranslation of foreign assets and liabilities are taken to profit and loss account.

At 30 June 2005 the group had cash balances totalling £15,000 (2004: £16,000) held in US Dollars or Euros. The group had no undrawn committed overdraft facilities.

Liquidity risk
Liquidity risk is the risk that the group will have insufficient funds to meet its liabilities as they fall due. The directors monitor cash flow on a daily basis and at monthly board meetings in the context of their expectations for the business to ensure sufficient liquidity is available to meet foreseeable needs. The group funds operating losses through periodic share issues to raise cash.

Interest rate risk
The directors do not consider that the business is exposed to material interest rate risk. The group finances its operations through cash reserves. The cash reserves held by the group during the year have negated the need to use interest bearing borrowings.

17. Called up share capital

	2005 Number	2004 Number	2005 £'000	2004 £'000
Authorised				
Ordinary shares of 1p each	1,000,000,000	1,000,000,000	10,000	10,000
Allotted, called up and fully paid				
Ordinary shares of 1p each	461,797,620	407,033,176	4,618	4,070

Allotments in the year

The company made allotments of 54,764,444 ordinary 1p shares by way of issue of shares for cash during the year as follows:

Date of issue		Number of shares	Average price pence	Consideration £	Aggregate nominal value £
7 July 2004		295,000	3.375	9,956	2,950
23 November 2004		52,500,000	4.0	2,100,000	525,000
25 November 2004	*	666,667	1.75	11,667	6,667
25 November 2004	*	333,333	1.25	4,167	3,333
21 December 2004	*	83,333	1.75	1,458	833
21 January 2005	*	319,445	1.25	3,993	3,194
24 February 2005	*	433,333	1.25	5,417	4,333
24 February 2005	*	66,667	1.75	1,167	667
13 May 2005	*	66,666	1.25	833	667
		54,764,444		2,138,658	547,644

* Shares issued to satisfy share options exercised.

The difference between the consideration of £2,138,658 and the nominal value of £547,644 has been credited to the share premium account. On 5 July 2005 the company issued 325,000 ordinary shares of 1p each for cash.

Contingent rights to the allotment of shares

The company has granted options to certain directors and employees as follows:

At 1 July 2004 Number	Granted Number	Options Exercised Number	Options Lapsed Number	At 30 June 2005 Number	Exercise Price	Exercisable in the 7 years up to
7,000,000	-	-	-	7,000,000	2.5p	10 March 2007
5,000	-	-	-	5,000	5p	20 March 2007
56,490	-	-	-	56,490	5p	1 August 2007
5,000,000	-	-	-	5,000,000	2.5p	13 June 2008
140,000	-	-	-	140,000	4.75p	10 July 2008
250,000	-	-	(250,000)	-	5p	16 October 2008
9,283,335	-	(816,667)	-	8,466,668	1.75p	10 June 2009
9,081,846	-	(1,152,777)	(313,889)	7,615,180	1.25p	18 February 2010
9,110,000	-	-	(810,000)	8,300,000	4.75p	27 January 2011
-	295,000	-	-	295,000	3.375p	7 July 2011
-	8,739,998	-	(140,000)	8,599,998	4.6p	27 January 2012
39,926,671	9,034,998	(1,969,444)	(1,513,889)	45,478,336		

Options can only be exercised as to 33% on the first anniversary of granting, as to a further 33% on the second anniversary and over all of the ordinary shares subject to option on the third anniversary. The lapsed options arose as a result of employees leaving.

18. Reserves

	Group	Company	Group and company
	Profit and loss account £'000	Profit and loss account £'000	Share premium account £'000
At 1 July 2004 - as previously stated	(5,643)	(5,643)	3,933
Prior year adjustment	(273)	(273)	-
At 1 July 2004 - as restated	(5,916)	(5,916)	3,933
Profit/(loss) transferred to reserves	1,012	(1,118)	-
Premium on allotment during the year	-	-	1,591
Issue costs	-	-	(121)
At 30 June 2005	(4,904)	(7,034)	5,403

19. Reconciliation of movements in shareholders' funds

	2005 £'000	2005 £'000	2004 £'000 as restated	2004 £'000 as restated
Profit/(loss) for the financial year		1,012		(254)
Net receipts from issues of shares		2,018		18
Net increase/(decrease) in shareholders' funds		3,030		(236)
Shareholders funds - a previously stated	2,360		2,421	
Prior year adjustment	(273)		(98)	
Shareholders' funds at 1 July 2004 - as restated		2,087		2,323
Shareholders' funds at 30 June 2005		5,117		2,087

20. Reconciliation of operating loss to net cash inflow from operating activities

	2005 £'000	2004 £'000 as restated
Operating loss	(1,158)	(321)
Exceptional item - impairment loss	1,027	-
Amortisation	260	260
Depreciation	621	573
Increase in debtors	(100)	(138)
Increase in creditors	301	40
Net cash inflow from operating activities	951	414

21. Reconciliation of net cash flow to movement in net funds

	2005 £'000	2004 £'000
Increase/(decrease) in cash for the year	1,294	(91)
Inception of new finance leases and hire purchase agreements	(23)	-
Cash outflow from capital repayments of hire purchase agreements	5	-
Movement in net funds in the year	1,276	(91)
Net funds at 1 July 2004	530	621
Net funds at 30 June 2005	1,806	530

22. Analysis of movements in net funds

	At 1 July 2004 £'000	Cash flow £'000	Non-cash items £'000	At 30 June 2005 £'000
Cash in hand and at bank	530	1,294	-	1,824
Finance leases and hire purchase agreements	-	5	(23)	(18)
	530	1,299	(23)	1,806

23. Commitments under operating leases

Amounts payable under lease agreements within the next year are as follows:

	Group and company 2005 £'000	Group and company 2004 £'000
Land and buildings		
Leases expiring		
- within one year	-	28
- after five years	148	148
	148	176

24. Capital commitments and contingent liabilities

There were no capital commitments or contingent liabilities at 30 June 2005 or 30 June 2004.

25. Related party transactions

At 30 June 2005 the company owed £3,060 to On-line plc (2004: £3,060). The company paid management charges of £31,200 (2004: £31,200) to On-line plc for the year. On-line plc is related by virtue of having common directors; M J Hodges and C H Chambers and as On-line holds approximately 25% of the shares in the company.

During the year Edward Hunter Associates Limited, a company in which R A Emmet was a director received fees of £27,996 (2004: £26,499) for recruiting staff for the company. £152 was owed at 30 June 2005 (2004: £3,936).

At 30 June 2005 the company was owed £2,034 from ALL IPO (2004: £nil). The company received rent of £10,500 (2004: £nil) from ALL IPO for the year. ALL IPO is related by virtue of having common directors; M J Hodges and C H Chambers and additionally because the Company holds 48.28% of the shares.

26. Post balance sheet events

On 5 July 2005 the company issued 325,000 ordinary shares of 1p each at a price of 3.1p each in consideration for the acquisition of the 'Fotothing' website by a wholly owned subsidiary of ADVFN in accordance with the terms for the acquisition agreed on 4 July 2005.

On 8 August 2005 the company's associate ALL IPO received confirmation from the FSA that it has approved ALL IPO's application for permission under Part IV of the Financial Services and Markets Act 2000. Consequently ALL IPO was authorized and regulated to carry out designated investment business within the UK.

On 6 September 2005 ADVFN Japan, K.K completed a fund raising of Y500,000,000 (approximately £2,500,000) for initial working capital As a result of this the Company's stake reduced to approximately 29% of the enlarged capital.

ADVFN PLC

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at The City of London Club, 19 Old Broad Street, London, EC2N 1DS on Tuesday 6th December 2005 at 11.30 a.m. for the following purposes:

Ordinary Business

1 To receive and adopt the Report of the Directors and the audited accounts of the Company for the year ended 30 June 2005.

2 To re-elect Mr. M J Hodges as a director of the Company, who will retire by rotation in accordance with the Company's Articles of Association and offers himself for re-election.

3 To re-elect Mr. C H Chambers as a director of the Company, who will retire by rotation in accordance with the Company's Articles of Association and offers himself for re-election.

4 To re-elect Grant Thornton UK LLP as auditors to hold office until the next Annual General Meeting and to authorise the directors to fix their remuneration.

Special Business

5 To consider, and if thought fit, to pass the following as an Ordinary resolution:-
That the Directors be and are hereby generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise for a period from the date of the passing of this Resolution until the conclusion of the next Annual General Meeting of the Company all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal value of £2,308,988 and to make offers or agreements which would or might require relevant securities to be allotted after the expiry of the said period and the Directors may allot relevant securities in pursuance of such offers or agreements as if the authority had not expired.

6 To consider, and if thought fit, to pass the following as a Special Resolution:-
That the Directors be and are hereby authorised to make offers and agreements to allot equity securities (within the meaning of Section 94(2) of the Companies Act 1985) pursuant to the authority contained in paragraph 5 above as if Section 89(1) of the Companies Act 1985 did not apply to any such allotments and that the Company may at any time prior to the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority and the Directors may allot equity securities in pursuance of such an offer or agreement as if the authority had not expired provided that such authority shall expire at the conclusion of the next Annual General Meeting of the Company and be limited to:

(i) allotments of equity securities where such securities have been offered (whether by way of a rights issue, open offer or otherwise) to holders of ordinary shares made in proportion (or as nearly as may be) to their existing holdings of Ordinary Shares subject to the Directors having a right to make such exclusions or other arrangements in connection with such offering as they may deem necessary or expedient:-

(a) to deal with equity securities representing fractional entitlements; and
(b) to deal with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory; and

to other allotments (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal amount equal to £2,308,988

By order of the Board
David J Crump
Company Secretary
10th October 2005

Registered Office:
642A Lea Bridge Road
Leyton
London
E10 6AP

Notes:

1. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. The proxy need not also be a member of the company.

2. To be effective Forms of Proxy must be duly completed and returned so as to reach the registered office not less than 48 hours before the time appointed for the holding of the Meeting. Depositing a form of proxy shall not preclude a member from attending and voting in person at the meeting or any adjournment thereof instead of the proxy.

3. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 the Company specifies that only those shareholders registered in the register of members of the Company as at 11.30 a.m. on 2nd December 2005 shall be entitled to attend and vote at the meeting. Changes to entries on the relevant securities register after 11.30 a.m. on 2nd December 2005 shall be disregarded in determining the rights of any person to attend and vote at the meeting.

ADVFN PLC

FORM OF PROXY

To:
The Directors
ADVFN PLC (the Company)
c/o Capita Registrars (Proxies)
P. O. Box 25
Beckenham
Kent
BR3 4BR

Dear Sirs

I/We..

of..

being a member of the Company hereby appoint...

of...

or failing him, the Chairman of the Meeting...
as my/our proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday 6th December 2005 at 11.30 a.m. and at any adjournment thereof.

I/we direct that my/our proxy vote as indicated below in respect of the resolutions, which are referred to in the Notice convening the Meeting (see note 1 below).

Resolutions		For	Against
1.	To adopt the Report and Accounts for the year ended 30 June 2005		
2.	To re-elect Mr. M J Hodges as a director of the Company		
3.	To re-elect Mr. C H Chambers as a director of the Company		
4.	To re-elect Grant Thornton UK LLP as the Company's auditors		
5.	To authorise the directors to allot relevant securities pursuant to Section 80 of the Companies Act 1985		
6.	To authorise the directors to allot equity securities for cash under Section 95 of the Companies Act 1985		

Date.............................. Signature..

Notes :

1. Please indicate with an "X" in the appropriate space how you wish your votes to be cast. If no indication is given your proxy will vote or abstain from voting at his discretion.

2. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. To be valid, a form of proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must arrive at the address shown above not less than 48 hours before the time appointed for the Meeting.

3. This form of proxy, if completed by a corporation, should be executed under the Common Seal of that corporation or be signed by an officer or attorney duly authorised to do so, whose capacity should be stated.

4. A member wishing to appoint as his proxy a person other than the Chairman of the Meeting, should insert in block capitals the full name of the person of his choice where indicated, and delete the words "the Chairman of the Meeting". All alterations should be initialled.

SECOND FOLD

BUSINESS REPLY SERVICE
Licence No. MB 122

1

Capita Registrars (Proxies)
PO Box 25
Beckenham
Kent
BR3 4BR

FIRST FOLD

THIRD FOLD

ADVFN III

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- **Charts - Static and streaming real-time and historic charts**
  These charts allow you to overlay multiple stocks, indices and studies. Fully customisable charts can display stock information in line, bar and candlestick modes also includes TickScope tool.

- **Monitor - Allows you to display multiple real-time quotes**
  Add up to 110 stocks per monitor and as many monitors as you like. Price information fields are fully customisable.

- **News - Regulatory, Non-Regulatory (RNS), AFX and World Headlines**
  The above news services plus ADVFN's World News Headlines service - a 'keywords' search facility for current and historical news articles. In addition, news monitor service, streaming news and news phrases search.

- **Financials - some of the best available company information**
  Includes: UK fundamentals, Filter X, advanced search and US financials.

- **Free exchanges include:** Major US exchanges, Canada, Germany, France, Ireland, Holland, Italy, Spain, Switzerland, Denmark, Finland, Sweden, Greece, Poland, Russia, Mexico, Chile, South Africa, India, Thailand, Singapore, Indonesia, China, Australia and Japan.

Other free features include: Portfolio, Top lists, Email alerts SMS/TEXT quotes to mobile phones, Trades, Directory, Events, Search, Futures & Options, Warrants, Sector Sheet, Annual reports service, Scatter X, World pages and the busiest financial FREE Bulletin Board in the UK.

*****

Summary of ADVFN Premium services

ADVFN provides a comprehensive range of premium products. With advanced and low-priced Level 2 services, ADVFN's ethos has always been to level the playing field for the private investor delivering real-time data and professional trading tools.

ADVFN premium services include:

- **UK Level 2** - Basic, Enhanced and Advanced
- **Real-time US prices** - NASDAQ, DOW, NYSE, AMEX, S&P
- **Real-time US Level 2 TotalView**
- **Trading signal systems** - Tradequant, Nasquant and iQuant
- **Real-time Futures & Options**
- **Professional multi view Desktop**
- **Real-time FTSE**

ADVFN also provides a range of Investment Training Tutorials, Seminars and Courses.

www.advfn.com

ADVFN PLC

Annual Report
For the year ended 30 June 2004

Contents **Page**

Directors, Officers and Advisers

Directors
Michael Hodges (Chairman)
Clement Chambers (Managing Director)
David Crump (Finance Director)
Jonathan Mullins (Technical Director)
Raymond Negus (Sales Director)
Robert Emmet (Non-executive Director)

Secretary
David Crump

Registered Office
642a Lea Bridge Road, Leyton, London, E10 6AP

Independent Auditors
Grant Thornton UK LLP, The Explorer Building, Fleming Way, Manor Royal, Crawley, West Sussex, RH10 9GT

Nominated Adviser and Broker
Canaccord Capital (Europe) Limited, 1st Floor, Brook House, 27 Upper Brook Street, London, W1K 7QF

Registrars
Capita Registrars plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU

Company number: 2374988

ADVFN PLC

Annual Report
For the year ended 30 June 2004

Highlights

- **Close to break even – net loss after tax reduced by 91% to £79K (2003: £914K)**
- **EBITDA profits up 111% to £852K (2003: £404K)**
- **Net loss per ordinary share reduced by 93% to 0.019p (2003: 0.26p loss)**
- **Net loss before tax reduced by 93% to £86K (2003: £1.2M)**
- **Revenues up by 30% to £3.0 million (2003: £2.3M)**
- **User numbers up nearly 50% to 370,000 (2003: 250,000)**

Clement Chambers, Managing Director of ADVFN commented:

"Our results for the year are very encouraging having virtually broken even and more than doubled our EBITDA profit. Our expansion into other world markets leaves us well positioned to exploit any improvement in the general market conditions."

ADVFN PLC

Chairman's Statement

ADVFN has continued to make good progress in all areas of its business. We are now not only the UK's leading supplier of stock market data to the private investor via the Internet but can now also claim to be Europe's leading supplier. We have increased our EBITDA profit by 111% from £404K (2003) to £825K (2004) and grown our user base from 250,000 (2003) to 370,000 (2004) - an increase of 50%. Furthermore, since the year-end we have broken through the significant 400,000 barrier.

We continue to develop ADVFN's core offering by continually adding more information, tools and stock market feeds from around the World. In addition we are extending and diversifying the service to include features such as weather and news, all with the aim of providing our users with the highest quality and range of tools and information available. The development process has continued at great pace since during 2004. As well as the front-end additions and enhancements, the ADVFN service has been extensively upgraded behind the scenes. This means we are now able to provide stock market data 24 hours a day – we are already offering FOREX data around the clock - and we will be able to open up new and exciting markets in Asia and the Far East to our users.

I could list all of the features and tools within the site, which would run for many pages. However as this is about our year-end results and as we believe that the ADVFN Website is the best advertisement for the company, I recommend that you continue to view www.advfn.com and see for yourself as a shareholder what we have added in the past 12 months.

The improvements in all of the year's figures have been achieved because of the dedication, long hours and hard work that all of the ADVFN team have put in. They have strived to ensure that we have the best service possible. I thank everyone at ADVFN for their efforts.

Michael J Hodges
Chairman
29 September 2004

Managing Director's Review

Operating Review

Turnover for the year to the end of June 2004 was £3.0M up from £2.3M for the previous year - a 30 % growth in income. Net losses before tax were almost eliminated having been reduced by 93% to £86K from £1.2M last year and loss per ordinary share similarly reduced by 93% to 0.019p from 0.26p.

Our EBITDA has improved very strongly more than doubling (up 111%) to £852K from last year's £404K, as can be seen from the table below:

EBITDA – Earnings before interest, tax, depreciation, amortisation and exceptional items	**2004 £'000**	**2003 £'000**
Loss before tax – per financial statements	**(86)**	**(1,218)**
Amortisation	260	329
Depreciation	690	944
Exceptional item – Impairment	0	352
Net interest	(12)	(3)
EBITDA	**852**	**404**

ADVFN PLC

Managing Director's Review

These results are very encouraging, especially considering the investment we have made in growing our platform. We continue to report very strong growth in our user numbers - up nearly 50% from 250,000 at June 2003 to over 370,000 at June 2004. This increase in our user base and market share had a direct impact on our appeal to advertisers, which in turn contributed towards the impressive 32% growth in our advertising revenues for the year, which now nearly equal our subscription revenues.

The year to June 2004 was a solid year of growth for ADVFN. We have consolidated our position as Europe's leading stocks and shares website and established a robust platform for global expansion. The brand has enjoyed further penetration in the UK and is gaining profile in the US as well as the rest of the World. In this period we have once again expanded our offerings, introducing many new international markets including Germany, Russia, Denmark, Ireland, Greece, Canada, Finland as well as COMEX and NYMEX, the World's leading commodities exchange; UK managed funds, Crest shorting data, derivative markets, news feeds and a plethora of other new functions. We have introduced numerous new tools and other products including the highly acclaimed US financial data on all US listed companies. This addition is expected to accelerate the growth of our US subscribers.

ADVFN's subscription base has grown hand in hand with these developments and this has run in tandem with an increase in the rate of user acquisition that accelerated at the beginning of 2004 with the introduction of several successful marketing initiatives.

Current Trading

The ADVFN brand is becoming increasingly known and recognised globally, and we continue, with our marketing, to further develop our market profile. From registrations it appears that ADVFN is making good progress overseas, which is now responsible for more than 50% of our sign ups. We are now generating significant income from Rest Of World advertisers, particularly in the US and we are confident that our burgeoning sign-ups from this area will convert into subscriptions in due course.

As with many online services, ADVFN subscribers have a fairly long gestation between free users and premium subscribers. We have been building our user base at a significantly faster rate than in the past, suggesting that we have a sound pipeline of subscriptions to look forward to. Our figures show that our user base is very loyal and will over time buy a number of products. The summer saw our subscription levels running around all time highs, with new advertising highs expected after the summer recess.

Prospects

2004 has seen ADVFN re-engineer itself to be a 24-hour service, so that the site can now run uninterrupted in all world markets. Our plan is to continue to roll out new products and offerings to the world market, with an eye to capturing the world's private investor community. We will continue to expand our offering in our core UK market and will be doing this in conjunction with our expansion in the US, where our marketing initiative with the Nasdaq is expected to begin bearing fruit in the near future.

In 2003 we announced that we had bought an IPO platform known as EO. Subsequently a new company has been formed called ALLIPO, which has been set up to take the concept forward. We feel there are significant synergies between ADVFN and ALLIPO and the best way ahead for ALLIPO is as a separate, dedicated, independently financed company. A further announcement will be made in due course concerning this transaction.

I would like to take this opportunity once again to thank the staff of ADVFN, as our progress continues to be the result of their hard work.

Clement Chambers
Managing Director
29 September 2004

ADVFN PLC

Report of the Directors

The Directors submit their report and financial statements for the year ended 30 June 2004.

Principal activities and business review

The principal activity of the group is the development and provision of financial information via the internet. A review of the past year and future developments is contained in the Managing Director's Review.

Results

The loss for the financial year amounted to £79,000 (2003: £914,000). The directors are unable to propose the payment of a dividend.

Directors

The directors holding office during the year are set out below.

M J Hodges
D J Crump
C H Chambers
J B Mullins
R J Negus
R A Emmet

J B Mullins and R J Negus retire by rotation and being eligible, offer themselves for re-election.

The directors' interests in the shares of the company are shown in a table in the Remuneration Report.

Biographic details

Michael Hodges, *Chairman*
Michael Hodges has 21 years experience in computer software development and publishing, while working with multi-user and Internet projects for the last thirteen years. He founded On-line plc, ADVFN plc and Akaei plc. He is currently Chairman of On-line plc, ADVFN plc and a director of Akaei plc.

Clement Chambers, *Managing Director*
Co-founder of On-line, Clement Chambers has been involved in the software industry for 23 years, primarily as a publisher of computer games entertainment software. He is a director of On-line plc and a director of Akaei plc.

David Crump, *Finance Director*
David Crump trained as a Chartered Accountant with Touche Ross qualifying in 1978. Since then he has gained a broad range of experience in entertainment, media and IT businesses. He is also a Director of On-line plc and Akaei plc.

Jonathan Mullins, *Technical Director*
Jonathan Mullins has been involved in the development of a wide variety of on-line and internet services for over eight years. He has been responsible for the entire technical department of ADVFN and has overseen the growth of the web site since its early days, including the development of the proprietary streaming service.

Ray Negus, *Sales Director*
Ray Negus has over 30 years experience of sales and advertising including 10 years with the Birmingham Post and Mail and 10 years with NEWSCOM PLC where he held the position of Group Sales and Marketing Manager prior to joining ADVFN in January 2000.

Directors (continued)

Robert Emmet, *Non-executive Director*
Robert Emmet, is a Chartered Accountant who qualified with Ernst and Young before joining Hoare Govett. He worked in corporate finance for a number of years before joining Auspex, a Silicon valley company manufacturing high availability fileservers. Over the last seven years he has worked in recruitment, and is currently with Edward Hunter Associates Limited, an executive search consultancy.

Substantial shareholdings

At 17 September 2004 the following had notified the company of a disclosable interest of 3% or more of the nominal value of the company's shares:

	Shareholding	%
On-line plc	114,300,000	28.1%
Peter O'Reilly	33,220,000	8.2%

Charitable and political contributions

There were no charitable or political contributions made in the year.

Creditors' payment policy and practice

The company's policy is to settle the terms of payment with suppliers when agreeing the terms of the transaction, ensuring suppliers are made aware of the terms of payment and to abide by such terms of payment. The number of creditor days as at 30 June 2004 was 36 days (2003: 47 days).

Corporate governance

The Board of Directors is responsible to the shareholders for the Group's management and internal control systems. Board meetings are usually held at least six times a year. All key managers serve on the Board, accordingly no defined schedule of matters reserved to the Board's discretion has been codified.

The Board discharges its responsibility for internal control through the following procedures:

- a clear division of responsibilities amongst the Executive Directors;
- a system of financial reporting, budgeting and forecasting via the Financial Director;
- the presentation of financial statements to all attendees of Board meetings.

International Financial Reporting Standards ("IFRS")

Reporting under IFRS will be mandatory for the Group for the year ending 30 June 2007 onwards and it is optional for the year ending 30 June 2006, although consideration will also need to be given to the 2005 results due to the requirement for comparatives on the implementation of IFRS. A project team will be set up to manage the Group's transition from UK GAAP to IFRS and to ensure successful implementation within the required timeframe.

ADVFN PLC

Report of the Directors

Statement of directors' responsibilities

Company law in the United Kingdom requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable United Kingdom Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records, for safeguarding the assets of the group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for ensuring that the directors report and other information included in the annual report is prepared in accordance with United Kingdom company law.

The maintenance and integrity of the company's website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

Auditors

On 1 July 2004, the Grant Thornton partnership transferred its business to a limited liability partnership, Grant Thornton UK LLP. Under section 26(5) of the Companies Act 1989, the directors consented to extend the audit appointment to Grant Thornton UK LLP from 1 July 2004.

Grant Thornton UK LLP offer themselves for reappointment as auditors in accordance with section 385 of the Companies Act 1985.

By Order of the Board

David J Crump
Company Secretary
29 September 2004

ADVFN PLC

Directors Remuneration Report

STATUTORY INFORMATION

Directors' detailed emoluments
Details of individual directors' emoluments for the year are as follows:

		Salary £'000	Benefits £'000	2004 Total £'000	2003 Total £'000
Executive	M J Hodges	79	1	80	53
	D J Crump	98	1	99	55
	C H Chambers	113	-	113	96
	J B Mullins	91	-	91	82
	R J Negus	105	-	105	64
Non-executive	R A Emmet	16	-	16	15
		502	2	504	365

In addition R J Negus made gains on exercise of share options of £9,000 in the year.

Directors' share options
The interests of the directors in the options of the company at 30 June 2004 were:

	At 1 July 2003 Number	Granted Number	Exercised during the year Number	At 30 June 2004 Number	Exercise price	Exercisable in the 7 years up to
M J Hodges	1,000,000	-	-	1,000,000	2.5p	10 March 2007
	1,000,000	-	-	1,000,000	2.5p	13 June 2008
	1,000,000	-	-	1,000,000	1.75p	10 June 2009
	1,000,000	-	-	1,000,000	1.25p	18 February 2010
	-	1,000,000	-	1,000,000	4.75p	27 January 2011
D J Crump	1,000,000	-	-	1,000,000	2.5p	10 March 2007
	1,000,000	-	-	1,000,000	2.5p	13 June 2008
	1,000,000	-	-	1,000,000	1.75p	10 June 2009
	1,000,000	-	-	1,000,000	1.25p	18 February 2010
	-	1,000,000	-	1,000,000	4.75p	27 January 2011
C H Chambers	1,000,000	-	-	1,000,000	2.5p	10 March 2007
	1,000,000	-	-	1,000,000	2.5p	13 June 2008
	4,000,000	-	-	4,000,000	1.75p	10 June 2009
	1,000,000	-	-	1,000,000	1.25p	18 February 2010
	-	1,500,000	-	1,500,000	4.75p	27 January 2011
J B Mullins	4,000,000	-	-	4,000,000	2.5p	10 March 2007
	1,500,000	-	-	1,500,000	2.5p	13 June 2008
	500,000	-	-	500,000	1.75p	10 June 2009
	1,000,000	-	-	1,000,000	1.25p	18 February 2010
	-	1,000,000	-	1,000,000	4.75p	27 January 2011
R J Negus	100,000	-	-	100,000	5.0p	10 July 2008
	1,000,000	-	(333,333)	666,667	1.75p	10 June 2009
	1,000,000	-	-	1,000,000	1.25p	18 February 2010
	-	1,000,000	-	1,000,000	4.75p	27 January 2011
R A Emmet	500,000	-	-	500,000	2.5p	13 June 2008
	1,000,000	-	-	1,000,000	1.75p	10 June 2009
	1,000,000	-	-	1,000,000	1.25p	18 February 2010
	-	1,000,000	-	1,000,000	4.75p	27 January 2011
	26,600,000	6,500,000	(333,333)	32,766,667		

The market price of the ordinary shares at 30 June 2004 was 3.45p and the range during the year was 1.6p to 6.875p.

ADVFN PLC

Directors Remuneration Report

NON-STATUTORY INFORMATION

Remuneration policy for executive directors

The company's policy on executive director remuneration is to:

- attract and retain high quality executives by paying competitive remuneration packages relevant to each director's role, experience and the external market. The packages include employment related benefits including contributions to private pension plans;
- incentivise directors to maximise shareholder value through share options.

Service contracts

The executive directors have contracts with a rolling six months notice period on either side.

Directors' interests

The interests of the Directors holding office at the year end in the ordinary 1p shares of the company, at 1 July 2003 and 30 June 2004 were as shown below:

	2004 Number	**2003 Number**
M J Hodges	-	-
D J Crump	110,000	110,000
C H Chambers	6,253,846	6,253,846
J B Mullins	464,444	464,444
R J Negus	333,333	-
R A Emmet	225,000	225,000

On Behalf of the Board

Michael J Hodges
29 September 2004

REPORT OF THE INDEPENDENT AUDITORS TO THE MEMBERS OF ADVFN PLC

We have audited the financial statements of ADVFN plc for the year ended 30 June 2004, which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the accounting policies and notes 1 to 22. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinion we have formed.

Respective responsibilities of the directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the group is not disclosed.

We read other information contained in the annual report, and consider whether it is consistent with the audited financial statements. This other information comprises only the Report of the Directors, the Chairman's Statement, the Managing Director's review and the Directors' Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 30 June 2004 and of the loss of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Grant Thornton UK LLP
Registered Auditors
Chartered Accountants
Gatwick
29 September 2004

ADVFN PLC

Consolidated Profit and Loss Account
for the year ended 30 June 2004

	Notes		2004 £'000		2003 £'000
Turnover	1		2,951		2,264
Cost of sales			(128)		(74)
Gross profit			2,823		2,190
Administrative expenses					
Exceptional item - impairment loss		-		(352)	
Other administrative expenses		(2,969)		(2,921)	
Total administrative expenses			(2,969)		(3,273)
Operating loss	2		(146)		(1,083)
Profit on sale of /(amounts written off investments)	10		48		(138)
			(98)		(1,221)
Net interest	4		12		3
Loss on ordinary activities before taxation			(86)		(1,218)
Tax on loss on ordinary activities	5		7		304
Loss on ordinary activities after taxation	7,15,16		(79)		(914)
Loss per ordinary share	6		(0.019p)		(0.26p)

All operations are continuing.

There were no recognised gains or losses other than the loss for the financial year.

The accompanying accounting policies and notes form an integral part of these financial statements.

ADVFN PLC

Balance Sheets
at 30 June 2004

	Notes	Group and company 2004 £'000	Group and company 2003 £'000
Fixed assets			
Intangible assets	8	541	801
Tangible assets	9	1,412	854
Investments	10	-	62
		1,953	1,717
Current assets			
Debtors	11	544	710
Cash at bank and in hand		530	621
		1,074	1,331
Creditors: amounts falling due within one year	12	(667)	(627)
Net current assets		407	704
Total assets less current liabilities		2,360	2,421
Capital and reserves			
Called up share capital	14	4,070	4,059
Share premium account	15	3,933	3,926
Profit and loss account	15	(5,643)	(5,564)
Shareholders' funds - equity	16	2,360	2,421

The financial statements were approved by the Board of Directors on 29th September 2004

Michael Hodges) DIRECTORS
David Crump)

The accompanying accounting policies and notes form an integral part of these financial statements.

ADVFN PLC

Consolidated Cash Flow Statement
for the year ended 30 June 2004

	Notes	2004 £'000	2003 £'000
Net cash inflow from operating activities	17	706	593
Returns on investment and servicing of finance			
Interest received		13	8
Interest paid		(1)	(5)
		12	3
Taxation		311	-
Capital expenditure			
Payments to acquire tangible fixed assets		(1,248)	(804)
Proceeds from disposal of fixed asset investment		110	-
		(1,138)	(804)
Net cash outflow before financing		(109)	(208)
Financing			
Issue of ordinary share capital		18	626
Share issue costs		-	(52)
Capital element of finance leases and hire purchase contracts repaid		-	(6)
Net cash inflow from financing		18	568
(Decrease)/increase in cash	18	(91)	360

The accompanying accounting policies and notes form an integral part of these financial statements.

Accounting Policies
for the year ended 30 June 2004

The financial statements have been prepared in accordance with applicable United Kingdom Accounting Standards and under the historical cost convention. The principal accounting policies are set out below and have remained unchanged since the previous year.

(a) Group financial statements

The group financial statements consolidate those of the company and its subsidiary undertakings drawn up to 30 June 2004. All intra-group transactions are eliminated on consolidation.

Goodwill arising on consolidation, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and is amortised on a straight line basis over its expected useful economic life of five years.

(b) Turnover

Turnover is the total amount receivable in the ordinary course of business from outside customers for goods supplied as a principal and for services provided, excluding VAT. Subscription and advertising income is recognised over the period that the service is provided.

(c) Intangible fixed assets

Licences and intellectual property are being amortised over their expected useful economic life of five years.

(d) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. No depreciation is charged during the period of construction. Depreciation is calculated to write down the cost less estimated residual value of all tangible fixed assets by equal annual instalments over their expected useful economic lives. The rates generally applicable are:

Leasehold improvements	over the period of the lease
Computer equipment	33%
Office equipment	20%
Website development costs	see below

Website development costs represent the design and content cost associated with the development of financial software. They are capitalised only to the extent that they lead to the creation of an enduring asset delivering benefits at least equal to the amount capitalised. They are recorded in the balance sheet in the year in which they are incurred, in accordance with FRS 15 'Tangible fixed assets' and UITF 29 'Website development costs'. Such costs are amortised over their useful economic life of two, three or five years as appropriate.

(e) Deferred taxation

Deferred tax is recognised on all timing differences where the transactions or events that give the group an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised when it is more likely than not that they will be recovered. Deferred tax is measured using rates of tax that have been enacted or substantively enacted by the balance sheet date.

(f) Investments

Investments are included at cost less amounts written off.

Accounting Policies
for the year ended 30 June 2004

(g) Leased assets

Assets held under finance leases are capitalised in the balance sheet and depreciated over their expected useful economic lives. The interest element of leasing payments represents a constant proportion of the capital balance outstanding and is charged to the profit and loss account over the period of the lease. All other leases are regarded as operating leases and the payments made under them are charged to the profit and loss account on a straight line basis over the lease term.

(h) Defined contribution pension costs

Pension costs are charged in the year in which they are incurred.

(i) Foreign currencies

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. All differences are dealt with through the profit and loss account.

(j) Financial instruments

Financial assets are recognised in the balance sheet at the lower of cost and net realisable value. Provision is made for diminution in value where appropriate. Income and expenditure arising on financial instruments is recognised on the accruals basis and credited or charged to the profit and loss account in the financial period to which it relates.

Notes to the Financial Statements
for the year ended 30 June 2004

1. Turnover and loss on ordinary activities before taxation

The turnover and loss before taxation are attributable to the principal activities of the group as defined in the report of the directors. All turnover originated in the UK.

2. Operating loss

Operating loss is arrived at after charging the following items:

	2004 £'000	2003 £'000
Exceptional item - impairment loss	-	352
Amortisation of intangible fixed assets	260	329
Depreciation:		
Tangible owned fixed assets	690	932
Tangible fixed assets held under finance leases and hire purchase contracts	-	12
Auditors' remuneration - audit fees	14	14
- other services	3	10
Lease payments - land and buildings	151	148

The other services provided by the auditors were for tax compliance work.

3. Staff numbers and costs

The average monthly number of persons (including directors) employed by the group during the year was:

	2004 Number	2003 Number
By activity		
Development	18	13
Sales and administration	8	8
	26	21

	2004 £'000	2003 £'000
Staff costs		
Wages and salaries	1,109	826
Social security costs	116	75
Pension costs	-	-
	1,225	901

Details of emoluments paid to directors and directors options are contained within the Directors' Remuneration Report.

4. Net interest

	2004 £'000	2003 £'000
Bank interest receivable	13	8
Other interest	(1)	(5)
	12	3

5. Tax credit on profit/(loss) on ordinary activities

	2004 £'000	2003 £'000
UK Corporation tax credit at 30%	-	100
Under accrual of tax credit in prior year	7	204
	7	304

The company has unused trading losses not included in the deferred tax account of approximately £3,200,000 (2003: £3,232,000) to carry forward against profits of the same trade which will be recovered once the company makes a profit.

The tax credit in the year is due to losses incurred by the group, which are not currently being recognized, together with the availability of research and development credits. The credit can be reconciled as follows:

	2004 £'000	2003 £'000
Loss on ordinary activities before tax	(86)	(1,218)
Loss on ordinary activities multiplied by standard rate of corporation tax in the UK of 30%.	(26)	(365)
Effect of:		
Expenses not deductible for tax purposes	68	328
Capital allowances for the period in excess of depreciation	4	11
(Decrease)/increase in tax losses	-	26
Income not taxed	(1)	-
Research and development uplift	(45)	-
Research and development tax credits receivable	-	(100)
Prior year research and development tax credits receivable	(7)	(204)
Current tax credit for year	(7)	(304)

6. Loss per ordinary share

	2004 Loss £'000	2004 Number of shares '000	2004 Loss per share p	2003 Loss £'000	2003 Number of shares '000	2003 Loss per share p
Loss for the year	(79)			(914)		
Weighted average number of shares		406,304			350,253	
Loss per share			(0.019p)			(0.26p)

The options are anti-dilutive so there is no diluted loss per share.

7. Loss for the year

The company has taken advantage of section 230 of the Companies Act 1985 and has not included its own profit and loss account in these financial statements. The parent company's loss for the year was £79,000 (2003: £693,000).

8. Intangible fixed assets

	Group and company Licences and intellectual property £'000	Group Goodwill on consolidation £'000	Group Total £'000
Cost			
At 1 July 2003 and 30 June 2004	1,300	346	1,646
Amortisation			
At 1 July 2003	499	346	845
Charge for the year	260	-	260
At 30 June 2004	759	346	1,105
Net book amounts			
At 30 June 2004	541	-	541
At 30 June 2003	801	-	801

9. Tangible fixed assets

Company and Group	Leasehold improvements £'000	Computer equipment £'000	Office equipment £'000	Website development costs £'000	Total £'000
Cost					
At 1 July 2003	48	326	73	3,713	4,160
Additions	-	128	-	1,120	1,248
At 30 June 2004	48	454	73	4,833	5,408
Depreciation					
At 1 July 2003	13	246	38	3,009	3,306
Charge for the year	5	72	14	599	690
At 30 June 2004	18	318	52	3,608	3,996
Net book amounts					
At 30 June 2004	30	136	21	1,225	1,412
At 30 June 2003	35	80	35	704	854

10. Fixed asset investments

	Company Subsidiary undertakings £'000	Group and Company Other fixed asset investments - listed £'000	Company Total £'000
Cost			
At 1 July 2003	350	200	550
Disposals	-	(200)	(200)
At 30 June 2004	350	-	350
Provision			
At 1 July 2003	350	138	488
Disposals	-	(138)	(138)
At 30 June 2004	350	-	350
Net book amounts			
At 30 June 2004	-	-	-
At 30 June 2003	-	62	62

The market value of the listed investments at 30 June 2003 was £62,000 for the group and the company. This investment was sold during the year realising a profit on carrying value of £48,000.

The subsidiary undertakings, Success Events Limited, UK Invest.com Limited and EO Securities Limited were all dormant in the period and wholly owned and incorporated in England and Wales.

11. Debtors

	Group and company 2004 £'000	Group and company 2003 £'000
Trade debtors	204	108
Prepayments and accrued income	154	121
Corporation tax recoverable	-	304
Other debtors	186	177
	544	710

12. Creditors: amounts falling due within one year

	Group and company 2004 £'000	Group and company 2003 £'000
Trade creditors	435	306
Other taxation and social security costs	150	145
Accruals and deferred income	77	155
Other creditors	2	14
Amounts owed to related companies	3	7
	667	627

13. Financial risk management

The group uses financial instruments, comprising cash balances, trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the group's operations.

There were no group borrowings at 30 June 2004 or 30 June 2003. The fair value of the financial assets and liabilities is not significantly different to the amount included in the financial statements.

Short term debtors and creditors have been excluded except for the currency risk disclosures below.

The group operates in overseas markets and is subject to currency exposures on transactions undertaken during the year. The group does not hedge any transactions, and foreign exchange differences on retranslation of foreign assets and liabilities are taken to profit and loss account.

At 30 June 2004 the group had £16,000 (2003: £2,000) held in US Dollars or Euros. The group had undrawn committed overdraft facilities at 30th June 2004 of £nil (2003: £30,000).

Liquidity risk
Liquidity risk is the risk that the group will have insufficient funds to meet its liabilities as they fall due. The directors monitor cash flow on a daily basis and at monthly board meetings in the context of their expectations for the business to ensure sufficient liquidity is available to meet foreseeable needs.

Interest rate risk
The directors do not consider that the business is exposed to material interest rate risk. The group finances its operations through cash reserves. The cash reserves held by the group during the year have negated the need to use interest bearing borrowings.

14. Called up share capital

	2004 Number	2003 Number	2004 £'000	2003 £'000
Authorised				
Ordinary shares of 1p each	1,000,000,000	1,000,000,000	10,000	10,000
Allotted, called up and fully paid				
Ordinary shares of 1p each	407,033,176	405,899,847	4,070	4,059

Allotments in the year

The company made allotments of 1,133,329 ordinary 1p shares by way of issue of shares for cash during the year as follows:

Date of issue	Number of shares	Average price pence	Consideration £	Aggregate nominal value £
22 January 2004	83,333	1.75	1,458	833
23 January 2004	499,999	1.75	8,750	5,000
6 February 2004	83,333	1.75	1,458	833
1 March 2004	216,665	1.25	2,708	2,167
7 April 2004	166,666	1.25	2,084	1,667
8 June 2004	83,333	1.25	1,042	833
	1,133,329		17,500	11,333

The difference between the consideration of £17,500 and the nominal value of £11,333 has been credited to the share premium account. On 7 July 2004 the company issued 295,000 ordinary shares of 1p each for cash.

Contingent rights to the allotment of shares

The company has granted options to certain directors and employees as follows:

At 1 July 2003 Number	Granted Number	Options Exercised Number	Options Lapsed Number	At 30 June 2004 Number	Exercise Price	Exercisable in the 7 years up to
100,000	-	-	(100,000)	-	10p	10 March 2007
7,000,000	-	-	-	7,000,000	2.5p	10 March 2007
5,000	-	-	-	5,000	5p	20 March 2007
56,490	-	-	-	56,490	5p	1 August 2007
5,000,000	-	-	-	5,000,000	2.5p	13 June 2008
180,000	-	-	(40,000)	140,000	4.75p	10 July 2008
250,000	-	-	-	250,000	5p	16 October 2008
10,200,000	-	(666,665)	(250,000)	9,283,335	1.75p	10 June 2009
10,058,510	-	(466,664)	(510,000)	9,081,846	1.25p	18 February 2010
-	9,110,000	-	-	9,110,000	4.75p	27 January 2011
32,850,000	9,110,000	(1,133,329)	(900,000)	39,926,671		

Options can only be exercised as to 33% on the 1st anniversary of granting, as to a further 33% on the 2nd anniversary and over all of the ordinary shares subject to option on the 3rd anniversary. The company has outstanding warrants to a shareholder to subscribe for 294,288 ordinary shares at an exercise price of 2.085p in the 3 years ending 24 January 2005.

Notes to the Financial Statements for the year ended 30 June 2004

15. Reserves

	Group and company Profit and loss account £'000	Group and company Share premium account £'000
At 1 July 2003	(5,564)	3,926
Loss transferred to reserves	(79)	-
Premium on allotment during the year	-	7
At 30 June 2004	(5,643)	3,933

16. Reconciliation of movements in shareholders' funds

	2004 £'000	2003 £'000
Loss for the financial year	(79)	(914)
Net receipts from issues of shares	18	924
Net (decrease)/increase in shareholders' funds	(61)	10
Shareholders' funds at 1 July 2003	2,421	2,411
Shareholders' funds at 30 June 2004	2,360	2,421

17. Reconciliation of operating loss to net cash inflow from operating activities

	2004 £'000	2003 £'000
Operating loss	(146)	(1,083)
Exchange differences	-	44
Exceptional item - impairment loss	-	352
Amortisation	260	329
Depreciation	690	944
(Increase)/decrease in debtors	(138)	44
Increase/(decrease) in creditors	40	(37)
Net cash inflow from operating activities	706	593

18. Reconciliation of net cash flow to movement in net funds

	2004 £'000	2003 £'000
(Decrease)/increase in cash for the year	(91)	360
Cash outflow from capital repayments of hire purchase agreements	-	6
Movement in net cash in the year	(91)	366
Net funds at 1 July 2003	621	255
Net funds at 30 June 2004	530	621

19. Analysis of movements in net funds

	At 1 July 2003 £'000	Cash flow £'000	At 30 June 2004 £'000
Cash in hand and at bank	621	(91)	530

20. Commitments under operating leases

Amounts payable under lease agreements within the next year are as follows:

	Group and company 2004 £'000	Group and company 2003 £'000
Land and buildings		
Leases expiring:		
Within one year	28	-
After five years	148	148
	176	148

21. Capital commitments and contingent liabilities

There were no capital commitments or contingent liabilities at 30 June 2004 or 30 June 2003.

22. Related party transactions

a At 30 June 2004 the company owed £3,060 to On-line plc (2003: £7,122). The company paid management charges of £31,200 (2003: £32,950) to On-line plc for the year. On-line plc is related by virtue of having common directors.

b. During the year Edward Hunter Associates Limited, a company in which R A Emmet was a director received fees of £26,499 (2003: £5,758) for recruiting staff for the company. £3,936 was owed at 30 June 2004 (2003: £991).

ADVFN PLC

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of ADVFN PLC (company number 2374988) will be held at 3rd Floor, 26 Throgmorton Street, London, EC2N 2AN on Wednesday 17th November 2004 at 11.00 a.m. for the following purposes:

Ordinary Business

1. To receive and adopt the Report of the Directors and the audited accounts of the Company for the year ended 30 June 2004.

2. To re-elect Mr. J B Mullins as a director of the Company, who will retire by rotation in accordance with the Company's Articles of Association and offers himself for re-election.

3. To re-elect Mr. R J Negus as a director of the Company, who will retire by rotation in accordance with the Company's Articles of Association and offers himself for re-election.

4. To re-elect Grant Thornton UK LLP as auditors to hold office until the next Annual General Meeting and to authorise the directors to fix their remuneration.

Special Business

5. To consider, and if thought fit, to pass the following as an Ordinary resolution:-
That the Directors be and are hereby generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise for a period from the date of the passing of this Resolution until the conclusion of the next Annual General Meeting of the Company all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal value of £2,035,165.88 and to make offers or agreements which would or might require relevant securities to be allotted after the expiry of the said period and the Directors may allot relevant securities in pursuance of such offers or agreements as if the authority had not expired.

6. To consider, and if thought fit, to pass the following as a Special Resolution:-
That the Directors be and are hereby authorised to make offers and agreements to allot equity securities (within the meaning of Section 94(2) of the Companies Act 1985) pursuant to the authority contained in paragraph 5 above as if Section 89(1) of the Companies Act 1985 did not apply to any such allotments and that the Company may at any time prior to the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted after the expiry of such authority and the Directors may allot equity securities in pursuance of such an offer or agreement as if the authority had not expired provided that such authority shall expire at the conclusion of the next Annual General Meeting of the Company and be limited to:

    (i) allotments of equity securities where such securities have been offered (whether by way of a rights issue, open offer or otherwise) to holders of ordinary shares made in proportion (or as nearly as may be) to their existing holdings of Ordinary Shares subject to the Directors having a right to make such exclusions or other arrangements in connection with such offering as they may deem necessary or expedient:-

        (a) to deal with equity securities representing fractional entitlements; and
        (b) to deal with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory; and

    (ii) to other allotments (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal amount equal to £2,035,165.88.

By order of the Board
David J Crump
Company Secretary

29th September 2004

Registered Office:
642A Lea Bridge Road
Leyton
London
E10 6AP

Notes:

1. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. The proxy need not also be a member of the company.

2. To be effective Forms of Proxy must be duly completed and returned so as to reach the registered office not less than 48 hours before the time appointed for the holding of the Meeting. Depositing a form of proxy shall not preclude a member from attending and voting in person at the meeting or any adjournment thereof instead of the proxy.

3. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 the Company specifies that only those shareholders registered in the register of members of the Company as at 11.00 a.m. on 15th November 2004 shall be entitled to attend and vote at the meeting. Changes to entries on the relevant securities register after 11.00 a.m. on 15th November 2004 shall be disregarded in determining the rights of any person to attend and vote at the meeting.

ADVFN PLC

FORM OF PROXY

To:
The Directors
ADVFN PLC (the Company)
c/o Capita Registrars (Proxies)
P. O. Box 25
Beckenham
Kent
BR3 4BR

Dear Sirs,

I/We..

of...

being a member of the Company hereby appoint...

of...

or failing him, the Chairman of the Meeting...
as my/our proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday 17th November 2004 at 11.00 a.m and at any adjournment thereof.

I/we direct that my/our proxy vote as indicated below in respect of the resolutions, which are referred to in the Notice convening the Meeting (see note 1 below).

Resolutions		For	Against
1.	To adopt the Report and Accounts for the year ended 30 June 2004		
2.	To re-elect Mr. J. B. Mullins as a director of the Company		
3.	To re-elect Mr. R. J. Negus as a director of the Company		
4.	To re-elect Grant Thornton UK LLP as the Company's auditors		
5.	To authorise the directors to allot relevant securities pursuant to Section 80 of the Companies Act 1985		
6.	To authorise the directors to allot equity securities for cash under Section 95 of the Companies Act 1985		

Date.............................. Signature...

Notes :

1. Please indicate with an "X" in the appropriate space how you wish your votes to be cast. If no indication is given your proxy will vote or abstain from voting at his discretion.

2. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. To be valid, a form of proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of authority, must arrive at the address shown above not less than 48 hours before the time appointed for the Meeting.

3. This form of proxy, if completed by a corporation, should be executed under the Common Seal of that corporation or be signed by an officer or attorney duly authorised to do so, whose capacity should be stated.

4. A member wishing to appoint as his proxy a person other than the Chairman of the Meeting, should insert in block capitals the full name of the person of his choice where indicated, and delete the words "the Chairman of the Meeting". All alterations should be initialled.

SECOND FOLD

BUSINESS REPLY SERVICE
Licence No. MB 122

1

Capita Registrars (Proxies)
PO Box 25
Beckenham
Kent
BR3 4BR

FIRST FOLD

THIRD FOLD

ADVFN

Summary of ADVFN services

Free service - ADVFN provides FREE real-time UK and delayed US share information via the Internet. ADVFN has expanded its market presence and retained its number one status by constantly updating and developing its services.

The free service comes with a comprehensive set of analytical tools including:

- **Quote - real-time LSE, OFEX, 24 hour FOREX price information**
Also includes intraday and customisable one-year charts, news and links to related discussions on the bulletin boards and company data in the case of London Stock Exchange and OFEX.

- **Charts - Static and streaming real-time and historic charts**
These charts allow you to overlay multiple stocks, indices and studies. Fully customisable charts can display stock information in line, bar and candlestick modes also includes TickScope tool.

- **Monitor - Allows you to display multiple real-time quotes**
Add up to 110 stocks per monitor and as many monitors as you like. Price information fields are fully customisable.

- **News - Regulatory, Non-Regulatory (RNS), AFX and World Headlines**
The above news services plus ADVFN's **NEW** World News Headlines service - a 'keywords' search facility for current and historical news articles. In addition, news monitor service, streaming news and news phrases search.

- **Financials - some of the best available company information**
Includes: UK fundamentals, Filter X, advanced search and **NEW** US financials.

- **NEW free exchanges include:** COMEX, NYMEX, CME, Deutsche Borse, Xetra, Toronto Stock Exchange, Toronto Venture Exchange, ASE (Athens Stock Exchange), RTS (Russian Trading System), Irish Stock Exchange, Swiss, Helsinki, Johannesburg and Copenhagen.

Other free features include: Portfolio, Top lists, Email alerts SMS/TEXT quotes to mobile phones, Trades, Directory, Sport, Events, Search, Futures & Options, Warrants, Sector Sheet, Annual reports service, Scatter X, World pages and NEW weather service. Plus the busiest financial FREE Bulletin Board in the UK.

*****

Premium services – ADVFN provides a comprehensive range of premium products. With advanced and low-priced Level 2 services, ADVFN's ethos has always been to level the playing field for the private investor.

ADVFN premium services include:

- **UK Level 2** - Basic, Enhanced and Advanced
- **Real-time US prices** - NASDAQ, DOW, NYSE, AMEX, S&P
- **Irish Level 2**
- **Trading signal systems** - Tradequant, Nasquant and iQuant
- **Real-time Futures & Options**
- **Premium Bulletin Board**
- **Real-time FTSE**

ADVFN also provides a range of Investment Training Tutorials, Seminars and Courses.

www.advfn.com

Investor Relations ADVFN plc Announcement

Date: 2004-09-30 02:30:14

Source: UK Regulatory (RNS and others)

Title: Final Results

RNS Number:5034D
ADVFN PLC
30 September 2004

Embargoed for release until 7.30 a.m. Thursday 30th September 2004

ADVFN PLC

('ADVFN' or 'the Company')

Preliminary Results for the Year Ended 30 June 2004

ADVFN, the UK's number one stocks and shares Website, today announces preliminary results for the year ended 30 June 2004.

Highlights:

* Close to break even - net loss after tax reduced by 91% to #79K (2003: #914K)
* EBITDA profits up 111% to #852K (2003: #404K)
* Net loss per ordinary share reduced by 93% to 0.019p (2003: 0.26p loss)
* Net loss before tax reduced by 93% to #86K (2003: #1.2M)
* Revenues up by 30% to #3.0 million (2003: #2.3M)
* User numbers up nearly 50% to 370,000 (2003: 250,000)

Clement Chambers, Managing Director of ADVFN commented:

"Our results for the year are very encouraging having virtually broken even and more than doubled our EBITDA profit. Our expansion into other world markets leaves us well positioned to exploit any improvement in the general market conditions."

For further information, please contact:

ADVFN

Clement Chambers, Managing Director	clemc@advfn.com	020 7070 0948
Michael Hodges, Chairman	mikeh@advfn.com	020 7070 0946
Francesca De Franco, PR	francescad@advfn.com	020 7070 0932

Chairman's Statement

ADVFN has continued to make good progress in all areas of its business. We are now not only the UK's leading supplier of stock market data to the private investor via the Internet but can now also claim to be Europe's leading supplier. We have increased our EBITDA profit by 111% from #404K (2003) to #825K (2004) and grown our user base from 250,000 (2003) to 370,000 (2004) - an increase of 50%. Furthermore, since the year-end we have broken through the significant 400,000 barrier.

We continue to develop ADVFN's core offering by continually adding more information, tools and stock market feeds from around the World. In addition we are extending and diversifying the service to include features such as weather and news, all with the aim of providing our users with the highest quality and range of tools and information available. The development process has continued at great pace during 2004. As well as the front-end additions and enhancements, the ADVFN service has been extensively upgraded behind the scenes. This means we are now able to provide stock market data 24 hours a day - we are already offering FOREX data around the clock - and we will be able to open up new and exciting markets in Asia and the Far East to our users.
I could list all of the features and tools within the site, which would run for many pages. However as this is about our year-end results and as we believe that the ADVFN Website is the best advertisement for the company, I recommend that you continue to view www.advfn.com and see for yourself as a shareholder what we have added in the past 12 months.

The improvements in all of the year's figures have been achieved because of the dedication, long hours and hard work that all of the ADVFN team have put in. They have strived to ensure that we have the best service possible. I thank everyone at ADVFN for their efforts.

Michael J Hodges
Chairman
29th September 2004

Managing Director's Review

Operating Review

Turnover for the year to the end of June 2004 was #3.0M up from #2.3M for the previous year - a 30 % growth in income. Net losses before tax were almost eliminated having been reduced by 93% to #86K from #1.2M last year and loss per ordinary share similarly reduced by 93% to 0.019p from 0.26p.

Our EBITDA has improved very strongly more than doubling (up 111%) to #852K from last year's #404K, as can be seen from the table below:

EBITDA - Earnings before interest, tax, depreciation, amortisation and exceptional items	2004 #'000	2003 #'000
Loss before tax - per financial statements	(86)	(1,218)
Amortisation	260	329
Depreciation	690	944
Exceptional item - Impairment	0	352
Net interest	(12)	(3)

EBITDA	852	404

These results are very encouraging, especially considering the investment we have made in growing our platform. We continue to report very strong growth in our user numbers - up nearly 50% from 250,000 at June 2003 to over 370,000 at June 2004. This increase in our user base and market share had a direct impact on our appeal to advertisers, which in turn contributed towards the impressive 32% growth in our advertising revenues for the year, which now nearly equal our subscription revenues.

The year to June 2004 was a solid year of growth for ADVFN. We have consolidatec our position as Europe's leading stocks and shares website and established a robust platform for global expansion. The brand has enjoyed further penetration in the UK and is gaining profile in the US as well as the rest of the World. In this period we have once again expanded our offerings, introducing many new international markets including Germany, Russia, Denmark, Ireland, Greece, Canada, Finland as well as COMEX and NYMEX, the World's leading commodities exchange; UK managed funds, Crest shorting data, derivative markets, news feeds and a plethora of other new functions. We have introduced numerous new tools anc other products including the highly acclaimed US financial data on all US listec companies. This addition is expected to accelerate the growth of our US subscribers.

ADVFN's subscription base has grown hand in hand with these developments and this has run in tandem with an increase in the rate of user acquisition that accelerated at the beginning of 2004 with the introduction of several successful marketing initiatives.

Current Trading

The ADVFN brand is becoming increasingly known and recognised globally, and we continue, with our marketing, to further develop our market profile. From registrations it appears that ADVFN is making good progress overseas, which is now responsible for more than 50% of our sign ups. We are now generating significant income from Rest Of World advertisers, particularly in the US and we are confident that our burgeoning sign-ups from this area will convert into subscriptions in due course.

As with many online services, ADVFN subscribers have a fairly long gestation between free users and premium subscribers. We have been building our user base at a significantly faster rate than in the past, suggesting that we have a sounc pipeline of subscriptions to look forward to. Our figures show that our user base is very loyal and will over time buy a number of products. The summer saw our subscription levels running around all time highs, with new advertising highs expected after the summer recess.

Prospects

2004 has seen ADVFN re-engineer itself to be a 24-hour service, so that the site can now run uninterrupted in all world markets. Our plan is to continue to roll out new products and offerings to the world market, with an eye to capturing the world's private investor community. We will continue to expand our offering in our core UK market and will be doing this in conjunction with our expansion in the US, where our marketing initiative with the Nasdaq is expected to begin bearing fruit in the near future.

In 2003 we announced that we had bought an IPO platform known as EO.

Subsequently a new company has been formed called ALLIPO, which has been set up to take the concept forward. We feel there are significant synergies between ADVFN and ALLIPO and the best way ahead for ALLIPO is as a separate, dedicated, independently financed company. A further announcement will be made in due course concerning this transaction.

I would like to take this opportunity once again to thank the staff of ADVFN, as our progress continues to be the result of their hard work.

Clement Chambers

Managing Director
29th September 2004

Consolidated Profit and Loss Account
for the year ended 30 June 2004

	Notes	2004 #'000	2004 #'000	2003 #'000	2003 #'000
Turnover			2,951		2,264
Cost of sales			(128)		(74)
Gross profit			2,823		2,190
Administrative expenses					
Exceptional item - impairment loss		-		(352)	
Other administrative expenses		(2,969)		(2,921)	
Total administrative expenses			(2,969)		(3,273)
Operating loss			(146)		(1,083)
Amounts written off investments			48		(138)
			(98)		(1,221)
Net interest			12		3
Loss on ordinary activities before taxation			(86)		(1,218)
Tax on loss on ordinary activities			7		304
Loss on ordinary activities after taxation			(79)		(914)
Loss per ordinary share	2		(0.019p)		(0.26p)

All operations are continuing.

There were no recognised gains or losses other than the loss for the financial year.

Balance Sheets
at 30 June 2004

	Notes	Group and Company 2004 #'000	Group and Company 2003 #'000
Fixed Assets			
Intangible assets		541	801
Tangible assets		1,412	854
Investments		-	62
		1,953	1,717
Current Assets			
Debtors		544	710
Cash at bank and in hand		530	621
		1,074	1,331
Creditors: amounts falling due within one year		(667)	(627)
Net current assets		407	704
Total assets less current liabilities		2,360	2,421
Capital and Reserves			
Called up share capital		4,070	4,059
Share premium account		3,933	3,926
Profit and loss account		(5,643)	(5,564)
Shareholders' funds - equity	3	2,360	2,421

The financial statements were approved by the Board of Directors on 29 September 2004.

Consolidated Cash Flow Statement
for the year ended 30 June 2004

	Notes	2004 #'000	2003 #'000
Net cash inflow from operating activities	4	706	593
Returns on investment and servicing of finance			
Interest received		13	8
Interest paid		(1)	(5)
		12	3
Taxation		311	-
Capital expenditure			
Payments to acquire tangible fixed assets		(1,248)	(804)
Proceeds from disposal of fixed asset investments		110	-
		(1,138)	(804)
Net cash outflow before financing		(109)	(208)
Financing			
Issue of ordinary share capital		18	626

Share issue costs		-	(52)
Capital element of hire purchase contracts repaid		-	(6)
Net cash inflow from financing		18	568
(Decrease)/increase in cash	5	(91)	360

Notes for the year ended 30 June 2004

1. General

The financial information herein does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

The financial information has been extracted from the group's 2004 statutory financial statements upon which the auditors reported on 29 September 2004. Their opinion is unqualified and does not include any statement under section 237 of the Companies Act 1985. The accounts have been prepared in accordance with applicable accounting standards and under the historical cost convention. The principal accounting policies of the group have remained unchanged from the previous annual report.

Copies of the annual report are being posted to shareholders and copies will be available from the company's registered office at 642a Lea Bridge Road, Leyton, London, E10 6AP.

2. Loss per ordinary share

	2004			2003		
	Loss #'000	Number of shares '000	Loss per share p	Loss #'000	Number of shares '000	Loss per share p
Loss for the year	(79)			(914)		
Weighted average number of shares		406,304			350,253	
Loss per share			(0,019p)			(0.26p)

The options are anti-dilutive so there is no diluted loss per share.

3. Reconciliation of movements in shareholders' funds

	2004 #'000	2003 #'000
Loss for the financial year	(79)	(914)
Net receipts from issues of shares	18	924
Net (decrease)/increase in shareholders' funds	(61)	10
Shareholders' funds at 1 July	2,421	2,411
Shareholders' funds at 30 June	2,360	2,421

4. Reconciliation of operating loss to net cash inflow from operating activities

	2004	2003

	#'000	#'000
Operating loss	(146)	(1,083)
Exchange differences	-	44
Exceptional item - impairment loss	-	352
Amortisation	260	329
Depreciation	690	944
(Increase)/decrease in debtors	(138)	44
Increase/(decrease) in creditors	40	(37)
Net cash inflow from operating activities	706	593

5. Reconciliation of net cash flow to movement in net funds

	2004 #'000	2003 #'000
(Decrease)/increase in cash for the year	(91)	360
Cash outflow from capital repayments of hire purchase agreements	-	6
Movement in net cash in the year	(91)	366
Net funds at 1 July	621	255
Net funds at 30 June	530	621

6. Analysis of movements in net funds

	At 1 July 2003 #'000	Cash flow #'000	At 30 June 2004 #'000
Cash in hand and at bank	621	(91)	530

END
FR QKCKNOBKDNCB

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Embargoed for release until 7.30 a.m. 29th March 2006

ADVFN PLC
('ADVFN' or 'the Company')

Unaudited Interim Results for the Six Months Ended 31 December 2005

ADVFN, Europe's leading stocks and shares website, today announces its unaudited interim results for the six months ended 31 December 2005.

Highlights:

- **Turnover up 21% to £1.82M (2004 : £1.5M)**
- **ADVFN user numbers up over 37% to 620K (2004 : 450K)**
- **Total group user numbers up over 41% to 1.7M at the report date compared to 1.2M at the annual report date of 10 October 2005**
- **Growth in subscriber numbers accelerating since the period-end**

Clem Chambers, Managing Director of ADVFN commented:

"ADVFN is experiencing an exciting phase of growth that promises much for 2006. The six months up to the 31st of December 2005 has been another period of solid progress. We have been investing heavily in calendar year 2005 and the results reflect this and are the driver of current levels of growth. The ADVFN site's revenue has remained consistent and growing, while CupidBay is now contributing as its early monetization phase begins to gain traction. The potential for CupidBay is most encouraging. Our international developments are moving on at a good pace. We are in the advanced stages with the Japanese, Brazilian and German sites, have launched the Italian site and the US and French sites are continuing to grow. Traffic and subscription levels are at all time highs. We are confident that the next 12 months will be particularly strong."

ADVFN PLC

Chairman's Statement

The past 12 months have seen us continue to build and invest in the future of the company. This has resulted in a 37% increase in users and a 21% increase in turnover. We have done this by creating new versions of the ADVFN website aimed at different world markets. We are the number one stocks and shares website in the UK, and in fact Europe; a status which has been achieved solely by working on an English version of the site. During the past 12 months we have created a new part of ADVFN that is working to internationalise the site. We now have a new ADVFN French site and an Italian site and also have Japanese, Brazilian and German sites in test. This will give us the opportunity to bring ADVFN to a much larger market; one that is not based around the English language.

During the year we also started ADVFN Japan our Joint Venture based in Tokyo. This Joint Venture raised $5M in the local market to allow it to develop our Japanese site which is in open Alpha testing and the feedback so far is very positive. I hope that when launched we will see great interest as ADVFN is unique in Japan. Working in Japan has allowed us to meet many exciting and interesting people throughout Asia which could lead to similar ventures in other parts of the continent.

In the UK we completed a platform revision which has increased the stability of our service significantly. In fact, since the period end, one of our collocation data centres caught fire but we were able to keep the site up and running using one of our other collocation sites without any downtime. Building this type of infrastructure is not only expensive it also takes time and the right people to do it. I have always thanked our staff for their hard work in helping us to create ADVFN but now we have moved beyond creating and into building a system that is more stable and more flexible than we could have ever imagined when we first started ADVFN and for that I would like to once again thank all our staff.

Adding more content to ADVFN has given our sales team more advertising inventory to sell and that is exactly what they are doing with great success. We have a great advertising sales team which has increased in size over the last 12 months. Their hard work coupled with the ever-increasing value of the ADVFN brand has resulted in an advertising platform that is continuing to grow month on month. Many of our advertising slots/areas sell out some months in advance. This is because our sales team work directly with the advertisers to make sure we get the results they require, which means extremely high levels of customer retention.

Since the year-end all the above has continued as you would expect but at an increased pace. In February we announced the purchase of Equity Development Ltd which is a valuable addition to the group. Equity Development produces very high quality sponsored research notes on companies either already listed or those wishing to come to the market. This research is used and very well respected throughout the UK financial sector. I would like to take this opportunity to welcome all of the Equity Development team to ADVFN and I am sure they will enjoy being part of the group as we start to mix our ideas and plans with theirs.

Michael J Hodges
Chairman
29th March 2006

Managing Director's Review

Operating Review

I am pleased to present a positive set of results which show a 21% increase in turnover to £1.82M compared to the same period last year. This has been achieved due to an increase in our user numbers of over 37% to 620,000 at the period end.

We have continued with our previous policy of introducing new stock markets and other data to our site. Since our last results we have expanded our offerings to include market data from several new countries.

Current Trading

Since the period end I am very pleased to report that our user base has continued to expand further and the growth in user numbers has started to accelerate more strongly.

We are continuing with negotiations for most of the remaining major stock markets around the world and expect to bring more on-line in due course. We are making solid progress in the United States and expect that trend to continue. Our joint venture in Japan is progressing well and we plan to use this as a blueprint in other territories.

During the period CupidBay has continued to expand its user numbers and is now starting to generate meaningful revenue which we expect to become more significant over the coming year. Fotothing has also expanded during the year and increased its user base. We hope to move this business forward over the coming year into a position where it can start to generate revenues for the group.

ALL IPO has gained its FSA regulation and is running ahead of plan. It has established itself as a solid and viable platform for new issues and is looking to 2006 as the year that it builds its position in the City as a default fixture for IPOs; with the recent news of more potential privatisations auguring well.

The expansion of our user base is not limited to just Advfn, and I am pleased to report that our total group user numbers up are up in excess of 41% to 1.7M at the report date compared to 1.2M at the annual report date of 10 October 2005.

Prospects

So far 2006 has been very positive and leads us to be very optimistic about the prospects for the year ahead. Growth has accelerated since the new year which is most encouraging. We will continue to execute on our plans, which long-term shareholders will recognise as relatively unchanged over the last few years. We believe these are now bearing fruit and that the coming period is very promising.

Clem Chambers
Managing Director
29th March 2006

ADVFN PLC
Consolidated Profit and Loss Accounts
for the six months ended 31 December 2005

	Six months ended 31 December 2005 Unaudited £'000	Six months ended 31 December 2004 Unaudited £'000	Year ended 30 June 2005 Audited £'000
Turnover	1,816	1,503	3,303
Cost of sales	(91)	(87)	(182)
Gross profit	1,725	1,416	3,121
Administrative expenses			
Exceptional item – impairment loss	-	-	(1,027)
Other administrative expenses	(2,417)	(1,303)	(3,252)
Total administrative expenses	(2,417)	(1,303)	(4,279)
Operating (loss) / profit	(692)	113	(1,158)
Share of operating losses of associates	(132)	(5)	(72)
Exceptional item : profit on sale of subsidiary	723	2,239	2,202
	(101)	2,347	972
Net interest	21	9	29
(Loss) / profit on ordinary activities before taxation	(80)	2,356	1,001
Tax on (loss) / profit on ordinary activities	-	-	11
(Loss) / profit on ordinary activities after taxation	(80)	2,356	1,012
(Loss) / earnings per ordinary share	(0.017p)	0.56p	0.23p

There were no recognised gains or losses other than the result for the financial period.

ADVFN PLC
Consolidated Balance Sheets
at 31 December 2005

	31 December 2005 Unaudited £'000	31 December 2004 Unaudited £'000	30 June 2005 Audited £'000
Fixed Assets			
Intangible assets	152	412	281
Tangible assets	1,519	2,195	1,180
Investments	2,741	2,234	2,150
	4,412	4,841	3,611
Current Assets			
Debtors	556	493	655
Investments	28	-	13
Cash at bank and in hand	1,061	2,100	1,824
	1,645	2,593	2,492
Creditors: amounts falling due within one year	(1,010)	(712)	(974)
Net current assets	635	1,881	1,518
Total assets less current liabilities	5,047	6,722	5,129
Creditors: amounts falling due after one year	-	-	(12)
Net assets	5,047	6,722	5,117
Capital and Reserves			
Called up share capital	4,621	4,609	4,618
Share premium account	5,410	5,400	5,403
Profit and loss account	(4,984)	(3,287)	(4,904)
Shareholders' funds – equity	5,047	6,722	5,117

ADVFN PLC
Consolidated Cash Flow Statements
for the six months ended 31 December 2005

	Six months ended 31 December 2004 Unaudited £'000	Six months ended 31 December 2004 Unaudited £'000	Year ended 30 June 2005 Audited £'000
Net cash inflow from operating activities	(136)	717	951
Returns on investment and servicing of finance			
Interest received	21	10	48
Interest paid	-	(1)	(19)
	21	9	29
Taxation	-	-	311
Capital expenditure			
Payments to acquire tangible fixed assets	(636)	(1,152)	(1,666)
Payments to acquire investments	-	-	(33)
	(636)	(1,152)	(1,699)
Net cash outflow before financing	(751)	(426)	(719)
Financing			
Issue of ordinary share capital	10	2,117	2,139
Share issue costs	-	(121)	(121)
Capital element of finance leases repaid	(7)	-	(5)
Net cash inflow from financing	3	1,996	(2,013)
(Decrease) / Increase in cash	(748)	1,570	1,294

ADVFN PLC
Notes to the interim statement
for the six months ended 31 December 2005

1. (Loss) / earnings per ordinary share

		Six months ended 31 December 2005	Six months ended 31 December 2004	Year ended 30 June 2005
(Loss) / profit for the period	£'000	(80)	2,356	1,012
Weighted average number of shares	'000	461,229	418,652	439,932
(Loss) /earnings per share	P	**(0.017p)**	**0.56p**	**0.23p**

2. The directors do not recommend the payment of a dividend.

3. The financial information contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2005 is extracted from the audited financial statements for that period on which the auditors gave an unqualified report. A copy of those financial statements has been filed with the Registrar of Companies.

4. Copies of this statement are being posted to shareholders shortly and will be available from the company's registered office at 642a Lea Bridge Road, Leyton, London, E10 6AP.

ADVFN PLC

Chairman's Statement

I am pleased to report that ADVFN is making good progress in all areas of its business.
We have continued to build on our previous successes, making a solid EBITDA profit. In the period we have strengthened the business by introducing many new features to the ADVFN site. We have taken advantage of the recent market conditions to add further robustness to our organisation, product and finances. This progress continues to accelerate as I write.

We have begun adding new sources of data from a range of different markets including the Toronto Stock Exchange, the TSX Venture Exchange - Canada's venture capital marketplace - the Montreal Derivatives Exchange, the Montreal Options Exchange and a host of Canadian indices. Other specialised exchanges will follow to complete a comprehensive North American package. We have also added Russian exchanges to take advantage of this exciting and growing market. We will be adding an exhaustive range of exchanges throughout 2004 and 2005, together with new services and innovative tools to help our users take advantage of all the World's major markets.

New exchanges from around the world will give us a depth of data to provide users around the world with a truly global offering.

Our ethos is to improve our product by listening to our members. In this way we optimise our efforts to provide what our customers want and need. For example our charting software has advanced to become best of breed on the net thanks to user feedback. If you are a stock chartist and have not viewed our enhanced charts, please do so, as I am sure you will be impressed by their level of sophistication and usability.

We are making progress outside of the UK and are now attracting advertisers from overseas. Our newly introduced Foreign Exchange service has attracted robust levels of US advertising and this appears to establish a lucrative trend driven by global site traffic.

ADVFN staff are committed to our growth and development. It is their skills and dedication coupled with the interactive feedback from our users, which make us a unique business proposition. We thank everyone for their efforts in helping ADVFN remain the leading online destination for private investors in the UK. We look forward to becoming the leading destination for private investors in the world. This is the goal we are all working towards and one we believe we can achieve.

Michael Hodges
Chairman
29th March 2004

Managing Director's Statement

Operating Review

Turnover for the six months to December 31st was up 23% to £1.33M compared to the same period last year. In the same period losses before tax were reduced by over 45% to £147K from £268K and the net loss per share was reduced by 50% to 0.04p from 0.08p in 2002.

More importantly we achieved an EBITDA profit of £301K compared to a loss of £10K last year as can be seen from the table below:

EBITDA – Earnings before interest, tax, depreciation, amortisation and exceptional items	Six months ended 31 December 2003 £'000	Six months ended 31 December 2002 £'000	Year ended 30 June 2003 £'000
Loss before tax – per financial statements	(147)	(268)	(1,218)
Amortisation	130	164	329
Exceptional item - Impairment	-	-	352
Depreciation	324	92	944
Net interest	(6)	2	(3)
EBITDA	**301**	**(10)**	**404**

Current Trading

I am pleased to report that since December our trading has continued to improve. We have increased our overall user base by over 33% from 250,000 at June 2003 to over 335,000 at March 2004 with an increasingly significant proportion of new users coming from the USA and overseas. We enjoyed a steady rise in subscription up to Christmas, which has since been followed by a very strong period. This progress sees us with approximately 66% more subscribers than this time last year and an equivalent increase in subscription revenue.

We launched the first of our new overseas markets this year with the Russian Stock Exchange. Numerous Canadian exchanges rapidly followed and major German exchanges are being added now. We are well on track in our plans to incorporate data from all the worlds important markets over the next two years and we hope to have at least 40% launched by the end of the calendar year.

Prospects

ADVFN has been able to take advantage of more benign market conditions and is now growing at an accelerated rate. It is exciting to be able to tell shareholders that the daily registration rate is currently running at a level 400% greater than this time last year. These rates have been sustained over an extended period and we are convinced they will translate into both top and bottom line figures in due course.

It is tempting to become over enthusiastic about signups and forget that user bases mature over the medium term. A new user today can take an extended period to become an established part of an audience. Consequently this rapid growth can be considered as laying down the foundations for future revenue growth.

ADVFN has come a long way since its early days. We have built a solid business platform by investing in our staff, our processes and our infrastructure. While continuing to grow our UK business, the market opportunity outside of the UK is significant. We are well positioned to exploit this potential. I have the pleasure to be able to tell you that we already have market penetration in the US and that every day our traffic and revenue is growing in this territory. It is our goal to repeat our UK success in the US and elsewhere. We are happy with our progress and quietly confident of a very positive outcome.

Clement Chambers
Managing Director
29th March 2004

ADVFN PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Six months ended 31 December 2003 Unaudited £'000	Six months ended 31 December 2002 Unaudited £'000	Year ended 30 June 2003 Audited £'000
Turnover	1,334	1,083	2,264
Cost of sales	(60)	(29)	(74)
Gross profit	1,274	1,054	2,190
Administrative expenses			
Exceptional item – impairment loss	-	-	(352)
Other administrative expenses	(1,427)	(1,320)	(2,921)
Total administrative expenses	(1,427)	(1,320)	(3,273)
Operating loss	(153)	(266)	(1,083)
Amounts written off investments	-	-	(138)
	(153)	(266)	(1,221)
Net interest	6	(2)	3
Loss on ordinary activities before taxation	(147)	(268)	(1,218)
Tax on loss on ordinary activities	-	-	304
Loss on ordinary activities after taxation	(147)	(268)	(914)
Loss per ordinary share	(0.04p)	(0.08p)	(0.26p)

There were no recognised gains or losses other than the result for the financial period.

Notes to the Interim Statement

1. The calculation of loss per share is based on the loss on ordinary activities after taxation divided by the weighted average number of shares in issue for the period which was 405,900,000 (335,602,000 in the six months ended 31 December 2002 and 350,253,000 in the year ended 30 June 2003).

2. The directors do not recommend the payment of an interim dividend.

3. The financial information contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2003 is extracted from the audited financial statements for that period on which the auditors gave an unqualified report. A copy of those financial statements has been filed with the Registrar of Companies.

4. Copies of this statement are being posted to shareholders shortly and will be available from the company's registered office at 642a Lea Bridge Road, Leyton, London, E10 6AP.

ADVFN PLC
('ADVFN' or 'the Company')

Unaudited Interim Results for the Six Months Ended 31 December 2004

ADVFN, Europe's leading stocks and shares website, today announces maiden profits in its unaudited interim results for the six months ended 31 December 2004.

Highlights:

- **A maiden profit of £2.36M (including exceptional profit) (2003: £147K loss)**
- **Exceptional profit of £2.2M on sale of subsidiary**
- **EBITDA up 112% to £638K (2003: £301K)**
- **Operating profit for the first time of £113K (2003: £153K loss)**
- **Earnings per share of 0.56p (including exceptional profit) (2003: 0.04p loss)**
- **Record user numbers up 50% to 450,000 (2003: 300,000)**

Clement Chambers, Managing Director of ADVFN commented:

"We are pleased to announce our interim figures which show a very strong performance and are delighted to announce a maiden profit. ADVFN has never been in a stronger position and the figures reflect an ongoing momentum. ADVFN is well placed for the next phase of expansion and this process is well underway. We firmly believe we can reproduce ADVFN's UK success on a global scale. While this is a significant challenge which will not be achieved overnight, it is one that is well within our capabilities and one that offers exciting prospects for the business and our shareholders."

ADVFN PLC

Chairman's Statement

As you will have seen from the attached results we have had a good start to the year, which sees us announcing a maiden profit. .

We have continued to expand the ADVFN service and have added more exchanges including the Singapore Stock Exchange, the first in a range of Asian markets coming to the site. This has come as a result of a reengineering of our infrastructure which now allows for 24 hour uninterrupted service, crucial for markets which operate in windows once used for downtime, like Singapore and other Asian markets. This is the first of the Asian exchanges to come online and opens the way for ADVFN to become a leading provider in these exciting markets.

Parallel to these plans we are actively looking for acquisitions. We feel that now is a good moment to be more active in this area as we have built a strong platform of audience and technology that acquired companies would benefit from. Late last year, we raised £1.9 million after costs to allow us to accelerate our growth and expansion plans.

ADVFN's success has allowed us to explore other areas of business and in November we reversed one of our subsidiaries All Ipo Limited into Akaei PLC and formed ALL IPO PLC of which we now own 48.3%, worth approximately £3 million in the market today. This transaction gave rise to the exceptional profit of £2.2 million included within the results. ALL IPO will make available, to private investors, shares of companies that are coming to the market and wishing to raise capital via the Internet. Retail investors will be able to participate on-line in IPOs and other fundraisings by applying for new issues of shares during an IPO via a fully on-line process. Investors will be able to view investment opportunities, apply for shares, pay and have their investments confirmed in an end-to-end electronic process.

CupidBay (www.cupidbay.com) has continued to move ahead at a relentless pace, which has seen it very rapidly move up the web rankings. CupidBay is still in its early development stage but the site has now surpassed the 200,000 registered user level, with members from over 233 countries, and it continues to expand beyond our expectations.

All of the ADVFN team have worked exceptionally hard over the past six months and continue to do so and I would like to thank them all for their time and effort. I would urge all shareholders to take a look at the site at: www.advfn.com, as we believe the tools and data available are invaluable to anyone with an interest in the financial markets.

Michael J Hodges
Chairman
29th March 2005

Managing Director's Review

Operating Review

We achieved operating profits for the first time of £113K, for the six month period to 31st December 2004, compared to a £153K loss for the same period last year and a net profit after tax of £2.36M (after including the exceptional profit of £2.2M) compared to £147K loss last year. Turnover was up 13% to £1.5M from £1.3M last year.

We also recorded our first earnings per share of 0.56p per share (after including the exceptional profit) compared to 0.04p loss last year and our EBITDA figures displayed the strength in our performance with a 112% increase to £638K from £301K last year as can be seen from the following table:-

EBITDA – Earnings before interest, tax, depreciation, amortisation and exceptional items	December 2004 £'000	December 2003 £'000	June 2004 £'000
Profit/ (loss) before tax – per accounts	**2,356**	**(147)**	**(86)**
Amortisation	130	130	260
Depreciation	400	324	690
Exceptional item – Profit on sale of subsidiary	(2,239)	0	0
Net interest	(9)	(6)	(12)
EBITDA	**638**	**301**	**852**

We are pleased that despite aggressively investing in ADVFN's platform and brand we have managed to achieve a maiden profit and continued strong growth in EBITDA. In addition we have accelerated our programme of introducing new stock markets and other data to our site. Since our last results we have expanded our offerings to include market data from Poland, South Africa, Sweden, Canada, Switzerland and Singapore and also additional data from Archipelago and GTIS Forex.

Our user base has continued to grow and at the end of December 2004 had grown 50% to over 450,000 users compared to 300,000 at December of the previous year.

Current Trading

Since the period end I am pleased to report that our user base has continued to expand further and our turnover has grown in line with improved market conditions for both subscription income and advertising revenue.

We are actively involved in negotiations for the majority of remaining stock markets around the world and expect to bring most of these on-line over the next year. Progress in the US has been solid, with subscriptions growing and advertising income rising with traffic levels. With NASDAQ and NYSE Level 2 products now set to come on stream we are hopeful the US business will experience more accelerated growth.

CupidBay continues to expand and in many ways is outstripping its development plans. Subscription income and advertising revenue continue to increase at levels well in excess of our original expectations. The coming year will see CupidBay continue to build its income by monetising its growing traffic.

Prospects

ADVFN is moving towards becoming a mature platform and as it does our focus is moving subtly towards a greater emphasis on marketing and sales. This does not mean we will be reducing our development outlay but we will be increasingly more focused in growing our revenues by leveraging the product potential of the ADVFN platform.

We see no reason why ADVFN should not be as successful in other global markets as it is in the UK. We are addressing this vision in our normal way, by close interaction with our user base, innovation and close regard to costs. While ADVFN continues to enjoy its market leading status in the UK, we have no plans to sit back on our laurels. The global potential of ADVFN is the real opportunity and one we are committed to deliver.

Clement Chambers
Managing Director
29th March 2005

ADVFN PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the six months ended 31 December 2004

	Six months ended 31 December 2004 Unaudited £'000	Six months ended 31 December 2003 Unaudited £'000	Year ended 30 June 2004 Audited £'000
Turnover	1,503	1,334	2,951
Cost of sales	(87)	(60)	(128)
Gross profit	1,416	1,274	2,823
Administrative expenses	(1,303)	(1,427)	(2,969)
Operating profit / (loss)	113	(153)	(146)
Share of operating losses of associate	(5)	-	-
Profit on sale of investments	-	-	48
Exceptional item : profit on sale of subsidiary	2,239	-	-
	2,347	(153)	(98)
Net interest	9	6	12
Profit / (loss) on ordinary activities before taxation	2,356	(147)	(86)
Tax on profit / (loss) on ordinary activities	-	-	7
Profit / (loss) on ordinary activities after taxation	2,356	(147)	(79)
Earnings / (loss) per ordinary share	0.56p	(0.04p)	(0.019p)

There were no recognised gains or losses other than the result for the financial period.

ADVFN PLC
Consolidated Balance Sheets
at 31 December 2004

	31 December 2004 Unaudited £'000	31 December 2003 Unaudited £'000	30 June 2004 Audited £'000
Fixed Assets			
Intangible assets	412	672	541
Tangible assets	2,195	1,140	1,412
Investments	2,234	-	-
	4,841	1,812	1,953
Current Assets			
Debtors	493	560	544
Cash at bank and in hand	2,100	430	530
	2,593	990	1,074
Creditors: amounts falling due within one year	(712)	(527)	(667)
Net current assets	1,881	463	407
Total assets less current liabilities	6,722	2,275	2,360
Capital and Reserves			
Called up share capital	4,609	4,059	4,070
Share premium account	5,400	3,926	3,933
Profit and loss account	(3,287)	(5,710)	(5,643)
Shareholders' funds – equity	6,722	2,275	2,360

ADVFN PLC
Consolidated Cash Flow Statements
for the six months ended 31 December 2004

	Six months ended 31 December 2004 Unaudited £'000	Six months ended 31 December 2003 Unaudited £'000	Year ended 30 June 2004 Audited £'000
Net cash inflow from operating activities	717	209	706
Returns on investment and servicing of finance			
Interest received	10	7	13
Interest paid	(1)	(1)	(1)
	9	6	12
Taxation	-	204	311
Capital expenditure			
Payments to acquire tangible fixed assets	(1,152)	(610)	(1,248)
Proceeds from disposal of fixed asset investments	-	-	110
	(1,152)	(610)	(1,138)
Net cash outflow before financing	(426)	(191)	(109)
Financing			
Issue of ordinary share capital	2,117	-	18
Share issue costs	(121)	-	-
Net cash inflow from financing	1,996	-	18
Increase / (decrease) in cash	1,570	(191)	(91)

ADVFN PLC
Notes to the interim statement
for the six months ended 31 December 2004

1. Earnings / (loss) per ordinary share

		Six months ended 31 December 2004	Six months ended 31 December 2003	Year ended 30 June 2004
Profit / (loss) for the period	£'000	2,356	(147)	(79)
Weighted average number of shares	'000	418,652	405,900	406,304
Earnings / (loss) per share	P	**0.56p**	**(0.04p)**	**(0.019p)**

2. The directors do not recommend the payment of a dividend.

3. The financial information contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2004 is extracted from the audited financial statements for that period on which the auditors gave an unqualified report. A copy of those financial statements has been filed with the Registrar of Companies.

4. Copies of this statement are being posted to shareholders shortly and will be available from the company's registered office at 642a Lea Bridge Road, Leyton, London, E10 6AP.

Investor Relations ADVFN plc Announcement

Date: **2004-07-12 05:42:44**

Source: **AFX**

Title: **ADVFN says offering free NYMEX, COMEX data on financial website**

LONDON (AFX) - ADVFN PLC said it is providing free New York Mercantile Exchange (NYMEX) and COMEX data on its financial website.

In a statement, the company said private investors now have access to NYMEX Futures and Options data, which includes commodities ranging from electricity tc propane; and COMEX, which lists the metals: gold, silver, copper and aluminium.

ADVFN has also just added the Winnipeg Commodities Exchange.

newsdesk@afxnews.com

ra

Investor Relations ADVFN plc Announcement

Date: 2004-07-13 12:54:06
Source: UK Regulatory (RNS and others)
Title: Issue of Equity

RNS Number:8152A
ADVFN PLC
13 July 2004

ADVFN plc (the "Company")

The Company announces that it has placed 295,000 ordinary shares of 1p each (the "shares") at a price of 3.375p per share. The shares were issued in settlement of a debt owed by the Company. Admission of and dealings in the shares is expected to commence on 14 July 2004.

END
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Investor Relations ADVFN plc Announcement

Date: 2004-07-13 13:13:44

Source: AFX

Title: **ADVFN places 0.3 mln shares at 3.375 pence each**

LONDON (AFX) - ADVFN PLC said it has placed 295,000 at 3.375 pence per share.

The shares were issued in settlement of a debt owed by the company.

bam

Investor Relations ADVFN plc Announcement

Date: 2004-08-16 02:00:19

Source: UK Regulatory (RNS and others)

Title: Holding(s) in Company

RNS Number:9624B
ADVFN PLC
16 August 2004

16 August 2004

ADVFN PLC ("the Company")

The Company announces that it was notified today that, in accordance with Section 208 of the Companies Act 1985, Mr. Peter O'Reilly has a total holding of 33,220,000 ordinary shares of the Company, representing 8.16 per cent of the total issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Investor Relations ADVFN plc Announcement

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Date: **2004-09-09 02:30:08**

Source: **UK Regulatory (RNS and others)**

Title: **Notice of Results**

RNS Number:7642C
ADVFN PLC
09 September 2004

Under embargo until: September 9, 2004 at 7.30am

ADVFN Plc

Notice of Preliminary Announcement release date

ADVFN Plc intends to release the Preliminary Announcement of its results for the year ended 30 June 2004 on Thursday, 30 September 2004.

Enquiries to Francesca De Franco Tel: 020 7070 0932/email: francescad@advfn.com

ADVFN Plc
26 Throgmorton Street
London
EC2N 2AN

END

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Investor Relations ADVFN plc Announcement

Date: 2004-09-30 03:27:59

Source: AFX

Title: **ADVFN narrows FY pretax loss as website users rise 50 pct**

LONDON (AFX) - ADVFN PLC said full-year losses narrowed sharply as the number of website users rose by nearly 50 pct.

The owner of the financial market information website ADVFM.com said its pretax loss in the 12 months to June 30 was 86,000 stg, compared with a 1.2 mln loss a year ago, as revenues rose 30 pct to 3.0 mln stg.

Net loss after tax fell to 79,000 stg from 914,000, while EBITDA rose 111 pct to 852,000 stg.

Website users rose to 370,000 from 250,000 a year ago.

"Our results for the year are very encouraging having virtually broken even and more than doubled our EBITDA profit," said Clement Chambers, managing director of ADVFN.

"Our expansion into other world markets leaves us well positioned to exploit any improvement in the general market conditions".

From registrations, ADVFN said it is making good progress overseas -- now responsible for more than 50 pct of sign ups.

The summer saw subscription levels running around all time highs, with new advertising highs expected after the summer recess.

The company said the best way forward for the IPO platform EO, bought in 2003 and later formed into a new company called ALLIPO, would be as a separate, independently financed company.

A further announcement will be made in due course concerning this transaction, ADVFN said.

oliver.wagg@afxnews.com

ow/ab

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Investor Relations ADVFN plc Announcement

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Date: 2004-09-30 03:43:25

Source: AFX

Title: **UK smallcap opening - ADVFN moves higher on narrowing FY losses**

LONDON (AFX) - Shares in ADVFN lifted in early days as full-year losses narrowed sharply as the number of website users rose by nearly 50 pct.

The owner of the financial market information website ADVFM.com said its pretax loss in the 12 months to June 30 was 86,000 stg, compared with a 1.2 mln loss a year ago, as revenues rose 30 pct to 3.0 mln stg.

Net loss after tax fell to 79,000 stg from 914,000, while EBITDA rose 111 pct to 852,000 stg.

Shares in ADVFN were 0.20 higher at 3.85.

rn/vjt/

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Investor Relations ADVFN plc Announcement

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Date: **2004-09-30 04:33:38**

Source: **AFX**

Title: **ADVFN FY pretax loss 86,000 stg vs loss 1.22 mln**

LONDON (AFX) - ADVFN PLC year to June 30 2004
Sales - 2.95 mln stg vs 2.26 mln
Pretax loss - 86,000 stg vs loss 1.22 mln
Net loss - 79,000 stg vs 914,000
EBITDA - 852,000 stg vs 404,000
Loss per share - 0.019 pence vs LPS 0.26

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Investor Relations ADVFN plc Announcement

Date: 2004-10-08 03:26:47

Source: AFX

Title: On-line FY pretax profit 216,000 stg vs loss 1.51 mln stg

LONDON (AFX) - On-line PLC said it has made a full-year pretax profit of 216,000 stg, up from a loss of 1.51 mln stg a year earlier.

Sales fell just 51,000 stg from 205,000 stg, which On-line said was due to the non-consolidation of associate ADVFN PLC and due to the curtailment of trading by Akaei PLC.

Earnings per share was 3.3p for the full year, compared with a loss per share of 19.4p a year earier.

On-line said ADVFN PLC, in which it has a 28 pct share, almost broke even at pretax level, and made a full-year EBITDA profit of 852,000 stg.

ADVFN, the stocks and shares website, saw its user numbers increased by 50 pct over the year from 250,000 to 370,000 and has since broken the 400,000 barrier, On-line said.

Akaei PLC, in which On-line holds a 82 pct share, said earlier this week that it is in talks about a possible reverse takeover.

Akaei, which is a cash shell after it discontinued its software publishing business in 2003, announced a pretax loss of 45,000 stg for the year to June.

On-line said the conclusion of a reverse takeover deal looks "probable in foreseeable future."

tc

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Investor Relations ADVFN plc Announcement

Date: 2004-10-19 02:30:07

Source: UK Regulatory (RNS and others)

Title: Product Update

RNS Number:1995E
ADVFN PLC
19 October 2004

Under embargo until: Tuesday, 19th October at 7.30am

ADVFN Product Update

Three months ago ADVFN began trialing a new Website called CupidBay.com (www.cupidbay.com) with the aim of using this site to explore other content formats. CupidBay.com is a dating site, which we purchased for a small consideration on an opportunistic basis.

While we were hopeful when we purchased the site that it might grow to become ar interesting business we did not expect that CupidBay.com would become a material part of ADVFN in any immediate timeframe.

However, CupidBay.com has grown significantly in three months from a site attracting 40 registrations a day to one that attracts over 1000 registrations a day.

Traffic is likewise ballooning and has grown to a current six million pages a month and we are now planning the monetization of the site on a timetable well in advance of any of our expectations.

As Udate, which claims 6000 average registrations a day, was bought in 2002 with sister site Kiss.com by USAi for $150m, it is clear that whatever the exact figures for this transaction, CupidBay.com is now of material value to ADVFN. It is for this reason that we are informing our shareholders of this happy situation.

ADVFN is an innovative company and users of the site will have noticed that we have widened our offering. News and Weather have been added to ADVFN to increase its appeal to a broader audience. CupidBay.com is part of this strategy and has developed at such a rate that we feel its standalone potential is now significant.

For further press information, please contact Francesca De Franco on 020 7070 0932 or email: francesca@cupidbay.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

Date: 2004-10-19 03:26:54

Source: AFX

Title: **UK smallcap opening - ADVFN gains on product update**

LONDON (AFX) - A bullish product update provided the impetus to ADVFN, w rumours of a reverse takeover lifted Transvision Resources.

By 8.07 am, ADVFN shares stood 0.35 ahead at 3.85 pence, while those of Transvision were 0.62 firmer at 4.62.

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Investor Relations ADVFN plc Announcement

Date: **2004-10-20 02:00:44**
Source: **UK Regulatory (RNS and others)**
Title: **Acquisition and Placing**

RNS Number:2527E
Akaei PLC
20 October 2004

AKAEI PLC ("Akaei" or the "Company")

Acquisition of All IPO Limited
Placing of 6,000,000 new Ordinary Shares at 25p per share
Change of name to All IPO plc
Re-admission to the Alternative Investment Market

The Company today announces:

* The acquisition of All IPO Limited, the business of which will be to create an on-line IPO platform, for a consideration of #3.75 million to be satisfied by the issue of 15,000,000 new Ordinary Shares

* The vendors of All IPO Limited are ADVFN (75%) and Jakob Kinde, Frank Dullaghan, Peter Greensmith and Libertas Capital Corporate Finance (totalling 25%), who will receive new Ordinary Shares in proportion to their shareholdings

* A placing by Noble & Company Limited on behalf of the Company of 6,000,000 new Ordinary Shares at a price of 25p per share to raise #1.5 million before expenses (#1.1 million after expenses)

* The appointment of Noble & Company Limited as broker to the Company with immediate effect

* The proposed appointment of Jakob Kinde, Frank Dullaghan and Haakon Overli to the board, conditional on Admission

* The despatch of a notice of Extraordinary General Meeting to be held on 15 November 2004 to approve, inter alia, the Acquisition

* The proposed change of name of the Company to All IPO plc

All IPO plans to make public offerings available to private investors on the web via a user friendly website. Retail investors will be able to participate on-line in IPOs and other fundraisings. The proposed All IPO business is designed to allow members of the public to apply for new issues of shares in an IPO via a fully online process. It will allow investors to view investment opportunities, apply for shares, pay and have their investments confirmed in an

end-to-end electronic process. The Directors and the Proposed Directors believe that the IPO market has made a recovery and is returning to historic levels, anc that the time is right to launch a platform to take advantage of the upturn in financial markets and the IPO market in particular.

ADVFN, which operates Europe's number one stocks and shares website for private investors, has indicated that it will provide All IPO with, inter alia, access to ADVFN's audience. This will provide a significant distribution channel.

The Directors and Proposed Directors believe that with access to ADVFN's audience, All IPO will be able to provide a unique internet based end-to-end IPC service to one of the UK's largest pools of private investors. This will give All IPO a unique opportunity to bring a large number of private investors interested in stocks and shares on to a platform that will give them access to new opportunities. The Directors and Proposed Directors expect to be able to source transactions through a partner network of corporate finance houses, investment banks, brokers and venture capital companies.

The Directors and Proposed Directors believe that the Acquisition presents an opportunity that provides significant prospects to grow shareholder value.

Commenting on the announcement:

Michael Hodges, Chairman of Akaei and of ADVFN, said:

"This is a very attractive opportunity, its gives Akaei a new exciting business going forward and it gives ADVFN a valuable shareholding in an independent listed company."

Frank Dullaghan, Director of All IPO, commented:

"All IPO will provide a neutral platform for all product providers to access a strong retail audience.

It is our hope that the development of our platform will lead to greater levels of retail participation in IPOs."

This summary should be read in conjunction with the accompanying full announcement.

Copies of the document being dispatched to Shareholders today will be available, free of charge, from the Company's registered office and at the offices of Grant Thornton Corporate Finance, Grant Thornton House, Melton Street, Euston Square, London NW1 2EP from today until one month after Admission.

Enquiries

Akaei plc and ADVFN plc	Michael Hodges, Chairman
All IPO Limited	Frank Dullaghan, Director
Grant Thornton UK Limited - Nominated Adviser to Akaei plc	Graeme Thom Fiona Kindness
Noble & Company Limited - Broker to Akaei plc	John Llewellyn-Lloyd David Ovens

Grant Thornton Corporate Finance, which is authorised and regulated by the Financial Services Authority, is acting as the Company's nominated adviser and

Nobles, which is authorised and regulated by the Financial Services Authority is acting as the Company's broker in connection with the proposed admission of the Company's Ordinary Shares to trading on AIM. Their respective responsibilities as the Company's nominated adviser and broker under the AIM Rules are owed solely to the London Stock Exchange and are not owed to the Company or to any Director or Proposed Director or to any other person in respect of his decision to acquire shares in the Company in reliance on any part of the document despatched to Shareholders today. No representation or warranty, express or implied, is made by Grant Thornton Corporate Finance or Nobles as to any of the contents of the document (without limiting the statutory rights of any person tc whom the document is issued). Grant Thornton Corporate Finance and Nobles will not be offering advice and will not otherwise be responsible for providing customer protections to recipients of this document in respect of the Proposals described in the document.

Nabarro Wells, which is authorised and regulated by the Financial Services Authority, is acting as the Company's Independent Adviser for the purposes of The City Code on Takeovers and Mergers. No representation or warranty, express or implied, is made by Nabarro Wells as to any of the contents of the document despatched the Shareholders today (without limiting the statutory rights of any person to whom the document is issued). Nabarro Wells will not be offering advice to anyone other than the Independent Shareholders and will not otherwise be responsible for providing customer protections to recipients of this document in respect of the Proposals described in the document. In giving its advice to the Independent Shareholders, Nabarro Wells is acting for the Board of Akaei anc no one else in connection with the Acquisition and will not be responsible to anyone other than the Board of Akaei for providing the protections afforded to clients of Nabarro Wells.

Canaccord Capital (Europe) Limited, which is authorised and regulated by the Financial Services Authority, is acting as Nominated Adviser and Broker to ADVFN. It is not acting for anyone else and will not be responsible to anyone other than ADVFN for providing the protections afforded to clients of Canaccord Capital (Europe) Limited or providing advice in relation to the contents of this document or the Proposals. In particular Canaccord Capital (Europe) Limited, ir its capacity as Nominated Adviser to ADVFN, owes certain responsibilities to the London Stock Exchange which are not owed to the ADVFN or the directors of ADVFN or to any other person in respect of the matters contemplated in this announcement. No representation or warranty, express or implied, is made by Canaccord Capital (Europe) Limited as to the contents of the document, without limiting the statutory rights of any person to whom the document is issued.

THE PROPOSALS

1. Introduction

The Company has today announced that it has conditionally agreed to acquire the entire issued share capital of All IPO for a consideration to be satisfied by the issue of 15,000,000 Consideration Shares to the Vendors.

The Company has also announced a placing by Nobles on behalf of the Company of 6,000,000 new Ordinary Shares at 25p per share to raise #1,500,000 before expenses (#1,100,000 after expenses) and the appointment of Nobles as the Company's broker with effect from today.

The Existing Ordinary Shares were suspended on 16 March 2004 following substantial movement in the share price. As the Board was at an early stage of

discussions regarding the Acquisition but was unable to provide full information at that time, the Board requested that the Existing Ordinary Shares be suspended until either the transaction aborted or the Company was able to post a full document to Shareholders. As the Company has today published such a document, the Existing Ordinary Shares will be restored to trading on AIM with effect from 7.00 a.m. today.

The business of All IPO will be to create an on-line IPO platform. Via the Internet, All IPO plans to make available shares of companies that are coming to the market and wishing to raise capital. Retail investors will be able to participate on-line in IPOs and other fundraisings. The proposed All IPO business will be designed to allow anyone to apply for new issues of shares during an IPO via a fully online process. It will allow investors to view investment opportunities, apply for shares, pay and have their investments confirmed in an end-to-end electronic process. The Directors and the Proposed Directors believe that the IPO market has been quiet but is now returning, and that the time is right to launch a new platform to take advantage of the upturn in financial markets and the IPO market in particular.

On completion of the Acquisition, Jakob Kinde, Frank Dullaghan and Haakon Overli will join the Board of the Enlarged Group and David Crump will resign. Michael Hodges and Clement Chambers will remain on the Board.

The Acquisition is a related party transaction within the meaning of the AIM Rules because the major shareholder in All IPO is ADVFN, whose directors include all of the Directors of Akaei. ADVFN's board is accustomed to act in accordance with the directions or instructions of those common directors, and thus the Acquisition is deemed to be with a related party. The independent directors of ADVFN (comprising Jonathan Mullins, Ray Negus and Roger Emmet) consider, having consulted with ADVFN's nominated adviser Canaccord Capital (Europe) Limited, that the terms of the Acquisition are fair and reasonable in so far as ADVFN's shareholders are concerned.

In addition, by reason of the amount of the consideration payable under the Acquisition, the Acquisition will constitute a reverse takeover within the meaning of the AIM Rules and, as required by those rules, is subject to the approval of Shareholders in general meeting. Shareholder approval will also be required, inter alia, to approve on a poll a waiver granted by the Panel in respect of the requirement which would otherwise arise for the Concert Party to make an offer for the whole of the Company (as the Acquisition will result in the Concert Party holding more than 30 per cent. of the voting rights of the Company). In addition, Shareholders' approval will be required to authorise the Directors to allot the various shares described in the document and to change the name of the Company.

A document has today been posted to Shareholders to explain the background to and reasons for the Proposals and to recommend that Shareholders vote in favour of each of the Resolutions to be proposed at the Extraordinary General Meeting of the Company to be held on 15 November 2004.

2. Information on All IPO

All IPO aims to enable the marketing of IPOs and private placements to retail investors using the internet. The aim is to create the leading pan-European technology platform used by investment banks and other financial intermediaries to distribute primary equity offerings, both for quoted and unquoted issuers, via the internet. The proposed business will require the Company to be FSA

regulated. Application for FSA approval will be submitted as soon as possible after Admission and, if successful, it is expected that such approval should be granted within six months of application. Until FSA approval is received the Company will focus on the development of its white-box services, which, as a technology provision service, does not require FSA approval.

Messrs Kinde and Dullaghan have significant experience in the online IPO arena from their time at EO plc, a company which operated an online IPO platform in 1999/2000. The EO business raised over #20 million in several fund raisings and was valued at approximately #70 million at its peak, having over 8,500 registered clients in the UK. The platform was used successfully to distribute a significant number of IPOs and other products in the UK and Europe, including Orange, Carphone Warehouse and Deutsche Post.

ADVFN, which operates Europe's number one stocks and shares website for private investors, has indicated that it will provide All IPO with, inter alia, access to ADVFN's user base. This should provide a significant distribution channel. As at 19 October 2004, being the latest practicable date prior to the date of the document, ADVFN had over 400,000 registered users. ADVFN has confirmed to the Company that it will not seek to compete with All IPO by either creating its own IPO system or seeking to use or otherwise gain any benefit from assets it acquired from the liquidator of EO plc for at least ten years from the date of the document. In addition ADVFN has confirmed that it will not exercise any claim against the Company in respect of any intellectual property rights that it may retain in the assets acquired from the liquidator of EO plc.

The Directors and Proposed Directors believe that with access to ADVFN's userbase, All IPO will be able to provide the only internet based end-to-end IPO service to one of the UK's largest pool of private investors. This should give All IPO a unique opportunity to bring together a large number of people interested in stocks and shares and a platform to allow them to gain access to new opportunities as they become available.

3. Background to and reasons for the Acquisition

During 2002 and 2003 it became apparent that market conditions for the Company had been difficult and that product releases did not achieve expected targets. In addition, in October 2002 the managing director left the Company. As a result the Directors were required to restructure the Company and look for acquisition opportunities outside of software publishing.

The Directors have been reviewing various options with a view to providing the Company with a way to progress, rather than languishing as a shell company with little cash and limited prospects for growth. The Directors and Proposed Directors believe that the Acquisition presents an opportunity that provides significant prospects to grow shareholder value.

4. Principal terms of the Acquisition

The Acquisition Agreement provides that the Company will acquire the entire issued share capital of All IPO for a consideration of #3,750,000 to be satisfied by the allotment and issue by the Company of the Consideration Shares to the Vendors. The Consideration Shares will rank pari passu in all respects with the Existing Ordinary Shares.

The Acquisition Agreement is conditional, inter alia, upon:

(1) the passing of all resolutions at the Extraordinary General Meeting, with resolution 1 being taken on a poll; and

(2) Admission becoming effective.

It is expected that completion of the Acquisition and Admission will take place on 16 November 2004.

5. Current trading and prospects

Audited results for the Company for the three years ended 30 June 2004 are included in the document posted to Shareholders today. The Company is currently being run on an effective care and maintenance basis, with overheads reduced to minimal levels, whilst the Directors have been reviewing possible acquisition opportunities.

All IPO is a start-up entity and, on completion of the fund raising, the Enlarged Group will use the net proceeds of the Placing to develop an IPO platform, to recruit a small team which will include sales and technical staff, to promote the All IPO business and for general working capital requirements. The Directors and Proposed Directors believe that market interest in flotation opportunities is increasing, and that investor appetite is improving with the remainder of 2004 on into 2005 having the potential for continued recovery in the primary markets.

All IPO expects to generate revenue from equity IPO offerings distributed through the All IPO platform, ''white-boxing'' the All IPO platform for other financial intermediaries and advertising and promotion. The Directors and Proposed Directors expect to be able to source transactions through a partner network of corporate finance houses, investment banks, brokers and venture capital companies.

The Directors and Proposed Directors believe that the IPO business is one of the highest margin capital raising businesses in the securities industry. Barriers to entry are high because, in the traditional model, financial intermediaries must build, retain and remunerate a research team, a sales team, an origination team and an executive team. The All IPO model focuses on on-line distribution and does not incorporate the significant infrastructure costs of an investment bank. Accordingly, the Directors and Proposed Directors believe the business should reach profitability more quickly than the traditional model.

6. Directors and Proposed Directors

Board changes

On Admission David Crump will resign as finance director of the Company and Jakob Kinde, Frank Dullaghan and Haakon Overli will be appointed as new directors. Michael Hodges and Clement Chambers will remain on the board with Michael Hodges remaining as Chairman and Clement Chambers taking up the position of Chief Executive Officer. Akaei has no other employees. The board immediately following Admission will be as follows:

Directors

Michael Hodges, aged 42, Chairman

Michael Hodges is chairman and co-founder of ADVFN where he takes an active role

in the day to day running and development of the business and is currently working to expand ADVFN's content. He is director and founder of two other UK publicly listed software companies, On-line and Akaei. He has participated in a number of government trade missions to Japan.

Clement Chambers, aged 41, Director, and proposed Chief Executive Officer

Clement Chambers is a director and co-founder of On-line, ADVFN and Akaei. He became chief executive officer of ADVFN in January 2002, where he takes an active role in all aspects of the company from product and staff development to the day to day running of the site. He is a regular contributor to and columnist for a number of UK and US financial publications.

Proposed Directors

Jakob Kinde, aged 45, Director

Jakob Kinde has over 20 years of investment banking experience. He began his career with Samuel Montagu in 1982, before moving to Kleinwort Benson (now Dresdner Kleinwort Wasserstein) where, between 1987 and 1999, he held several senior positions, latterly as director and head of the Nordic corporate finance team. In 1999, he became a director and shareholder at NewMedia Investors Limited (now part of NewMedia Spark plc, of which he is a co-founder). In September 1999 he, together with a number of partners, founded EO plc, an online share distribution platform, and in 2000 became managing director and eventually chief executive officer of the company. In 2002, Jakob and Frank Dullaghan co-founded Libertas Capital Corporate Finance. Jakob is Executive Chairman of Libertas Capital Group plc, the holding company of Libertas Capital Corporate Finance, which was admitted to trading on AIM in July 2004 having raised #2.2 million. Jakob holds a Certified Diploma in Accountancy and Finance, is a Member of the Securities Institute and obtained a B.Sc (Econ) from University College London in 1982. In addition, he is FSA registered as chief executive, appointment and oversight and investment adviser with Libertas Capital Group plc.

Frank Dullaghan, aged 49, Director

Frank Dullaghan has over 17 years' experience in financial services. He began as a management consultant with Coopers and Lybrand (now PricewaterhouseCoopers) before moving to Lehman Brothers International where he became head of compliance Europe. In 2000, he moved to EO plc and was the company's chief financial officer, chief operating officer and compliance officer. It was in November 2002 that Frank and Jakob Kinde left EO plc to co-found Libertas Capital Corporate Finance. Frank is Chief Operating Officer of Libertas Capital Group plc. Frank has a BA in economics from University College Dublin, is also a member of the Securities Institute, FCMA and FSA registered as director, compliance oversight, money laundering reporting and investment adviser with Libertas Capital Group plc.

Haakon Overli, aged 34, Non-executive Director

Haakon Overli has extensive financial services experience as an entrepreneur, having co-founded SelfTrade S.A. (France), an online broker, and acted as the CEO for the successful British part of the business. SelfTrade S.A. was floated in April 2000 and then sold in October 2000 to Direkt Anlage Bank GmbH (a subsidiary of Hypo-Vereins Bank GmbH of Germany) for Euro 911 million. Previously, he was a director of the investment banking startup MC Securities

Ltd, part of which was sold to the ING Group, where he subsequently became a director and co-head of technology investment banking at ING Barings. Mr. Overli started his career at JP Morgan Ltd in the M&A departments of New York and London. Mr. Overli is a guest lecturer at Salford Oxford Business School on the topic of management of high growth technology companies. Mr. Overli studied mathematics at the University of Oslo and holds a B.A. (Hons) in Economics from University of Durham.

7. Share option arrangements

The Directors and Proposed Directors consider that the Company's remuneration strategy should include equity incentives and in particular share options for key employees. The Company has in place an unapproved Share Option Scheme and will comply to the greatest extent practicable with the guidelines issued by institutional investment protection committees. The Directors and Proposed Directors intend that no more than 20 per cent. of the Company's share capital will be under option at any one time. A total of 2,830,539 options have been granted under the Share Option Scheme. There is no current intention to grant any further options under this scheme.

8. Dealing restrictions

Each of the Directors and Proposed Directors (as appropriate), Peter Greensmith, Libertas Capital Corporate Finance, On-line and ADVFN has agreed that he/it will not dispose of any interest in their Existing Ordinary Shares or New Ordinary Shares for a period of one year from Admission, save in the event of an intervening court order, the death of an individual or in respect of an acceptance of a takeover offer for the Company which is open to all Shareholders. Each party has further agreed with the Company and Nobles to dispose of any interest in such Ordinary Shares held by them only through the Company's broker and on an orderly market basis for a further 12 months after the first anniversary of the date of Admission.

9. Marketability of Ordinary Shares

Application will be made for the Enlarged Issued Share Capital to be admitted tc trading on AIM and the completion of the Acquisition and Placing are subject to Admission. No application is being made for the admission of any Ordinary Shares to the Official List of the UK Listing Authority.

10. Dividend policy

The Board anticipates that, following the completion of the Proposals, cash resources generated by the Company will be retained for the development of the Company's business. The Company currently has a deficit on reserves of some #2 million and thus has no profits available for distribution and will be unable tc pay a dividend until that deficit is reversed. The declaration and payment by the Company of any dividends and the amount thereof will depend on the results of the Company's operations, its financial position, cash requirements, prospects, profits available for distribution and other factors deemed to be relevant at the time.

11. Details of the Placing

Nobles has conditionally placed, as agent for the Company, 6,000,000 new Ordinary Shares at the Placing Price, representing 25.75 per cent. of the issuec ordinary share capital of the Company on Admission. The Placing is intended to

raise approximately #1,100,000 for the Company (after expenses). The Placing Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Ordinary Shares, and will rank in full for all dividends and other distributions hereafter declared, paid or made in respect of the Ordinary Shares.

The Placing is conditional, inter alia, on Shareholder approval at the Extraordinary General Meeting. If the resolutions are passed at the EGM, it is expected that dealings in the Placing Shares will commence on 16 November 2004. The Placing is also conditional on receipt of Inland Revenue advance assurance that the Placing Shares will rank as qualifying for the purposes of the VCT and EIS legislation.

It is expected that the proceeds of the Placing will be received by the Company on or before 19 November 2004. In the case of Placees requesting Placing Shares in uncertificated form, it is expected that the appropriate stock accounts of these Placees will be credited with the Placing Shares comprising their Placing participation with effect from 16 November 2004. In the case of Placees requesting Placing Shares in certificated form, it is expected that certificates in respect of the Placing Shares will be despatched by post, within 14 days of the date of Admission.

12. City Code

The Acquisition gives rise to certain considerations under the City Code. Brief details of the Panel, the City Code and the protections they afford to Shareholders are described below.

The City Code has not, and does not seek to have, the force of law. It has, however, been acknowledged by both the UK government and other UK regulatory authorities that those who seek to take advantage of the facilities of the securities markets in the UK should conduct themselves in matters relating to takeovers in accordance with best business standards and so according to the City Code.

The City Code is issued and administered by the Panel. The City Code applies to all takeovers and merger transactions, however effected, where the offeree company is, inter alia, a listed or unlisted public company resident in the UK and to certain categories of private limited companies. Akaei is such a company and its Shareholders are therefore entitled to the protections afforded by the City Code.

Under Rule 9 of the City Code (''Rule 9'') where (i) any person acquires shares which, when taken together with shares already held by him or shares held or acquired by persons acting in concert with him, carry 30 per cent. or more of the voting rights of a company subject to the City Code or (ii) any person who, together with persons acting in concert with him, holds not less than 30 per cent. but not more than 50 per cent. of the voting rights of a company subject to the City Code and such person, or persons acting in concert with him, acquires any voting rights, that person is normally obliged to make a general offer to all shareholders to purchase, in cash, their shares at the highest price paid by him, or any person acting in concert with him, within the preceding 12 months.

For the purposes of the City Code, the members of the Concert Party are to be treated as acting in concert. Certain members of the Concert Party own 100 per cent. of All IPO and the additional persons who make up the Concert Party are

considered to be sufficiently closely related that they should be considered to be acting in concert. Accordingly, the Concert Party is considered to have the obligation under Rule 9 for which a waiver is sought from the Panel. Further information on the Concert Party is set out in Part 9 of the document.

Immediately following Completion, the shareholding of the Concert Party will be, in aggregate, 16,885,529 Ordinary Shares, representing approximately 72.5 per cent. of the Enlarged Issued Share Capital. The maximum potential shareholding of the Concert Party, assuming that the members of the Concert Party exercise all of their options in Akaei, and that no other options are exercised, will be 18,932,555 Ordinary Shares, representing approximately 74.7 per cent. of the then Enlarged Issued Share Capital (including the Ordinary Shares issued pursuant to the exercise of the options by the Concert Party).

Of the options held by the Concert Party, 300,000 are currently exercisable and the balance can be exercised from 20 October 2005 in accordance with the terms of grant.

The Panel has agreed, subject to the resolution numbered 1 set out in the notice of Extraordinary General Meeting being passed on a poll by the Independent Shareholders at the Extraordinary General Meeting, to waive the obligation on the Concert Party to make a general offer to Shareholders under Rule 9 which would otherwise arise on Completion. As On-line is a member of the Concert Party it will abstain from voting on resolution 1 set out in the notice of Extraordinary General Meeting.

Shareholders should be aware that following completion of the Proposals the Concert Party will own or control more than 50 per cent. of the voting rights of the Company and, save as set out below, will therefore be able to acquire any number of Ordinary Shares, without incurring any further obligation under Rule 9 to make a general offer.

Following completion of the Proposals, ADVFN will own 48.3 per cent. of the voting rights of the Company and therefore will not be permitted to increase its shareholding in the Company without incurring an obligation to make a general offer to Shareholders under Rule 9. The individual interests of the remaining m members of the Concert Party are all less than 30 per cent. of the voting rights of the Company. Each member of the Concert Party (save for ADVFN) may increase their shareholdings in the Company without incurring an obligation under Rule 9 as long as their individual holdings do not amount to 30 per cent. or more of the Enlarged Issued Share Capital.

No member of the Concert Party nor any person acting in concert with any of them has purchased Ordinary Shares in the 12 months immediately preceding the date of the document dispatched to Shareholders today. The Waiver, which the Panel has agreed to provide subject to the passing of Resolution 1, will be invalidated if any purchases of Ordinary Shares are made by any member of the Concert Party or any person acting in concert with any of them in the period between the date of the document and the Extraordinary General Meeting. Each member of the Concert Party has undertaken to the Company that it will not make any such purchases of Ordinary Shares.

13. Arrangements with ADVFN

Relationship Agreement

The Company and ADVFN have entered into a Relationship Agreement which regulates

the relationship between ADVFN and the Company while ADVFN is a controlling shareholder of the Company (by holding 30 per cent. or more of the voting rights of Akaei alone or with its associates). ADVFN has agreed that, while it is a controlling shareholder, it will not take any action which inhibits the Company or its subsidiaries from carrying on their business independently from ADVFN, that all transactions and relationships between it and the Company will be conducted on arms' length terms and on a normal commercial basis, and that it will exercise its voting rights so as to ensure that the independence of the Board is maintained. In the event that a transaction is proposed between ADVFN and the Company, ADVFN has undertaken to ensure that such a transaction would be at arm's length and on a normal commercial basis and further that the representative directors of ADVFN would absent themselves from the Akaei Board discussions and from voting at the Akaei Board meetings on such matters.

In addition, the board of ADVFN has resolved that any director of ADVFN, also being a director of Akaei, would absent himself from the ADVFN Board discussions and from voting at the ADVFN Board meetings on such matters.

Intentions with respect to shareholding

Although ADVFN reserves the right to buy, sell or otherwise deal in the Company's securities in the market, or otherwise (subject to the lock-in agreement, details of which are set out in paragraph 8 above), it regards itself as a long term strategic investor in Akaei and has no present intention to reduce its shareholding below 48.3 per cent.

14. Enterprise Investment Scheme and Venture Capital Trusts

The Company has applied for advance assurance from the Inland Revenue that the Placing Shares will rank as qualifying for the purposes of the EIS and VCT legislation. The availability of tax relief will depend, inter alia, upon the investor and the Company satisfying various qualifying conditions, normally for a period of not less than three years. It is emphasised that advance assurance has not yet been received and the Company does not make any representations as to whether an investment will be or will continue to be one in respect of which relief under the EIS and VCT legislation will be available.

15. Extraordinary General Meeting

Shareholders will find at the end of the document a notice convening an Extraordinary General Meeting of the Company to be held at the offices of Field Fisher Waterhouse, 35 Vine Street, London EC3N 2AA at 10.00 a.m. on 15 November 2004 at which the following resolutions will be proposed:

1. an ordinary resolution on a poll to approve the Acquisition for the purposes of Rule 13 of the AIM Rules and the Waiver;

2. a special resolution that the Directors be authorised to allot the New Ordinary Shares and that the Directors be authorised to allot a certain number of Ordinary Shares for cash other than pro rata to existing members; and

3. a special resolution that the name of the Company be changed to All IPO plc.

16. Action to be taken

Shareholders will find enclosed with the document a Form of Proxy for use at the Extraordinary General Meeting. Whether or not Shareholders intend to be present

at the meeting, they are requested to complete, sign and return the Form of Proxy to the Company's registrars, Capita Registrars (Proxies), P.O. Box 25, Beckenham, Kent BR3 4BR as soon as possible but, in any event, so as to arrive no later than 10.00 a.m. on 13 November 2004. The completion and return of a Form of Proxy will not preclude Shareholders from attending the meeting and voting in person should they wish to do so.

17. Recommendation

As Michael Hodges, Clement Chambers and David Crump are members of the Concert Party all of the Directors are precluded by the City Code from providing advice to Shareholders on the terms of the Acquisition and on an appropriate course of action. Consequently, as there are no independent Directors of Akaei, Nabarro Wells, Akaei's Independent Financial Adviser, has in its letter to the Independent Shareholders set out in Part 2 of the document advised the Independent Shareholders of Akaei with regard to the terms of the Acquisition. Nabarro Wells considers the terms of the Acquisition and the Waiver of the obligation on the members of the Concert Party (both individually and collectively) to make a general offer to Shareholders under Rule 9 to be fair and reasonable and in the best interests of Independent Shareholders as a whole and recommends Independent Shareholders to vote in favour of Resolution 1 to be proposed at the Extraordinary General Meeting. In giving its advice, Nabarro Wells has taken into account the Directors' and Proposed Directors' commercial assessments.

In addition, as the Acquisition is a related party transaction under the AIM Rules, the Directors would normally make a statement to the Shareholders that, having consulted with the Company's nominated adviser, the terms of the transaction are fair and reasonable insofar as the Shareholders are concerned. In this case, as there are no independent Directors, the Shareholders are being separately advised by Nabarro Wells whose opinion is given in the paragraph above and in Part 2 of the document.

On-line will abstain from voting on Resolution 1 to be proposed at the EGM.

All of the Directors believe that Resolutions 2 and 3 are in the best interests of Shareholders and therefore recommend Shareholders to vote in favour of these Resolutions. On-line has given an irrevocable undertaking to vote in favour of Resolutions 2 and 3 to be proposed at the EGM in respect of its holding of 1,885,529 Ordinary Shares representing 81.97 per cent. of the Existing Ordinary Shares.

EXPECTED TIMETABLE

Despatch of the document	20 October 2
Latest time and date for receipt of Forms of Proxy for the EGM	10.00 a.m. c
Extraordinary General Meeting	10.00 a.m. c
Admission effective and dealings expected to commence on AIM	8.00 a.m. or
Completion of the Acquisition	16 November
CREST accounts credited	16 November
Definitive certificates for New Ordinary Shares expected to be despatched by	30 November

PLACING STATISTICS

Number of Existing Ordinary Shares in issue	2,300,362
Placing Price	25p

Number of Placing Shares	6,000,000
Placing Shares as a percentage of the Enlarged Issued Share Capital	25.75%
Number of Consideration Shares	15,000,000
Number of Consideration Shares as a percentage of the Enlarged Issued Share Capital	64.38%
Number of Ordinary Shares in issue following Admission	23,300,362
Market capitalisation of the Company at the Placing Price following completion of the Proposals	#5,825,091
Gross proceeds of the Placing	#1,500,000
Net proceeds of the Placing receivable by the Company	#1,100,000

INFORMATION REQUIRED BY SCHEDULE 2(f) and SCHEDULE 4(g) OF THE AIM RULES

Proposed Directors' service contracts

Harald Torbjorn Gabriel Jakob Kinde (known as Jakob Kinde) has agreed, conditional on Admission, to become a director of the Company pursuant to a letter of appointment dated 20 October 2004. In addition, pursuant to a consultancy agreement between the Company, Libertas Capital Corporate Finance Limited (''Libertas'') and Jakob Kinde dated 20 October 2004, Libertas has agreed, conditional on Admission, to provide the services of Jakob Kinde to act as a director of the Company for a minimum of one day per week. Libertas receives a fee of #25,000 per annum pursuant to the consultancy agreement. The consultancy agreement is for an initial period of one year and may be terminatec thereafter by any party giving at least six months' written notice.

Frank Joseph Dullaghan has agreed, conditional on Admission, to become a director of the Company pursuant to a letter of appointment dated 20 October 2004. In addition, pursuant to a consultancy agreement between the Company, Libertas and Frank Dullaghan, Libertas has agreed, conditional on Admission, to provide the services of Frank Dullaghan to act as a director of the Company for a minimum of one day per week. Libertas receives a fee of #25,000 per annum pursuant to the consultancy agreement. The consultancy agreement is for an initial period of one year and may be terminated thereafter by any party giving at least six months' written notice.

Haakon Overli has agreed, conditional on Admission, to become a non-executive director of the Company pursuant to a letter of appointment dated 20 October 2004. In addition, pursuant to a consultancy agreement between the Company, Verdande Limited and Haakon Overli dated 20 October 2004, Verdande Limited has agreed, conditional on Admission, to provide the services of Haakon Overli to act as a non-executive director of the Company. Verdande Limited will receive a fee of #15,000 per annum pursuant to the consultancy agreement. The consultancy agreement may be terminated by either the Company or Verdande Limited giving the other party three months' written notice of termination.

Current and previous directorships

The Proposed Directors are or have been directors or partners of the following companies and partnerships at any time in the previous five years. Other than disclosed below there is no information to be disclosed under AIM Schedule 2 (f) (iii) - (viii).

Jakob Kinde

Current Directorships Past Directorships

Libertas Capital Corporate Finance Limited	EO Plc (in liquidation)
Equity Growth Research Limited	EPO.com AB
(formerly EO (UK) Limited)	EO Nordic AB
Kinde & Co. Limited	EO News Limited
Supercart plc	EO.Com Limited
The BTJ Foundation, UK	EO.Net Limited
Libertas Capital Group plc	Glasshouse Associates Limi
Libertas Capital Asset Management Limited	Glasshouse Investors Limit
Libertas Capital Ventures Limited	Spark Investors Limited (f
Libertas Capital Securities Limited	NewMedia Investors Limitec
Libertas Capital Nordic AB	NewMedia Spark AB
All IPO Limited	Metropolis Property Compar
	Jetweb AB
	Funplanet AB
	Opuswish Limited

Jakob Kinde was an executive director of EO plc which was put into voluntary solvent liquidation in September 2002 with positive net assets in excess of #5 million.

Frank Dullaghan

Current Directorships	Past Directorships
Libertas Capital Corporate Finance Limited	EO News Limited
Equity Growth Research Limited (formerly EO (UK) Limited)	EPO.com AB
Libertas Capital Group plc	EO.Com Limited
Libertas Capital Asset Management Limited	EO.Net Limited
Libertas Capital Ventures Limited	
Libertas Capital Securities Limited	
Libertas Capital Nordic AB	
All IPO Limited	

Haakon Overli

Current Directorships	Past Directorships
Verdande Limited	Self Trade UK Nominees Limi
	Self Trade UK Services Limi
	Self Trade UK Marketing Ser

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

''Acquisition Agreement''	the agreement dated 20 October 2004 betwee Vendors relating to the Acquisition, a sun and conditions of which is set out in para the document
''Acquisition''	the proposed acquisition of All IPO Limite to the Acquisition Agreement
''Act''	the Companies Act 1985, as amended
''Admission''	admission of the Enlarged Issued Share Car

	becoming effective in accordance with Rule
''AIM Rules''	the rules of AIM as issued by the London S
''AIM''	a market operated by the London Stock Exch
''ADVFN''	ADVFN plc
''All IPO''	All IPO Limited
''City Code''	The City Code on Takeovers and Mergers
''Combined Code''	the Principles of Good Governance and the included with the listing rules of the FSA
''Company'' or ''Akaei''	Akaei plc
''Completion''	completion of the Acquisition in accordanc Agreement
''Concert Party''	ADVFN, Jakob Kinde, Frank Dullaghan, Peter Capital Corporate Finance, On-line, Libert the directors of ADVFN namely Clement Cham Jonathan Mullins, David Crump, Raymond Neg
''Consideration Shares''	15,000,000 new Ordinary Shares to be issue Acquisition
''CREST''	the computer based system and procedures w securities to be evidenced and transferred instrument
''Directors'' or ''Board''	the directors of the Company at the date c are set out on page 3 of the document
''Deferred Shares''	the 911,500 deferred shares of 49p each in document
''Enlarged Group''	the Company and, following completion of t subsidiary All IPO
''Enlarged Issued Share Capital''	the ordinary share capital of the Company Proposals comprising the Existing Ordinary Ordinary Shares
''EU''	European Union
''Existing Ordinary Shares''	the 2,300,362 Ordinary Shares of 1p each i document
''Extraordinary General Meeting'' or ''EGM''	the extraordinary general meeting of the C a.m. on 15 November 2004 (or any adjournme which is set out at the end of the documen
''Form of Proxy''	the form of proxy enclosed with the docume with the EGM
''FSA''	The Financial Services Authority
''Grant Thornton Corporate Finance''	the corporate finance division of Grant Th authorised in the UK by the FSA to carry c
''Grant Thornton International''	a non-practising, non-trading internationa comprising a network of independent member throughout the world. For the avoidance of Grant Thornton International is not an int worldwide partnership either in relation t collectively or any two or more members tc Grant Thornton UK LLP does not carry on bu of America or Canada and is a separately c from entities known as Grant Thornton LLP those territories
''Grant Thornton UK LLP''	a limited liability partnership with its r Thornton House, Melton Street, Euston Squa which is the UK member firm of Grant Thorn
''IPO''	initial public offering
''Independent Shareholders''	the shareholders of the Company, excluding
''Libertas Capital group''	Libertas Capital Group plc and its subsidi
''Libertas Capital Corporate	Libertas Capital Corporate Finance Limited

Finance''	
''London Stock Exchange''	London Stock Exchange plc
''Nabarro Wells''	Nabarro Wells & Co. Limited
''Nobles''	Noble & Company Limited which is authorise
''New Ordinary Shares''	the 21,000,000 new Ordinary Shares to be i Placing and the Acquisition
''Official List''	the Official List of the UK Listing Author
''Ordinary Shares''	ordinary shares of 1p each in the share ca
''On-line Group''	On-line and its subsidiaries and associate document
''On-line''	On-line plc
''Panel''	the Panel on Takeovers and Mergers
''Placees''	persons subscribing for the Placing Shares
''Placing''	the conditional placing of the Placing Sha described in the document
''Placing Agreement''	the conditional agreement dated 20 October Company and the Directors and Proposed Dir Placing, details of which are set out in p of the document
''Placing Price''	25p per Ordinary Share
''Placing Shares''	the 6,000,000 new Ordinary Shares to be is Placing
''POS Regulations''	the Public Offers of Securities Regulation
''Proposals''	the Acquisition, Placing, change of name a in the document
''Proposed Directors''	the persons whose names are set out on pag have conditionally agreed to become direct Completion
''Relationship Agreement''	the agreement dated 20 October 2004 betwee which governs the relationship between the following completion of the Proposals, det in paragraph 10(a) of Part 10 of the docum
''Resolutions''	the resolutions to be proposed at the EGM set out at the end of the document
''Shareholders''	holders of Existing Ordinary Shares
''Share Option Scheme''	the Akaei Unapproved Share Option Plan
''UK''	the United Kingdom of Great Britain and No
''US'' or ''United States''	United States of America
''Vendors''	Jakob Kinde, Frank Dullaghan, Peter Greens Corporate Finance and ADVFN
''Waiver''	the waiver by the Panel of Rule 9 of the C Part 1 of the document

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

Date: 2004-10-20 02:56:46

Source: AFX

Title: **Akaei to buy All IPO in 3.75 mln stg all-share reverse takeover**

LONDON (AFX) - Akaei PLC is to buy All IPO in a 3.75 mln stg all-share c a move which, under Alternative Investment Market rules, would be classified as a reverse takeover. Having been suspended prior to this announcement, Akaei shares have resumed trading.

Akaei is a cash shell after it discontinued its software publishing businese in 2003, and will change its name to All IPO on completion of the deal.

The company will issue 15 mln new shares at 25 pence per share, which the vendors of All IPO will receive in proportion to their shareholding.

It will also place 6 mln new shares to raise 1.5 mln stg.

tc

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Investor Relations ADVFN plc Announcement

Date: 2004-10-20 03:14:15

Source: AFX

Title: **Akaei to buy All IPO in 3.75 mln stg all-share reverse takeover UPDATE**

(Adds detail of new company and board changes)

LONDON (AFX) - Akaei PLC is to buy All IPO in a 3.75 mln stg all-share deal, a move which, under Alternative Investment Market rules, would be classified as a reverse takeover.

Having been suspended prior to this announcement, Akaei shares have resumed trading.

Akaei is a cash shell after it discontinued its software publishing business in 2003, and will change its name to All IPO on completion of the deal.

The company will issue 15 mln new shares at 25 pence per share, which the vendors of All IPO will receive in proportion to their shareholding.

It will also place 6 mln new shares to raise 1.5 mln stg.

The vendors of All IPO Limited are ADVFN (75 pct) and Jakob Kinde, Frank Dullaghan, Peter Greensmith and Libertas Capital Corporate Finance (totalling 25 pct).

On completion of the deal, David Crump will resign as finance director of Akaei and Jakob Kinde, Frank Dullaghan and Haakon Overli will be appointed as new directors.

Michael Hodges and Clement Chambers will remain on the board with Hodges remaining chairman and Clement Chambers taking up the position of chief executive.

Akaei said the new All IPO company plans to make public offerings available to private investors on the web via a user-friendly website, while retail investors will be able to participate on-line in IPOs and other fundraisings.

Akaei added that ADVFN, which operates Europe's number one stocks and shares website for private investors, has indicated that it will provide All IPO with access to ADVFN's audience, providing a significant distribution channel.

tc

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Investor Relations ADVFN plc Announcement

Date: 2004-11-11 02:30:07
Source: UK Regulatory (RNS and others)
Title: Product Update

RNS Number:0861F
ADVFN PLC
11 November 2004

News Release

November 11, 2004

CupidBay.com hits targets well ahead of schedule

- dating website enjoying unexpected surge -

ADVFN is pleased to announce the exceptional expansion of CupidBay.com over the last month.

CupidBay.com has further increased its material value to ADVFN, seeing page impressions exceed 10 million a month - an increase of 67% in just three weeks. The site, (www.cupidbay.com), is launching the first in a range of premium products six months earlier than planned. It is expected that this development will further accelerate the monetization of the site.

The initial premium service will allow users to access value added information from the site, gain entry to the premium chat rooms and create a dedicated personal chat environment.

"CupidBay.com is far exceeding our expectations. The site is growing very quickly. This rapid growth and the early introduction of premium services means that CupidBay.com is proving to be a very exciting prospect indeed," said Clem

Chambers, CEO of ADVFN.

NOTES TO EDITORS

About Cupid Bay

CupidBay.com (www.cupidbay.com) is an international friendship and dating Website. It is one of the few sites, which offers a completely free service. Users are able to create detailed profiles, take advantage of the advanced matchmaking facility, send and receive unlimited messages and chat in real-time. It launched its first premium service in November 2004.

CupidBay.com currently has over 60,000 active users from 188 different countries. It receives ten million page impressions a month.

For further details, please contact: Francesca De Franco on 020 7070 0932 or at francesca@cupidbay.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

Date: 2004-11-11 03:44:10

Source: AFX

Title: **ADVFN says CupidBay hits targets well ahead of schedule**

LONDON (AFX) - ADVFN PLC said CupidBay.com, an international friendship dating website, is hitting targets well ahead of schedule.

CupidBay.com is seeing page impressions exceed 10 mln a month - an increase of 67 pct in just three weeks, the company said.

newsdesk@afxnews.com
slm/

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Investor Relations ADVFN plc Announcement

IR Home page | Group Operating Structure | World Financial Websites | Corporate & Related | Gc

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Date: **2004-11-15 08:06:31**

Source: **UK Regulatory (RNS and others)**

Title: **Result of EGM**

RNS Number:2339F
Akaei PLC
15 November 2004

AKAEI PLC

('Akaei' or the 'Company')

Result of EGM

At the Extraordinary General Meeting of the Company held today all resolutions were passed, including a resolution to waive the obligation of the Concert Party (as defined in the AIM admission document dated 20 October 2004) to make a mandatory general offer which would otherwise be required under Rule 9 of the City Code on Takeovers and Mergers. Following Admission, the Concert Party will be interested in 16,885,529 Ordinary Shares representing approximately 72.5 per cent. of the Company's enlarged issued share capital on Admission and options which, if converted, would result in the Concert Party controlling up to 74.7 per cent. of the Company.

The Company is pleased to confirm that it has raised, via its broker Noble & Company Limited, #1.5 million before expenses by way of a placing of 6,000,000 new Ordinary Shares ('Placing Shares'). At the EGM Shareholders approved the issue of 15,000,000 Ordinary Shares to complete the acquisition of All IPO Limited ('Consideration Shares') and the change of name to All IPO PLC.

Application has been made for the enlarged issued share capital of the Company, including the Placing Shares and the Consideration Shares, to be admitted to trading on AIM under the Company's new name, with Admission expected to take place on 16 November 2004.

Following today's meeting Jakob Kinde, Frank Dullaghan and Haakon Overli have been appointed to the Board with effect from Admission and David Crump has resigned from the Board.

Chairman, Michael Hodges, commented,

'I am delighted that shareholders have voted in favour of our proposed future activities and look forward to the challenge of building this exciting new business.'

CEO, Clem Chambers, said,

'Private investor access to IPOs via the internet has always been an idea whose time would come. All IPO has a unique opportunity to make this dream a reality. This transaction marks a significant step towards our goal of building a pivotal platform for the efficient distribution of financial instruments to private investors.'

-Ends-

For further information please contact:

Akaei plc	Michael Hodges, Chairman
Grant Thornton UK LLP	Graeme Thom
Nominated Adviser	Fiona Kindness
Noble & Company Limited	John Llewellyn-Lloyd
Broker	David Ovens

Information required by schedule 2(f) of the AIM rules

The information on the newly appointed directors required to be disclosed by the AIM rules was set out in the Company's announcement made on 20 October 2004. Subsequent to that date Frank Dullaghan has been appointed a director of Green Park Investment Limited.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

IR Home page | Group Operating Structure | World Financial Websites | Corporate & Related | Gc

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Date: 2004-11-17 07:14:07

Source: UK Regulatory (RNS and others)

Title: AGM Statement

RNS Number:3358F
ADVFN PLC
17 November 2004

ADVFN AGM statement

At the Company's AGM held earlier today on 17th November the Managing Director of ADVFN, Clem Chambers made the following statement:

"ADVFN has continued to build on the strong growth reported for the financial year to 30 June 2004.

ADVFN is currently adding approximately 600 registered users every day and international interest in ADVFN's products, especially from the US, has increased considerably. US subscriber growth has increased significantly in recent weeks with US advertising inventory sold out.

Both free and subscription services have been added on a regular basis since the year-end and include: Free US Level 2 - Archipelago, real-time Canadian prices and live CME. There will continue to be a constant flow of new markets and new features added to the site. ADVFN is now compatible with the latest range of Apple MAC computers.

Notable additions to the core ADVFN site mean we are confident of continued growth, while the outstanding early performance of CupidBay.com holds great potential.

All IPO - of which ADVFN has a 48.3% share - began trading yesterday with an epic code of ALP. All IPO is a fully funded separate company having raised #1.5M from independent investors. ADVFN is set to enjoy the benefits of its ongoing development without shouldering the costs.

With ADVFN's market leading position in the UK, increasing traction in the US, CupidBay.com's accelerated development and the floatation of All IPO; the future looks very promising."

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

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Date: 2004-11-17 07:41:37

Source: AFX

Title: ADVFN adding 600 registered users/day; says US interest in its products grows

LONDON (AFX) - ADVFN PLC said it has continued to build on the strong gı seen in the financial year to June and that it is now adding around 600 registered users per day.

The owner of the financial market information website ADVFN.com also reported significantly higher international interest in its products, particularly from the US.

"US subscriber growth has increased significantly in recent weeks with US advertising inventory sold out," managing director Clem Chambers said in the text of a speech to today's AGM.

"Notable additions to the core ADVFN site mean we are confident of continuec growth, while the outstanding early performance of CupidBay.com holds great potential," the MD added.

"With ADVFN's market leading position in the UK, increasing traction in the US, CupidBay.com's accelerated development and the flotation of All IPO; the future looks very promising," he concluded.

newsdesk@afxnews.com

ak/

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Investor Relations ADVFN plc Announcement

Date: **2004-11-24 02:03:35**

Source: **UK Regulatory (RNS and others)**

Title: **Result of Equity Issue**

RNS Number:5739F
ADVFN PLC
24 November 2004

Embargoed until 7:00am 24 November 2004

24 November 2004

ADVFN PLC ("ADVFN" or the "Company")

Placing of New Ordinary Shares

ADVFN announces that it has conditionally placed a total of 52,500,000 new ordinary shares of 1p each ("New Ordinary Shares") at 4.0p pence per share to raise #2,100,000 before expenses for the Company.

The net proceeds of the Placing will be used to fund the acceleration of ADVFN's expansion and provide finance for possible future acquisitions. Both ADVFN and Cupidbay are benefiting from strong customer acquisition growth. This can be significantly bolstered by adding more development and marketing resources. These added resources will magnify ADVFN's progress and we are firm believers in building our businesses aggressively when conditions are most favorable. Over recent months, ADVFN has seen a number of acquisition opportunities and believes that such opportunities will continue to arise. The Board of ADVFN believes that being able to fund acquisitions from its own on hand cash resources will greatly enhance its ability to secure future transactions on advantageous terms.

The Placing is conditional on admission of the New Ordinary Shares to trading on AIM ("Admission"). Admission and dealings are expected to commence on 26 November 2004. When issued, the new shares will rank pari passu in all respects with the Company's existing ordinary shares. Following the placing, ADVFN will have a total of 459,533,176 ordinary shares in issue.

Clem Chambers CEO said "As we enter an exciting new phase of ADVFN's development we have decided to accelerate our plans to invest in our existing businesses and to have funds available to enable us effectively to take advantage of acquisition opportunities as they arise."

For more details please contact:

Clement Chambers

CEO, ADVFN Plc
020 7070 0948
clemc@advfn.com

Francesca de Franco
PR, ADVFN Plc
020 7070 0932
francescad@advfn.com

END
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Investor Relations ADVFN plc Announcement

Date: **2004-11-24 03:45:30**

Source: **AFX**

Title: **ADVFN raises 2.1 mln stg in placing at 4p/share**

LONDON (AFX) - ADVFN PLC said it raised 2.1 mln stg through the conditic placing of 52.5 mln new shares at 4 pence each.

The owner of the financial market information website ADVFN.com said it will use the net proceeds to fund its expansion and possible future acquisitions.

"Over recent months, ADVFN has seen a number of acquisition opportunities and believes that such opportunities will continue to arise. The board of ADVFN believes that being able to fund acquisitions from its own on-hand cash resources will greatly enhance its ability to secure future transactions on advantageous terms," the company said.

newsdesk@afxnews.com

ak/

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Investor Relations ADVFN plc Announcement

Date: 2004-11-24 08:27:52
Source: UK Regulatory (RNS and others)
Title: Result of Equity Issue-Amend

RNS Number:5993F
ADVFN PLC
24 November 2004

For immediate release

The following replaces the Result of Equity Issue announcement released 24 November 2004 at 0700 a.m. under RNS Number: 5739F. Please be advised that the number of ordinary shares in issue following the placing should read "459,828,176" instead of "459,533,176"and the full corrected text appears below.

24 November 2004

ADVFN PLC ("ADVFN" or the "Company")

Placing of New Ordinary Shares

ADVFN announces that it has conditionally placed a total of 52,500,000 new ordinary shares of 1p each ("New Ordinary Shares") at 4.0p pence per share to raise #2,100,000 before expenses for the Company.

The net proceeds of the Placing will be used to fund the acceleration of ADVFN's expansion and provide finance for possible future acquisitions. Both ADVFN and Cupidbay are benefiting from strong customer acquisition growth. This can be significantly bolstered by adding more development and marketing resources. These added resources will magnify ADVFN's progress and we are firm believers in building our businesses aggressively when conditions are most favorable. Over recent months, ADVFN has seen a number of acquisition opportunities and believes that such opportunities will continue to arise. The Board of ADVFN believes that being able to fund acquisitions from its own on hand cash resources will greatly enhance its ability to secure future transactions on advantageous terms.

The Placing is conditional on admission of the New Ordinary Shares to trading on AIM ("Admission"). Admission and dealings are expected to commence on 26 November 2004. When issued, the new shares will rank pari passu in all respects with the Company's existing ordinary shares. Following the placing, ADVFN will have a total of 459,828,176 ordinary shares in issue.

Clem Chambers CEO said "As we enter an exciting new phase of ADVFN's development we have decided to accelerate our plans to invest in our existing businesses and to have funds available to enable us effectively to take advantage of acquisition opportunities as they arise."

For more details please contact:

Clement Chambers
CEO, ADVFN Plc
020 7070 0948
clemc@advfn.com

Francesca de Franco
PR, ADVFN Plc
020 7070 0932
francescad@advfn.com

END
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Investor Relations ADVFN plc Announcement

Date: **2004-11-26 08:13:46**
Source: **UK Regulatory (RNS and others)**
Title: **Director Shareholding**

RNS Number:7046F
ADVFN PLC
26 November 2004

26th November 2004

ADVFN PLC (the "Company")

Director shareholding - exercise of options

The Company was notified on 26 November 2004 that David Crump, Finance Director, today exercised options to subscribe for 1,000,000 ordinary shares in the Company, 666,667 at a price of 1.75p and 333,333 at a price of 1.25p. Application has been made for the new ordinary shares to be admitted to trading on the Alternative Investment Market. Dealings in these shares are expected to commence on 2 December 2004.

Following the exercise, David Crump has an interest in 1,110,000 ordinary shares equal to a 0.241 per cent interest in the ordinary share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

Date: **2004-12-15 07:20:07**

Source: **UK Regulatory (RNS and others)**

Title: **CupidBay.com**

RNS Number:4343G
ADVFN PLC
15 December 2004

ADVFN PLC

News Release

December 15th, 2004

CupidBay.com breaks the 100,000 registered user level

ADVFN is pleased to announce the continued rapid expansion of CupidBay.com.

The site surpassed the 100,000 registered user level this week and continues to add new users in line with strong growth.

CupidBay.com now has members from over 200 countries and the successful introduction of subscription services and advertising leads us to expect that CupidBay.com will make a material contribution to revenue in calendar year 2005.

"The 100,000 registered user level is a major milestone for any Website. To reach this target so quickly underlines the potential of CupidBay.com as a valuable property of ADVFN," said Clem Chambers, CEO of ADVFN.

About Cupid Bay

CupidBay.com (www.cupidbay.com) is an international friendship and dating Website. It is one of the few sites, which allows users to create detailed profiles, take advantage of the advanced matchmaking facility, send and receive unlimited messages and chat in real-time for free. It launched its first premium service in November 2004.

CupidBay.com currently has 100,000 plus users from over 200 different countries. It receives over ten million page impressions a month.

For further details, please contact: Francesca De Franco on 020 7070 0932 or at francesca@cupidbay.com.

END

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Investor Relations ADVFN plc Announcement

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Date: 2004-12-22 11:47:10

Source: UK Regulatory (RNS and others)

Title: Exercise of Options

RNS Number:7598G
ADVFN PLC
22 December 2004

22 December 2004

ADVFN plc (the "Company")

Exercise of Options

The Company has been notified on 21 December 2004 that options to subscribe for 83,333 ordinary shares of 1 pence each in the Company were exercised at a price of 1.75p. Application for the shares to be admitted to trading on AIM has been made to the London Stock Exchange. Admission of and dealings in these shares are expected to commence on 31 December 2004.

END
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Investor Relations ADVFN plc Announcement

Date: 2005-01-28 02:01:07

Source: UK Regulatory (RNS and others)

Title: Issue of options

RNS Number:9063H
ADVFN PLC
28 January 2005

28 January 2005

ADVFN PLC ("ADVFN" or the "Company")

On the 27th January 2005, the Company approved the grant of options over new ordinary shares of 1p ("Ordinary Shares") to the following directors:

NAME	OPTIONS GRANTED	TOTAL OPTIONS HELD
Clement Chambers	1.5 million	10 million
Jonathan Mullins	1 million	9 million
Michael Hodges	1 million	6 million
David Crump	1 million	5 million
Ray Negus	2.233 million	5 million
Robert Emmet	1 million	4.5 million

The options over ordinary shares in the Company were granted at a price of 4.6p and are exercisable up to 27th January 2012.

END
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Investor Relations ADVFN plc Announcement

Date: **2005-02-14 06:41:21**

Source: **UK Regulatory (RNS and others)**

Title: **Holding(s) in Company**

RNS Number:5652I
ADVFN PLC
14 February 2005

14 February 2005

ADVFN PLC ("the Company")

The Company announces that it has been notified that, in accordance with Section 208 of the Companies Act 1985, Mr. Peter O'Reilly has a total holding of 41,600,000 ordinary shares of the Company, representing 9.05 per cent of the total issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Investor Relations ADVFN plc Announcement

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Date: **2005-02-24 12:25:50**

Source: **UK Regulatory (RNS and others)**

Title: **Exercise of options**

RNS Number:0241J
ADVFN PLC
24 February 2005

24 February 2005

ADVFN PLC (the "Company")

Exercise of Options

The Company announces that options to subscribe for 500,000 ordinary shares of 1 pence each in the Company have been exercised, with 433,333 options at a price of 1.25p per share and 66,667 options at a price of 1.75p per share. These shares have been allotted and application for the shares to be admitted to trading on AIM has been made to the London Stock Exchange. Admission of and dealings in these shares are expected to commence on 3 March 2005.

END
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Investor Relations ADVFN plc Announcement

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Date: **2005-03-03 07:30:05**
Source: **UK Regulatory (RNS and others)**
Title: **Notice of Results**

RNS Number:3015J
ADVFN PLC
03 March 2005

3 March 2005

ADVFN plc

- Notice of Results -

ADVFN PLC, Europe's leading on-line resource for financial information for private investors, will be announcing its interim results for the six months ended 31 December 2004 on Wednesday 30 March 2005.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Investor Relations ADVFN plc Announcement

Date: 2005-03-29 07:00:06
Source: UK Regulatory (RNS and others)
Title: Interim Results

RNS Number:2617K
ALL IPO PLC
29 March 2005

ALL IPO PLC
('ALL IPO' or 'the Company')

Unaudited Interim Results for the Six Months Ended 31 December 2004

ALL IPO today announces unaudited interim results for the six months ended 31 December 2004

Managing Director's Statement

I am pleased to report our first set of results since our change of name from Akaei Plc to ALL IPO PLC. Since our last annual results we have raised additional funds resulting in a significantly healthier balance sheet, completec the acquisition of All Ipo Limited, strengthened our board and moved into the financial sector. The acquisition was only completed in November 2004 and the new business is pending FSA approval so this has had a minimal effect on the profit and loss account.

These developments present new opportunities and have brought a substantially new board that brings with it many years of experience of working in the Financial Markets. We also now have a significant new shareholder in ADVFN PLC, Europe's leading provider of Stock Market data to private investors, which has indicated that it will provide All IPO with access to ADVFN's substantial user base which will provide a significant distribution channel. ADVFN is an invaluable resource for anyone interested in or monitoring the financial markets and can be viewed at: www.advfn.com

All IPO will be a pivotal platform for the efficient distribution of financial instruments to private investors. It will make available to private investors shares of companies that are coming to the market and wishing to raise capital via the Internet. Retail investors will be able to participate on-line in IPOs and other fundraisings. ALL IPO's business is designed to allow investors to apply for new issues of shares during an IPO via a fully on-line process. Investors will view investment opportunities, apply for shares, pay and have their investments confirmed via a seamless electronic process.

The new business requires ALL IPO to be regulated by the Financial Services Authority ("FSA"). This is a lengthy and complicated process, but our application seeking FSA approval has now been submitted and we are waiting on the FSA to respond. Timing of such a response is uncertain, but usually takes several months. An announcement will be made once we have received such approval and we will then shortly begin to make IPOs available and develop the platform further to expand the range of offerings it can provide.

We believe that we will soon be ready to exploit the many opportunities expectec to become available in the IPO arena and we look to the future with optimism.

Clement Chambers
Managing Director
29 March 2005

ALL IPO PLC
Consolidated Profit and Loss Account
for the six months ended 31 December 2004

	Six months ended 31 December 2004 Unaudited #'000	Six months ended 31 December 2003 Unaudited #'000
Turnover	-	-
Cost of sales	-	-
Gross loss	-	-
Administrative expenses	(48)	(22)
Operating loss	(48)	(22)
Net interest	2	(1)
Loss on ordinary activities before taxation	(46)	(23)
Tax on loss on ordinary activities	-	-
Loss on ordinary activities after taxation	(46)	(23)
Loss per ordinary share	(0.6p)	(1.0p)

There were no recognised gains or losses other than the loss for the financial period.

ALL IPO PLC

Consolidated Balance Sheets
at 31 December 2004

	31 December 2004 Unaudited #'000	31 December 2003 Unaudited #'000
Fixed Assets		
Tangible assets	3,977	-
Current Assets		
Debtors	15	9
Cash at bank and in hand	938	13
	953	22
Creditors: amounts falling due within one year	(302)	(232)
Net current assets / (liabilities)	651	(210)
Total assets less current liabilities	4,628	(210)
Capital and Reserves		
Called up share capital	680	470
Share premium account	5,899	1,203
Profit and loss account	(1,951)	(1,883)
Shareholders' funds / (deficit)	4,628	(210)

ALL IPO PLC
Consolidated Cash Flow Statements
for the six months ended 31 December 2004

	Six months ended 31 December 2004 Unaudited #'000	Six months ended 31 December 2003 Unaudited #'000
Net cash outflow from operating activities	(58)	(13)
Returns on investment and servicing of finance		
Interest received	3	-
Interest paid	(1)	(1)
Taxation	-	-
Capital expenditure		
Payments to acquire tangible fixed assets	(227)	-
Net cash outflow before financing	(283)	(14)
Financing		

Issue of ordinary share capital	1,500	-
Share issue costs	(214)	-
Loan from parent undertaking	(65)	24
Net cash inflow from financing	1,221	24
Increase / (decrease) in cash	938	10

ALL IPO PLC

Notes to the interim statement
for the six months ended 31 December 2004

1. Loss per ordinary share

		Six months ended 31 December 2004	Six montŀ 31 Decemŀ
Loss for the period	#'000	(46)	
Weighted average number of shares	'000	7,664	
Loss per share	P	(0.6p)	

2. The directors do not recommend the payment of a dividend.

3. The financial information contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2004 is extracted from the audited financial statements for that period on which the auditors gave an unqualified report. A copy of those financial statements has been filed with the Registrar of Companies.

4. Copies of this statement are being posted to shareholders shortly and will be available from the company's registered office at 642a Lea Bridge Road, Leyton, London, E10 6AP.

END

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Investor Relations ADVFN plc Announcement

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Date: 2005-03-29 07:22:02

Source: AFX

Title: All Ipo doubles H1 losses

LONDON (AFX) - All Ipo PLC doubled losses at the interim stage in its fi results since changing its name from Akaei PLC.

The group, which provides private investors with shares of companies that are coming to the market and wishing to raise capital via the Internet, said it has a significant new shareholder in ADVFN PLC, which provides stock market datɛ to private investors.

ADVFN has indicated it will provide All IPO with access to ADVFN's user basɛ that will provide "a significant distribution channel."

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Investor Relations ADVFN plc Announcement

Date: 2005-03-29 07:39:06

Source: AFX

Title: All Ipo H1 pretax loss 46,000 stg vs loss 23,000

LONDON (AFX) - All Ipo PLC six months to Dec 31 2004
Sales - nil vs nil
Opg loss - 48,000 stg vs 22,000 stg
Pretax loss - 46,000 stg vs loss 23,000 stg
Loss per share - 0.6 pence vs LPS 1.0 pence
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Investor Relations ADVFN plc Announcement

Date: **2005-03-30 01:00:09**

Source: **UK Regulatory (RNS and others)**

Title: **Interim Results**

RNS Number:2775K
ADVFN PLC
30 March 2005

Embargoed for release until 7.00 a.m. Wednesday 30th March 2005

ADVFN PLC

('ADVFN' or 'the Company')

Unaudited Interim Results for the Six Months Ended 31 December 2004

ADVFN, Europe's leading stocks and shares website, today announces maiden profits in its unaudited interim results for the six months ended 31 December 2004.

Highlights:

* A maiden profit of #2.36M (including exceptional profit) (2003: #147K loss)

* Exceptional profit of #2.2M on sale of subsidiary

* EBITDA up 112% to #638K (2003: #301K)

* Operating profit for the first time of #113K (2003: #153K loss)

* Earnings per share of 0.56p (including exceptional profit) (2003: 0.04p loss)

* Record user numbers up 50% to 450,000 (2003: 300,000)

Clement Chambers, Managing Director of ADVFN commented:

"We are pleased to announce our interim figures which show a very strong performance and are delighted to announce a maiden profit. ADVFN has never been in a stronger position and the figures reflect an ongoing momentum. ADVFN is

well placed for the next phase of expansion and this process is well underway. We firmly believe we can reproduce ADVFN's UK success on a global scale. While this is a significant challenge which will not be achieved overnight, it is one that is well within our capabilities and one that offers exciting prospects for the business and our shareholders."

For further information, please contact:

ADVFN
Clement Chambers, Managing Director clemc@advfn.com
Michael Hodges, Chairman mikeh@advfn.com
Francesca De Franco, PR francescad@advfn.com 020 7070 0932

ADVFN PLC

Chairman's Statement

As you will have seen from the attached results we have had a good start to the year, which sees us announcing a maiden profit. .

We have continued to expand the ADVFN service and have added more exchanges including the Singapore Stock Exchange, the first in a range of Asian markets coming to the site. This has come as a result of a reengineering of our infrastructure which now allows for 24 hour uninterrupted service, crucial for markets which operate in windows once used for downtime, like Singapore and other Asian markets. This is the first of the Asian exchanges to come online anc opens the way for ADVFN to become a leading provider in these exciting markets.

Parallel to these plans we are actively looking for acquisitions. We feel that now is a good moment to be more active in this area as we have built a strong platform of audience and technology that acquired companies would benefit from. Late last year, we raised #1.9 million after costs to allow us to accelerate our growth and expansion plans.

ADVFN's success has allowed us to explore other areas of business and in November we reversed one of our subsidiaries All Ipo Limited into Akaei PLC and formed ALL IPO PLC of which we now own 48.3%, worth approximately #3 million in the market today. This transaction gave rise to the exceptional profit of #2.2 million included within the results. ALL IPO will make available, to private investors, shares of companies that are coming to the market and wishing to raise capital via the Internet. Retail investors will be able to participate on-line in IPOs and other fundraisings by applying for new issues of shares during an IPO via a fully on-line process. Investors will be able to view investment opportunities, apply for shares, pay and have their investments confirmed in an end-to-end electronic process.

CupidBay (www.cupidbay.com) has continued to move ahead at a relentless pace, which has seen it very rapidly move up the web rankings. CupidBay is still in its early development stage but the site has now surpassed the 200,000 registered user level, with members from over 233 countries, and it continues tc expand beyond our expectations.

All of the ADVFN team have worked exceptionally hard over the past six months and continue to do so and I would like to thank them all for their time and effort. I would urge all shareholders to take a look at the site at: www.advfn.com, as we believe the tools and data available are invaluable to

anyone with an interest in the financial markets.

Michael J Hodges
Chairman
29th March 2005

Managing Director's Review

Operating Review

We achieved operating profits for the first time of #113K, for the six month period to 31st December 2004, compared to a #153K loss for the same period last year and a net profit after tax of #2.36M (after including the exceptional profit of #2.2M) compared to #147K loss last year. Turnover was up 13% to #1.5M from #1.3M last year.

We also recorded our first earnings per share of 0.56p per share (after including the exceptional profit) compared to 0.04p loss last year and our EBITDA figures displayed the strength in our performance with a 112% increase tc #638K from #301K last year as can be seen from the following table:-

EBITDA - Earnings before interest, tax, depreciation, amortisation and exceptional items

	December 2004 #'000	December 2003 #'000	June 2004 #'00C
Profit/ (loss) before tax - per accounts	2,356	(147)	(86)
Amortisation	130	130	260
Depreciation	400	324	690
Exceptional item - Profit on sale of subsidiary	(2,239)	0	0
Net interest	(9)	(6)	(12)
EBITDA	638	301	852

We are pleased that despite aggressively investing in ADVFN's platform and branc we have managed to achieve a maiden profit and continued strong growth in EBITDA. In addition we have accelerated our programme of introducing new stock markets and other data to our site. Since our last results we have expanded our offerings to include market data from Poland, South Africa, Sweden, Canada, Switzerland and Singapore and also additional data from Archipelago and GTIS Forex.

Our user base has continued to grow and at the end of December 2004 had grown 50% to over 450,000 users compared to 300,000 at December of the previous year.

Current Trading

Since the period end I am pleased to report that our user base has continued to expand further and our turnover has grown in line with improved market conditions for both subscription income and advertising revenue.

We are actively involved in negotiations for the majority of remaining stock

markets around the world and expect to bring most of these on-line over the next year. Progress in the US has been solid, with subscriptions growing and advertising income rising with traffic levels. With NASDAQ and NYSE Level 2 products now set to come on stream we are hopeful the US business will experience more accelerated growth.

CupidBay continues to expand and in many ways is outstripping its development plans. Subscription income and advertising revenue continue to increase at levels well in excess of our original expectations. The coming year will see CupidBay continue to build its income by monetising its growing traffic.

Prospects

ADVFN is moving towards becoming a mature platform and as it does our focus is moving subtly towards a greater emphasis on marketing and sales. This does not mean we will be reducing our development outlay but we will be increasingly more focused in growing our revenues by leveraging the product potential of the ADVFN platform.

We see no reason why ADVFN should not be as successful in other global markets as it is in the UK. We are addressing this vision in our normal way, by close interaction with our user base, innovation and close regard to costs. While ADVFN continues to enjoy its market leading status in the UK, we have no plans to sit back on our laurels. The global potential of ADVFN is the real opportunity and one we are committed to deliver.

Clement Chambers

Managing Director
29th March 2005

ADVFN PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 31 December 2004

	Six months ended 31 December 2004 Unaudited #'000	Six months ended 31 December 2003 Unaudited #'000	Year ended 30 June 2004 Audited #'000
Turnover	1,503	1,334	2,951
Cost of sales	(87)	(60)	(128)
Gross profit	1,416	1,274	2,823
Administrative expenses	(1,303)	(1,427)	(2,969)
Operating profit / (loss)	113	(153)	(146)
Share of operating losses of associate	(5)	-	-

Profit on sale of investments	-	-	48
Exceptional item : profit on sale of subsidiary	2,239	-	-
	2,347	(153)	(98)
Net interest	9	6	12
Profit / (loss) on ordinary activities before taxation	2,356	(147)	(86)
Tax on profit / (loss) on ordinary activities	-	-	7
Profit / (loss) on ordinary activities after taxation	2,356	(147)	(79)
Earnings / (loss) per ordinary share	0.56p	(0.04p)	(0.019p)

There were no recognised gains or losses other than the result for the financial period.

ADVFN PLC
Consolidated Balance Sheets
at 31 December 2004

	31 December 2004 Unaudited #'000	31 December 2003 Unaudited #'000	30 June 2004 Audited #'000
Fixed Assets			
Intangible assets	412	672	541
Tangible assets	2,195	1,140	1,412
Investments	2,234	-	-
	4,841	1,812	1,953
Current Assets			
Debtors	493	560	544
Cash at bank and in hand	2,100	430	530
	2,593	990	1,074
Creditors: amounts falling due within one year	(712)	(527)	(667)
Net current assets	1,881	463	407
Total assets less current liabilities	6,722	2,275	2,360

Capital and Reserves			
Called up share capital	4,609	4,059	4,070
Share premium account	5,400	3,926	3,933
Profit and loss account	(3,287)	(5,710)	(5,643)
Shareholders' funds - equity	6,722	2,275	2,360

ADVFN PLC
Consolidated Cash Flow Statements
for the six months ended 31 December 2004

	Six months ended 31 December 2004 Unaudited #'000	Six months ended 31 December 2003 Unaudited #'000	Year ended 30 June 2004 Audited #'000
Net cash inflow from operating activities	717	209	706
Returns on investment and servicing of finance			
Interest received	10	7	13
Interest paid	(1)	(1)	(1)
	9	6	12
Taxation	-	204	311
Capital expenditure			
Payments to acquire tangible fixed assets	(1,152)	(610)	(1,248)
Proceeds from disposal of fixed asset investments	-	-	110
	(1,152)	(610)	(1,138)
Net cash outflow before financing	(426)	(191)	(109)
Financing			

Issue of ordinary share capital	2,117	-	18
Share issue costs	(121)	-	-
Net cash inflow from financing	1,996	-	18
Increase / (decrease) in cash	1,570	(191)	(91)

ADVFN PLC
Notes to the interim statement
for the six months ended 31 December 2004

1. Earnings / (loss) per ordinary share

		Six months ended 31 December 2004	Six months ended 31 December 2003	Year ended 30 June 2004
Profit / (loss) for the period	#'000	2,356	(147)	(79)
Weighted average number of shares	'000	418,652	405,900	406,304
Earnings / (loss) per share	P	0.56p	(0.04p)	(0.019p)

2. The directors do not recommend the payment of a dividend.

3. The financial information contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2004 is extracted from the audited financial statements for that period on which the auditors gave an unqualified report. A copy of those financial statements has been filed with the Registrar of Companies.

4. Copies of this statement are being posted to shareholders shortly and will be available from the company's registered office at 642a Lea Bridge Road, Leyton, London, E10 6AP.

END
IR ILFFSVEIAFIE

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Investor Relations ADVFN plc Announcement

Date: **2005-03-30 01:56:36**

Source: **AFX**

Title: **ADVFN H1 pretax profit 2.36 mln stg vs loss 147,000**

LONDON (AFX) - ADVFN PLC six months to December 31 2004

Sales - 1.50 mln stg vs 1.33 mln

Pretax profit - 2.36 mln stg vs loss 147,000

EBITDA - 638,000 stg vs 301,000

Operating profit - 113,000 stg vs loss 153,000

EPS - 0.56 pence vs loss per share 0.04

vjt/

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Investor Relations ADVFN plc Announcement

Date: 2005-03-30 02:42:32

Source: AFX

Title: **ADVFN reports maiden profit for H1 as user numbers soar by 50 pct**

LONDON (AFX) - ADVFN PLC, the stocks and shares website, announced a mai profit for the first half to end-December 2004 after user numbers grew by 50 pct to a record 450,000.

Pretax profits totalled 2.36 mln stg in the first six months, up from a loss of 147,000 stg in the same period in 2003. The figure included a 2.2 mln stg one-off profit on the reversal of ADVFN unit All IPO into Akaei PLC.

The group said its user base has continued to expand following the half-year end, while turnover is growing in line with improved market conditions for both subscription income and advertising revenue.

newsdesk@afxnews.com

ak/

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Investor Relations ADVFN plc Announcement

Date: 2005-03-30 05:17:27

Source: AFX

Title: ADVFN reports maiden profit for H1 as user numbers soar by 50 pct UPDATE

(Updating with more results, outlook)

LONDON (AFX) - ADVFN PLC, the stocks and shares website, announced a maiden profit for the first half to end-December 2004 after user numbers grew by 50 pct to a record 450,000.

Pretax profits totalled 2.36 mln stg in the first six months, up from a loss of 147,000 stg in the same period in 2003. The figure included a 2.2 mln stg one-off profit on the reversal of ADVFN unit All IPO into Akaei PLC.

EBITDA rose by 112 pct to 638,000 stg in the first half, on sales of 1.5 mln stg, up from 1.3 mln.

The group said its user base has continued to expand following the half-year end, while turnover is growing in line with improved market conditions for both subscription income and advertising revenue.

ADVFN said it is actively looking for acquisitions. The group raised 1.9 mln stg last year to fund its expansion plans.

The group has added the Singapore Stock Exchange to its site and plans to add more Asian markets. It is in talks for the majority of remaining stock markets around the world and hopes to bring most of these on-line over the next year.

In the US, progress has been solid, with subscriptions growing and advertising income rising with traffic levels, ADVFN said. US growth is set to accelerate as NASDAQ and NYSE Level 2 products come on stream.

Commenting on the future, managing director Clement Chambers said: "ADVFN is well placed for the next phase of expansion and this process is well underway. We firmly believe we can reproduce ADVFN's UK success on a global scale. While this is a significant challenge which will not be achieved overnight, it is one that is well within our capabilities and one that offers exciting prospects for the business and our shareholders."

newsdesk@afxnews.com

ak/

Investor Relations ADVFN plc Announcement

Date: **2005-03-31 01:30:06**

Source: **UK Regulatory (RNS and others)**

Title: **Interim Results**

RNS Number:3135K
On-Line PLC
31 March 2005

Embargoed for release until 7.30a.m. Thursday 31st March 2005

On-line PLC
('On-line' or 'the Company')

Unaudited Interim Results for the Six Months Ended 31 December 2004

On-line today announces unaudited interim results for the six months ended 31 December 2004.

Highlights:

* Net profit before tax of #1.645M (2003 : #38K loss)

* Earnings per share of 21.6p (2003 : 0.46p loss)

* EBITDA up over 700% to #633K (2003 : #77K)

* Net assets grown nearly fourfold since June 2004 and sevenfold since December 2003 to #2.3M (2003 : #317K)

Michael Hodges, On-line's Chairman commented:

"These results show the potential that working with our investments can

generate. We have methodically rebuilt our balance sheet since the crash of 200(and will continue to focus on adding assets to it through corporate transactions. Our portfolio of investments is now well set for growth and we expect them to build on their success. The company is in a much stronger position than it has been in for many years and we are confident this trend will continue."

For further information, please contact:

On-line Plc

Michael Hodges, Chairman and Managing Director 020 8532 8918

On-line PLC

Chairman's Statement

Results

I am very pleased to report that our profit for the six months ended 31st December 2004 reached #1.645M compared to a loss of #38K for the same period last year. Earnings per share have also improved dramatically to 21.6p per share from a loss of 0.46p per share last year.

These results have been helped by exceptional gains of #531K on disposal of investments. Whilst classed as exceptional this activity is really part of our core business and arose due to deemed disposals of our holdings in ALL IPO PLC and ADVFN PLC where our holdings were diluted. In addition we benefited from our share of ADVFN's exceptional gain arising on disposal of subsidiary also in connection with ALL IPO.

Despite the exceptional items our main investment business performed very strongly and we increased our EBITDA profit by over 700% to #633K compared to #77K last year as can be seen from the table below:-

EBITDA - Earnings before interest, tax, depreciation, amortisation and exceptional items	6 months ended 31 December 2004	6 n 31 De
	#'000	
Profit / (loss) before tax - per accounts	1,645	
Exceptional items - profit on disposal of investments	(531)	
Share of exceptional items of associate	(613)	
Share of associate's other Ebitda adjustments	134	

Net interest	(2)
EBITDA	633

Operating Review

Since the period-end we have continued to keep our costs to a minimum level and having eradicated all bank borrowings are starting to grow a healthy cash balance by the realisation of our non-core current asset investments.

As we announced a few weeks ago, one of our fixed asset investments Smoking Gun Entertainment Group Plc in which we own a 20% stake has been admitted to trading on OFEX. This gives rise to an additional hidden value as this is recorded at cost yet is currently worth #1M.

I am also very happy to report that ADVFN PLC, in which we hold a 24.8% stake, has consolidated it's position as Europe's leading financial website and has just announced record results with profits after tax of #2.36M, operating profits of #113K for the first time, EBITDA that has more than doubled to #638K and earnings per share of 0.56p. It also announced record user numbers, which were up 50% to 450,000 compared to the previous year and it appears poised to progress much further.

As announced in November we successfully restructured Akaei Plc, acquired All Ipo Limited, raised additional funds and changed its name to ALL IPO PLC. Our holding was diluted to just over 8% but is currently worth over #0.5M and we believe it has a lot of potential. All IPO will make available, to private investors, shares of companies that are coming to the market and wishing to raise capital via the Internet. Retail investors will be able to participate on-line in IPOs and other fundraisings by applying for new issues of shares during an IPO via a fully on-line process. It will allow investors to view investment opportunities, apply for shares, pay and have their investments confirmed in an end-to-end electronic process.

Prospects

ADVFN seems to be going from strength to strength and appears set to expand at a much faster rate,

ALL IPO has been restructured and refinanced and looks to have a very exciting future and Smoking Gun is a very interesting opportunity with a lot of future potential of its own. With this portfolio of investments I believe we can look to the future with great enthusiasm.

Michael Hodges

Chairman

30th March 2005

On-line PLC

Consolidated Profit and Loss Account
for the six months ended 31 December 2004

	Six months ended 31 December 2004 Unaudited #'000	Six mor 31 Dece Unaudit #'000
Turnover	16	21
Administrative expenses	(65)	(53)
Operating (loss) / profit	(49)	(32)
Share of operating profits / (losses) of associate	30	(41)
Gain on investments	518	24
Exceptional items: profits on disposal of investments	531	21
Share of exceptional items of associate	613	-
	1,643	(28)
Net interest	2	(10)
Profit / (loss) on ordinary activities before taxation	1,645	(38)
Tax on profit / (loss) on ordinary activities	-	-
Profit / (loss) on ordinary activities after taxation	1,645	(38)
Minority interest	6	4
Profit / (loss) retained for the year	1,651	(34)
Earnings / (loss) per ordinary share	21.6p	(0.46p)

On-line PLC

Consolidated Balance Sheets
at 31 December 2004

	31 December 2004 Unaudited #'000	31 Dece Unaudit #'000
Fixed assets		
Investments	2,186	737
	2,186	737
Current assets		
Debtors	40	24
Investments	91	71
Cash at bank and in hand	40	43
	171	138
Creditors: amounts falling due within one year	(58)	(596)
Net current (liabilities)/assets	113	(458)
Total assets less current liabilities	2,299	279
Minority interests	-	38
Net assets	2,299	317
Capital and Reserves		
Called up share capital	3,242	3,241
Share premium account	2,205	2,202
Profit and loss account	(3,148)	(5,126)
Shareholders funds	2,299	317

On-line PLC

Consolidated Cash Flow Statements
for the six months ended 31 December 2004

	Six months ended 31 December 2004 Unaudited #'000	Six mor 31 Dece Unaudit #'000
Net cash inflow / (outflow) from operating activities	28	(124)
Returns on investment and servicing of finance		
Interest paid	-	(10)

Taxation	-	55
Capital expenditure		
Proceeds from sale of fixed asset investments	-	57
Net cash inflow / (outflow) before financing	28	(22)
Financing		
Issue of ordinary share capital	4	118
Share issue costs	-	(20)
Issue of shares to minority	-	-
Loan repayments	-	(57)
Net cash inflow from financing	4	41
Increase in cash	32	19

On-line PLC

Statement of Total Recognised Gains and Losses
for the six months ended 31 December 2004

	Six months ended 31 December 2004 Unaudited #'000	Six mor 31 Dece Unaudit #'000
Profit / (loss) for the period	1,651	(34)
Unrealised (loss) / gain on current asset investments	(10)	-
Total recognised gains and losses for the period	1,641	(34)

On-line PLC

Notes to the interim statement
for the six months ended 31 December 2004

1. Earnings / (loss) per ordinary share

		Six months ended 31 December 2004	Six montł 31 Decemk
Profit / (loss) for the period	#'000	1,651	
Weighted average number of shares	'000	7,646	
Earnings / (loss) per share	P	21.6p	

2. The directors do not recommend the payment of a dividend.

3. The financial information contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2004 is extracted from the audited financial statements for that period on which the auditors gave an unqualified report. A copy of those financial statements has been filed with the Registrar of Companies.

4. Copies of this statement are being posted to shareholders shortly and will be available from the company's registered office at 642a Lea Bridge Road, Leyton, London, E10 6AP.

END

IR GIGDXXUXGGUG

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Investor Relations ADVFN plc Announcement

Date: **2005-03-31 04:04:33**

Source: **AFX**

Title: **On-Line swings into H1 pretax profit after exceptional gain**

LONDON (AFX) - On-Line PLC said it has swung into a first half pretax pr of 1.6 mln stg helped by exceptional gains of 531,000 on the disposal of investments.

However, the company said the gain is actually part of its core business anc arose due to deemed disposals of its holdings in ALL IPO PLC and ADVFN PLC, where its holdings were diluted.

In addition On-Line said it benefited from its share of ADVFN's exceptional gain arising on disposal of subsidiary also in connection with ALL IPO.

Michael Hodges, On-line's Chairman said: "These results show the potential that working with our investments can generate ... Our portfolio of investments is now well set for growth and we expect them to build on their success. The company is in a much stronger position than it has been in for many years and we are confident this trend will continue."

tc

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Investor Relations ADVFN plc Announcement

Date: 2005-04-07 02:30:08

Source: UK Regulatory (RNS and others)

Title: Product Update

RNS Number:7253K
ADVFN PLC
07 April 2005

April 7, 2005

ADVFN update

ADVFN is very pleased to announce that the site (www.advfn.com) has surpassed the 500,000 registered user mark this week and that its dating Website, CupidBay.com, has surpassed 250,000 registered users.

"These are major milestones for us and we are particularly encouraged by the substantial growth of the ADVFN US site, which regularly attracts over 350 registrations a day. This progress underlines our optimism for future growth of both traffic and revenues," said Clem Chambers, CEO of ADVFN.

This information is provided by RNS
The company news service from the London Stock Exchange

END

STRSSWFMMSISEFL

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Investor Relations ADVFN plc Announcement

Date: 2005-04-07 03:29:02

Source: AFX

Title: ADVFN says user numbers exceed 500,000

LONDON (AFX) - ADVFN PLC, the stocks and shares website, said the numbei registered users of its wwww.advfn.com site has surpassed the 500,000 mark this week, while its dating website, CupidBay.com, exceeded 250,000 users.

Chief executive Clem Chambers said the growth in user numbers "underlines our optimism for future growth of both traffic and revenues".

newsdesk@afxnews.com

ak/

Investor Relations ADVFN plc Announcement

Date: 2005-04-07 03:45:13

Source: AFX

Title: UK smallcap opening - ADVFN up on website numbers growth

LONDON (AFX) - ADVFN edged up 0.23 to 4.10 pence after the stocks and sh website revealed that the number of registered users of its wwww.advfn.com site has surpassed the 500,000 mark this week. In addition, its dating website, CupidBay.com, exceeded 250,000 users.

Chief executive Clem Chambers said the growth in user numbers "underlines our optimism for future growth of both traffic and revenues".

fjb/ak

Investor Relations ADVFN plc Announcement

Date: **2005-04-08 11:40:52**

Source: **UK Regulatory (RNS and others)**

Title: **Director Shareholding**

RNS Number:8552K
ADVFN PLC
08 April 2005

ADVFN Plc (the "Company")

Directors' Shareholdings

The Company announces that on 8 April 2005 David Crump as part of the rearrangement of his personal pensions and shareholdings, sold a number of ADVFN ordinary shares detailed in the table below to his own personal SIPP.

Following the transaction Mr Crump remains beneficially interested in the same number of ADVFN ordinary shares as before the transaction, the total numbers of which are given below.

Name	Number of shares sold into SIPP	Total shareholding	% of issued share capital
David Crump	650,000	1,110,000	0.24%

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSIPMFTMMIMBMA

Investor Relations ADVFN plc Announcement

Date: 2005-05-12 02:30:11

Source: UK Regulatory (RNS and others)

Title: Re Joint Venture

RNS Number:2046M
ADVFN PLC
12 May 2005

News Release

May 12, 2005

ADVFN announces Japanese joint venture company
- ADVFN PLC and Creative Link Corporation of Japan join forces to form ADVFN Japan -

ADVFN is pleased to announce that it has reached heads of agreement for the formation of a joint venture company with Creative Link Corporation of Japan.

The joint venture company will be based in Tokyo and will operate financial websites in Japan and Korea. These services will be aimed at the local Japanese and Korean markets and will provide local and global data, utilising ADVFN's technology platforms.

During the start up phase of the project ADVFN will be responsible for the technical aspects of the launch of the joint venture, while Creative Link will be responsible for local marketing, customer support and finance of the operation.

Clem Chambers CEO of ADVFN commented: "Creative Link is a perfect partner for us in these exciting markets. Creative Link's local knowledge, internet expertise and corporate backing are a perfect match with ADVFN's plans in Asia. This joint venture unlocks the potential of two large markets and is important progress in the global rollout of ADVFN.

Yuki Sanekata, Chairman of Creative Link Corporation said: "ADVFN Japan will provide Japanese and Korean investors with unparalleled native-language access to an extraordinary breadth of worldwide market information. Investors will be able to use unique analysis tools that are far ahead of anything currently available, at any price."

NOTES TO EDITORS

For further press information, please contact: Francesca De Franco on 020 7070

0932 E-mail francescad@advfn.com

About Creative Link

Creative Link Corporation is a Tokyo-based internet company that has incubated, grown and spun off many services since its founding in 1985.

As the online media asset representative and technology partner for Agence France Presse in Japan, CLC localizes and delivers AFP's content in real time via all the major cellphone companies. A broadband service will be announced shortly.

CLC provides consulting and market entry services to many companies both inside and outside Japan.

CLC is backed by some of the largest companies in Japan. Its shareholders include:

ITOCHU Corporation
BANDAI Networks Co, Ltd
NTT DATA Corporation
Bellsystems24 Inc

About ADVFN

ADVFN (www.advfn.com) is Europe's number one stocks and shares Web site. With full real-time coverage of the London Stock Exchange, the euronext-liffe, OFEX, NASDAQ, Amex and NYSE, including FTSE, Dow and S&P indices, ADVFN provides professional quality information to the person on the street.

ADVFN was established in the last quarter of 1999 and floated on AIM in March 2000. It now has over 500,000 registered users who generate in excess of 38 million page impressions a month.

We currently cover the following areas in the UK, France and America:

* Free real-time prices from the London Stock Exchange
* EURONEXT-LIFFE
* EURONEXT - Paris, Brussels and Amsterdam
* NASDAQ
* NYSE
* AMEX
* OFEX
* FOREX
* GTIS FOREX
* NYMEX
* COMEX
* Russian stocks and indices
* Canadian stocks, indices, options and derivatives
* German stocks and indices - Xetra
* Irish stocks and indices
* Greek stocks and indices
* Singapore stocks and indices
* Helsinki Stock Exchange
* Stockholm Stock Exchange

* Copenhagen Stock Exchange
* Warsaw Stock Exchange
* Swiss Indices
* Chicago Mercantile Exchange
* Johannesburg Stock Exchange and indices
* Level 2 data
* Comprehensive fundamental data
* Streaming stock charts, historic and intraday
* CREST stock loan data
* Portfolios
* RNS and AFX news
* UK's busiest financial bulletin boards
* Historical data downloads
* Stock monitors and filters
* Covered Warrants
* Trading signals
* Investor Relations Web site solutions
* PDA service
* SMS stock quote service
* Weather
* Headlines - news headline and archive search

This information is provided by RNS
The company news service from the London Stock Exchange

END

JVEDFLFFEEBEBBE

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Investor Relations ADVFN plc Announcement

<< Back

Date: 2005-05-12 03:37:34

Source: AFX

Title: UK smallcap opening - ADVFN hardens on Japanese JV

LONDON (AFX) - ADVFN hardened 0.25 to 3.45 pence as the company reached heads of agreement for the formation of a joint venture company with Creative Link Corporation of Japan.

The joint venture company will be based in Tokyo and will operate financial websites in Japan and Korea. These services will be aimed at the local Japanese and Korean markets and will provide local and global data, utilising ADVFN's technology platforms.

fjb/vjt/

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Investor Relations ADVFN plc Announcement

Date: 2005-05-12 03:55:30

Source: AFX

Title: **ADVFN in JV with Japan's Creative Link to launch financial websites in Asia**

LONDON (AFX) - Financial news website provider ADVFN PLC is to form a jc venture with Japan's Creative Link Corp to launch ADVFN Japan, which will operate financial websites in Japan and Korea.

ADVFN said the the services will be aimed at the local Japanese and Korean markets and will provide local and global data, utilising ADVFN's technology platforms.

During the start up phase of the project ADVFN will be responsible for the technical aspects of the launch of the joint venture, while Creative Link will be responsible for local marketing, customer support and finance of the operation.

Clem Chambers, chief executive of ADVFN, said: "Creative Link's local knowledge, internet expertise and corporate backing are a perfect match with ADVFN's plans in Asia. This joint venture unlocks the potential of two large markets and is important progress in the global rollout of ADVFN."

tc .

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Investor Relations ADVFN plc Announcement

<< Back

Date: **2005-05-16 07:23:50**

Source: **UK Regulatory (RNS and others)**

Title: **Exercise of Options**

RNS Number:3451M
ADVFN PLC
16 May 2005

16 May 2005

ADVFN plc (the "Company")

Exercise of Options

The Company announces that options to subscribe for 66,666 ordinary shares of 1 pence each in the Company have been exercised, at a price of 1.25p per share. These shares have been allotted and application for the shares to be admitted to trading on AIM has been made to the London Stock Exchange. Admission of and dealings in these shares are expected to commence on 20 May 2005.

This information is provided by RNS
The company news service from the London Stock Exchange

END
IOEGUUPPAUPAGPQ

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Investor Relations ADVFN plc Announcement

Date: 2005-06-30 02:30:11

Source: UK Regulatory (RNS and others)

Title: Re Joint Venture

RNS Number:2362O
ADVFN PLC
30 June 2005

News Release

June 30, 2005

ADVFN announces Brazilian joint venture company

- ADVFN PLC and Infolatina Ltda join forces to develop and market Brazilian stocks and shares website -

ADVFN is pleased to announce that it has reached heads of agreement for the formation of a joint venture company with Infolatina.

The joint venture company will create, market and promote a Portuguese-language version of the ADVFN website in Brazil. The site will provide local and global stock market data by utilising ADVFN's well-established technology platforms.

ADVFN will be responsible for the technical aspects of the project, while Infolatina will be responsible for local marketing, advertising and customer support. The Brazilian site will have a ready-made audience in the form of Infolatina's current substantial customer base and will benefit from the company's 21 years of experience in providing stock market data to the Brazilian market.

ADVFN's Latin American offering already includes Mexican and Chilean stock market information, which is available to all its global users. The company will shortly be announcing the launch of financial data from the Sao Paulo Stock Exchange - the Bolsa de Valores de Sao Paulo (BOVESPA).

Clem Chambers, CEO of ADVFN, commented: "Infolatina Ltda's local knowledge and expertise in the marketing of financial products to investors makes it a perfect fit with ADVFN in this exciting project. Brazil holds 50% of Latin America's top 500 companies and has the best performing stock market in the region, making it a key target for ADVFN's global expansion plans and affording both companies many opportunities."

Joao Luis Torres, Chairman of Infolatina Ltda, said: "This joint venture will benefit immensely from ADVFN's status as European leader in its field. The website will provide Brazilian investors with unrivaled native-language access to a wealth of worldwide market information and will allow them to take advantage of advanced analysis tools."

- ENDS -

NOTES TO EDITORS

About Infolatina Ltda

Infolatina produces technology and information packages for professional and private investors based around the Bovespa, BM&F and Exchanges.

Including:

* Real time quotes from the BOVESPA and BM&F;
* Real time quotes of foreign currency trade at the exchanges
* Analysis and charts
* Interest rates twice a day; main bank and government fees
* News on the financial market.

This information can be accessed by its clients through software which updates in real time using 64K speed private lines or via the internet.

Infolatina works with many local producers and developers to produce a package tailored to its clients needs.

About ADVFN

ADVFN (www.advfn.com) is Europe's number one stocks and shares Web site. With full real-time coverage of the London Stock Exchange, the euronext-liffe, OFEX, NASDAQ, Amex and NYSE, including FTSE, Dow and S&P indices, ADVFN provides professional quality information to the person on the street.

ADVFN was established in the last quarter of 1999 and floated on AIM in March 2000. It now has over 500,000 registered users who generate in excess of 38 million page impressions a month.

We currently cover the following areas in the UK, France and America:

* Free real-time prices from the London Stock Exchange
* EURONEXT-LIFFE
* EURONEXT - Paris, Brussels and Amsterdam
* NASDAQ
* NYSE
* AMEX
* OFEX
* FOREX
* GTIS FOREX
* NYMEX
* COMEX
* Russian stocks and indices
* Canadian stocks, indices, options and derivatives
* German stocks and indices - Xetra
* Irish stocks and indices
* Greek stocks and indices
* Singapore stocks and indices
* Helsinki Stock Exchange
* Stockholm Stock Exchange
* Copenhagen Stock Exchange
* Warsaw Stock Exchange
* Swiss Indices
* Chicago Mercantile Exchange
* Johannesburg Stock Exchange and indices
* Level 2 data
* Comprehensive fundamental data
* Streaming stock charts, historic and intraday
* CREST stock loan data
* Portfolios
* RNS and AFX news
* UK's busiest financial bulletin boards
* Historical data downloads
* Stock monitors and filters
* Covered Warrants
* Trading signals
* Investor Relations Web site solutions
* PDA service
* SMS stock quote service
* Weather
* Headlines - news headline and archive search

For further press information, please contact: Francesca De Franco on 020 7070 0932 E-mail francescad@advfn.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

JVEQKLFLEQBLBBQ

<< Back

Investor Relations ADVFN plc Announcement

<< Back

Date: 2005-06-30 03:45:05

Source: AFX

Title: **ADVFN in joint venture with Infolatina to develop Brazilian shares website**

LONDON (AFX) - ADVFN PLC said it has reached heads of agreement on a joi venture with Infolatina Ltd to develop a website for Brazilian investors.

The joint venture company will create, market and promote a Portuguese-language version of the ADVFN website.

ADVFN will be responsible for the technical aspects of the project, while Infolatina will be responsible for local marketing, advertising and customer support.

bam

<< Back

Investor Relations ADVFN plc Announcement

Date: 2005-06-30 04:09:12

Source: AFX

Title: UK smallcap opening - ADVFN up on Infolatina deal

LONDON (AFX) - Buyers came for ADVFN, 0.15 firmer at 3.15 pence, followi news that the company has reached heads of agreement on a joint venture with Infolatina Ltd to develop a website for Brazilian investors.

The joint venture company will create, market and promote a Portuguese-language version of the ADVFN website.

fjb/vjt/

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Investor Relations ADVFN plc Announcement

Date: 2005-07-07 02:30:06
Source: UK Regulatory (RNS and others)
Title: Acquisition

RNS Number:5957O
ADVFN PLC
07 July 2005

News release

July 7th 2005

Embargoed for release at 7.30am

ADVFN PLC ("ADVFN" or the "Company")

The company announced that application is today being made for the admission to trading on AIM of 325,000 new ordinary shares of 1p each (the "shares").

The shares are being issued at a price of 3.1p each in consideration for the acquisition of the Fotothing Website by a wholly owned subsidiary of ADVFN in accordance with the terms for the acquisition agreed on 4 July 2005. Admission of and dealing in shares is expected to commence on 12 July 2005.

-Ends-

About ADVFN

ADVFN (www.advfn.com) is Europe's number one stocks and shares Web site. With full real-time coverage of the London Stock Exchange, the euronext-liffe, OFEX, NASDAQ, Amex and NYSE, including FTSE, Dow and S&P indices, ADVFN provides professional quality information to the person on the street.

ADVFN was established in the last quarter of 1999 and floated on AIM in March 2000. It now has over 500,000 registered users who generate in excess of 38 million page impressions a month.

We currently cover the following areas in the UK, France and America:

* Free real-time prices from the London Stock Exchange
* EURONEXT-LIFFE
* EURONEXT - Paris, Brussels and Amsterdam
* NASDAQ
* NYSE
* AMEX
* OFEX

* FOREX
* GTIS FOREX
* NYMEX
* COMEX
* Russian stocks and indices
* Canadian stocks, indices, options and derivatives
* German stocks and indices - Xetra
* Irish stocks and indices
* Greek stocks and indices
* Singapore stocks and indices
* Helsinki Stock Exchange
* Stockholm Stock Exchange
* Copenhagen Stock Exchange
* Warsaw Stock Exchange
* Swiss Indices
* Chicago Mercantile Exchange
* Johannesburg Stock Exchange and indices
* Level 2 data
* Comprehensive fundamental data
* Streaming stock charts, historic and intraday
* CREST stock loan data
* Portfolios
* RNS and AFX news
* UK's busiest financial bulletin boards
* Historical data downloads
* Stock monitors and filters
* Covered Warrants
* Trading signals
* Investor Relations Web site solutions
* PDA service
* SMS stock quote service
* Weather
* Headlines - news headline and archive search

For further press information, please contact Francesca De Franco on 020 7070 0932 or email francescad@advfn.com

END

ACQRFMPTMMMMBBA

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Investor Relations ADVFN plc Announcement

Date: **2005-07-26 08:16:00**

Source: **UK Regulatory (RNS and others)**

Title: **Substantial Shareholding**

RNS Number:3180P
ADVFN PLC
26 July 2005

ADVFN PLC (ADVFN)

On 25 July 2005 ADVFN received notification that Mr Peter O'Reilly was interested in 46,245,000 ordinary shares in the company, equivalent to 10.01 per cent of ADVFN's issued share capital.

ENDS

END
HOLSEEFDMSISEFW

Investor Relations ADVFN plc Announcement

Date: 2005-07-26 08:38:12

Source: AFX

Title: **ADVFN says Peter O'Reilly increases stake to 10.01 pct**

LONDON (AFX) - ADVFN PLC said Peter O'Reilly has increased his stake in company to 46.25 mln shares, or 10.01 pct.

The company first declared O'Reilly's shareholding in February when it stooc at 3.01 pct. He has been building up his stake since that date.

newsdesk@afxnews.com

har

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Investor Relations ADVFN plc Announcement

Date: **2005-08-08 06:04:41**

Source: **UK Regulatory (RNS and others)**

Title: **FSA authorisation received**

RNS Number:8379P
ALL IPO PLC
08 August 2005

All IPO plc ("All IPO" or the "Company")

All IPO receives FSA authorisation

All IPO is pleased to announce that it has received confirmation from the FSA that it has approved All IPO's application for permission under Part IV of the Financial Services and Markets Act 2000. Consequently All IPO is now authorisec and regulated to carry out designated investment business within the UK with FSA reference number 428754.

Clem Chambers, Chief Executive Officer of All IPO, commented "I am pleased to report that we have received our FSA authorisation. This is a major step towards our goal of bringing the IPO process into the digital age. We have developed relationships with issuers, brokers, venture capitalists, investments banks and other professionals and plan to bring the first offerings to retail investors shortly."

For further information, please contact Francesca De Franco on 020 7070 0932 or email francesca@allipo.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCGGGGRMRFGKZM

Investor Relations ADVFN plc Announcement

Date: 2005-08-08 06:30:15

Source: AFX

Title: ALL IPO gains FSA approval to carry out designated UK investments

LONDON (AFX) - ALL IPO PLC said it has received confirmation from the Financial and Services Authority permitting it to carry out designated investments within the UK.

The group provides private investors with shares of companies that are coming to the market and wishing to raise capital via the internet.

Chief executive Clem Chambers said the approval is "a major step towards our goal of bringing the IPO process into the digital age".

He added that the company has developed relationships with issuers, brokers, venture capitalists, investments banks and other professionals, "and plan to bring the first offerings to retail investors shortly."

cml

Investor Relations ADVFN plc Announcement

Date: **2005-08-09 09:36:18**

Source: **UK Regulatory (RNS and others)**

Title: **First product offering**

RNS Number:9081P
ALL IPO PLC
09 August 2005

ALL IPO plc ("All IPO" or the "Company")

All IPO announces first product offering

Following receipt of its FSA authorisation yesterday, All IPO is pleased to announce that it has today made available its first product offering. Ruegg & Co Limited are seeking to raise #400,000 on behalf of Israeli Acquisitor I plc which is seeking admission to OFEX. Investors will be able to view the offer document and apply for shares in Israeli Acquisitor I plc via our website, www.allipo.com.

Clem Chambers, CEO of All IPO, commented "Receiving FSA authorisation was a major step in our business plan and I am delighted that we are able to offer our first product so quickly. We look forward to continuing to bring the IPO process into the digital age."

For further information, please contact Francesca De Franco on 020 7070 0932 or email francesca@allipo.com

END

MSCSSEFLUSISEDA

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Investor Relations ADVFN plc Announcement

Date: **2005-09-06 02:30:09**

Source: **UK Regulatory (RNS and others)**

Title: **Re Joint Venture**

RNS Number:8679Q
ADVFN PLC
06 September 2005

News Release

September 6th 2005

ADVFN announces the formation of ADVFN Japan., Co Ltd.

ADVFN is pleased to announce that ADVFN Japan., Co Ltd - a joint venture with Creative Link Corporation of Japan - has completed its initial funding rounds and raised 500,000,000 yen to take the company forward.

As a result of the funding, ADVFN PLC holds 29.1% of ADVFN Japan., Co Ltd, which will run autonomously from Tokyo. Clem Chambers and Michael Hodges have been appointed to the board of the Japanese company and will represent the interests of ADVFN.

Clem Chambers, CEO of ADVFN PLC said: "We are delighted with the creation of ADVFN Japan., Co Ltd and the successful money raise by Creative Link Corporation to finance the business. This underlines the strength of our partners, the solid financial footing of ADVFN Japan., Co Ltd and reinforces the potential of the opportunity. With the combination of the ADVFN platform and Creative Link's local knowledge we look forward to building a valuable business in this immense and dynamic market."

NOTES TO EDITORS

For further press information, please contact: Francesca De Franco on 020 7070 0932 E-mail francescad@advfn.com

About ADVFN

ADVFN (www.advfn.com) is Europe's number one stocks and shares Web site. With full real-time coverage of the London Stock Exchange, the euronext-liffe, OFEX, NASDAQ, Amex and NYSE, including FTSE, Dow and S&P indices, ADVFN provides professional quality information to the person on the street.

ADVFN was established in the last quarter of 1999 and floated on AIM in March 2000. It now has over 500,000 registered users who generate in excess of 38 million page impressions a month.

We currently cover the following areas in the UK, France and America:

* Free real-time prices from the London Stock Exchange
* EURONEXT-LIFFE
* EURONEXT - Paris, Brussels and Amsterdam
* NASDAQ
* NYSE
* AMEX
* OFEX
* FOREX
* GTIS FOREX
* NYMEX
* COMEX
* Russian stocks and indices
* Canadian stocks, indices, options and derivatives
* German stocks and indices - Xetra
* Irish stocks and indices
* Greek stocks and indices
* Singapore stocks and indices
* Helsinki Stock Exchange
* Stockholm Stock Exchange
* Copenhagen Stock Exchange
* Warsaw Stock Exchange

* Swiss Indices
* Chicago Mercantile Exchange
* Johannesburg Stock Exchange and indices
* Level 2 data
* Comprehensive fundamental data
* Streaming stock charts, historic and intraday
* CREST stock loan data
* Portfolios
* RNS and AFX news
* UK's busiest financial bulletin boards
* Historical data downloads
* Stock monitors and filters
* Covered Warrants
* Trading signals
* Investor Relations Web site solutions
* PDA service
* SMS stock quote service
* Weather
* Headlines - news headline and archive search

END

JVEVELFBEKBXBBF

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Investor Relations ADVFN plc Announcement

<< Back

Date: **2005-09-06 04:01:52**

Source: **AFX**

Title: **ADVFN says holds 29.1 pct of Japan JV with Creative Link Corp**

LONDON (AFX) - ADVFN PLC said it holds 29.1 pct of ADVFN Japan Co Ltd, i joint venture with Creative Link Corp of Japan, after the venture completed its initial funding rounds and raised 500,000,000 yen.

ADVFN Japan will run autonomously from Tokyo, it said.

ADVFN said Clem Chambers and Michael Hodges have been appointed to the boarc of the Japanese company and will represent the interests of ADVFN.

vjt/ak

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Investor Relations ADVFN plc Announcement

Date: 2005-09-16 02:00:20
Source: UK Regulatory (RNS and others)
Title: EEA passporting

RNS Number:3411R
ALL IPO PLC
16 September 2005

All IPO plc ("All IPO" or the "Company")

Passporting Investment Business into Other European Member States

The Company is pleased to announce that following its application to provide investment business into other European member states on a service basis, it has received confirmation from the FSA that appropriate notifications have been sent to the relevant European regulatory authorities in accordance with the Investment Services Directive (93/22/EEC).

Consequently All IPO is now permitted to commence such cross-border service business in Austria, Belgium, Denmark, France, Germany, Italy, Netherlands, Norway, Republic of Ireland, Spain and Sweden when suitable opportunities present themselves.

Clem Chambers, CEO of All IPO commented: "We are very pleased to open up the EU marketplace to All IPO. All IPO is a flexible platform for the distribution of financial instruments and this clearance is an important step for the Company."

For further information please contact Francesca De Franco on 020 7070 0932 or email francesca@allipo.com.

END

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Investor Relations ADVFN plc Announcement

Date: **2005-09-20 02:30:18**
Source: **UK Regulatory (RNS and others)**
Title: **Notice of Results**

RNS Number:4639R
ADVFN PLC
20 September 2005

News release September 20, 2005

Under embargo until: September 20, 2005 at 7.30am

ADVFN Plc

Notice of Preliminary Announcement release date

ADVFN Plc intends to release the Preliminary Announcement of its results for the year ended 30 June 2005 on Tuesday, 11 October 2005.

Enquiries to Francesca De Franco Tel: 020 7070 0932/email: francescad@advfn.com

ADVFN Plc
26 Throgmorton Street
London
EC2N 2AN

END

NORBRGDCLGBGGUC

Investor Relations ADVFN plc Announcement

Date: **2005-10-11 02:30:09**
Source: **UK Regulatory (RNS and others)**
Title: **Preliminary results**

RNS Number:4666S
ADVFN PLC
11 October 2005

Embargoed for release until 7.30 a.m. Tuesday 11th October 2005

ADVFN PLC
('ADVFN' or 'the Company')

Preliminary Results for the Year Ended 30 June 2005

ADVFN, Europe's number one stocks and shares website, today announces preliminary results for the year ended 30 June 2005.

Highlights:

* First full year's net profit of #1.01M (2004: #254K loss)

* Net profit per ordinary share of 0.23p (2004: 0.06p loss)

* EBITDA profits up 21% to #678K (2004: #560K)

* ADVFN user numbers up 46% to over 540,000 (2004: 370,000)

* Total user numbers across all group media properties up 159% to 960,000 (2004: 370,000) and further increased to over 1,200,000 by the report date

* Up to the report date we have added #5.5M of off-balance sheet shareholder value with ADVFN Japan and ALL IPO

Clement Chambers, Managing Director of ADVFN commented:

"The year to June 2005 has seen a transformation in ADVFN, which has now achieved profitability as well as significantly increasing its product offerings

and other interests. I am pleased to be reporting a strong set of results with record figures across profit, EBITDA, sales, traffic and customer acquisition. We have also added significant value off balance sheet with the flotation of ALI IPO, the creation of ADVFN Japan and the implied value of our new web properties. Consequentially opportunities are becoming available to us across a broad spectrum and we believe we are in a new phase of development which will see ADVFN capitalise on its platforms and go from strength to strength over the next 12 - 18 months.

The ADVFN properties, including Fotothing and CupidBay, are generating in excess of one million registrations a year at current rates of customer acquisition anc recent corporate actions in the internet sector, which have seen many significant transactions, suggest that ADVFN is positioned to add significant shareholder value. With ADVFN's accelerating global presence and its successful web property strategy I am excited about our prospects for the coming year."

FOR FURTHER INFORMATION, PLEASE CONTACT:

ADVFN
Clement Chambers, Managing Director clemc@advfn.com
Michael Hodges, Chairman mikeh@advfn.com
Francesca De Franco, PR francescad@advfn.com 020 7070 0932

Chairman's Statement

I am very pleased to be able to announce our first full year's profit of #1.01M compared to last year's restated loss of #254K.

If you have used the ADVFN website recently you may well have noticed the many new features which have been added. Since June 2004 we have continued to expand our world exchange offerings and have introduced data from a number of new countries and markets including: Poland, South Africa, Sweden, Canada, Switzerland, Singapore, Archipelago, GTIS Forex, Mexico, Chile, Australia, Spain, Italy, India, Thailand, China, Indonesia and Japan. We have very recently opened our new site ADVFNGold (www.advfngold.com), which is specifically designed for gold and other metals and provides worldwide coverage of platinum, silver, copper and diamond stocks. We are very excited with this as it is an active and topical market

In our interim statement I mentioned that we were starting to look for possible acquisitions. We recently purchased Fotothing (www.fotothing.com) - a photo blogging site. Since joining the ADVFN group the site, which allows people to upload their pictures for friends, family and online communities to see, has expanded to over 35,000 and its rate of growth is increasing daily. This is not the only acquisition we have looked at and I hope to be able to announce the completion of a larger deal shortly.

Cupidbay (www.cupidbay.com), which was purchased in July 2004, has grown strongly since it joined the group. It now has nearly 600,000 members from all over the world up from 200,000 last December. It is also very encouraging to note that at any point in the day thousands of people are actively using the service.

We now own 48% of ALL IPO PLC (www.allipo.com) following the transaction announced last November. The first stage in getting ALL IPO operational was to receive approval from the FSA which we announced during August 2005. Its

business has now started, with ALL IPO successfully completing its first IPO through the system. Although a small transaction, this allowed ALL IPO to prove the concept and ensure all its systems were in place and working successfully. ALL IPO has also recently received approval to passport its services into 11 European countries and, once established, I believe this will be a very active part of the group.

ADVFN Japan was formed during the year and following the raising of Y501,000,00C for initial working capital, we now own just over 29% of the new business givinc a derived value of over #10M for the whole or #3M for our share. ADVFN Japan now has a very impressive list of shareholders based in Japan and I hope this will soon lead to some interesting announcements.

During the past year the staff at ADVFN has grown allowing us to develop more and better products which I trust our users have been able to benefit from. I would like to thank the whole ADVFN team for their hard work and effort.

Michael J Hodges
Chairman
10 October 2005

Managing Director's Review

Operating Review

Net profits after tax for the year were #1.01M compared to a loss last year of #254K as restated on turnover up 12% at #3.3M. We also have our first full year's earnings per share of 0.23p compared to last year's loss of 0.06p per share. Our EBITDA has continued its growth up by 21% to #678K from last year's #560K, as can be seen from the table below:

EBITDA - Earnings before interest, tax, depreciation, amortisation and exceptior

Profit / (loss) before tax - per accounts

Amortisation
Depreciation
Exceptional item - Impairment
Exceptional item - profit on sale of subsidiary
Net interest

EBITDA

Our results have been helped by the exceptional profit gained on the sale of a subsidiary in connection with the launch of ALL IPO PLC and have been partly offset by the exceptional loss of #1.03M arising from an impairment review where we have prudently decided to write off a significant amount of our website development costs which leaves our balance sheet in good shape going forward.

These results are very encouraging, especially considering the continued investment we have made in growing our platform and our brand across many more international markets. We are also very pleased with the continuing growth in our user numbers - up 46% from 370,000 at June 2004 to over 540,000 at June 2005.

During the year we have strengthened our platform and position as Europe's leading stocks and shares website and are now also working to establish ourselves in many new markets. We have a joint venture business firmly established in Japan to exploit opportunities in the Japanese and Korean markets and this business has already independently raised #2.5M to finance its future growth. We are currently finalising a joint venture for the Brazilian market and are in negotiations for similar ventures in other areas.

Current Trading

Since June our user base has continued to expand and has already grown from 540,000 to over 580,000.
Much of our turnover is long-term business, be it subscriptions or advertising. This profile gives us a solid and dependable base on which to grow. Advertising continues to perform well and subscriptions continue to develop along expected lines. The company is at full strength and staffed to grow and many of our overheads are focused on projects which will drive ADVFN forward in the coming periods.

Prospects

It is pleasing to note that our performance is not a function of past investments, but has been achieved against a background of record investment in ADVFN's future. The past year has seen a significant investment of time, effort and resources in ADVFN's future; both in expanding ADVFN's core offering and in acquiring or creating additional properties and interests which are complementary.

Our expectations are that we will continue to grow along the lines of past performance and that we will increasingly stand to benefit from upside potential from opportunities we are creating both in new content and market expansion. While we are enjoying exciting developments, we continue to be careful incrementalists and as such have no plans for any high cost forays into uncharted territory.

We look forward to the next 12-18 months with optimism as we believe ADVFN is now well placed to build upon the strong base it has created and expect it will be a most eventful period for the company.

Clement Chambers
Managing Director
10 October 2005

Consolidated Profit and Loss Account
for the year ended 30 June 2005

	Note	2005 #'000	2005 #'000	2004 #'000 as restated	2004 #'000 as restated
Turnover			3,303		2,951
Cost of sales			(182)		(128)

Gross profit		3,121		2,823
Administrative expenses				
Exceptional item - impairment loss	(1,027)		-	
Other administrative expenses	(3,252)		(3,144)	
Total administrative expenses		(4,279)		(3,144)
Operating loss		(1,158)		(321)
Exceptional item: Profit on disposal of subsidiary		2,202		-
Share of operating losses of associate		(72)		-
Profit on sale of investments		-		48
		972		(273)
Net interest		29		12
Profit/(loss) on ordinary activities before taxation		1,001		(261)
Tax on profit/(loss) on ordinary activities		11		7
Profit/(loss) on ordinary activities after taxation		1,012		(254)
Earnings/(loss) per ordinary share	2			
Basic		0.23p		(0.06p)
Fully diluted		0.22p		-

All operations are continuing.

Statement of Total Recognised Gains and Losses

	2005 #'000	2004 #'000
Profit/(loss) for the financial year	1,012	(254)
Prior year adjustment	(273)	-
Total gains and losses recognised since last financial statements	728	(254)

Balance Sheets
at 30 June 2005

	Note	Group 2005 #'000	Company 2005 #'000	Group and company 2004 #'000 as restated
Fixed assets				
Intangible assets		281	281	541
Tangible assets		1,180	820	1,139
Investments		2,150	20	-
		3,611	1,121	1,680
Current assets				
Debtors		655	1,049	544
Investments		13	13	-
Cash at bank and in hand		1,824	1,790	530
		2,492	2,852	1,074
Creditors: amounts falling due within one year		(974)	(974)	(667)
Net current assets		1,518	1,878	407
Total assets less current liabilities		5,129	2,999	2,087
Creditors: amounts falling due after one year		(12)	(12)	-
		5,117	2,987	2,087
Capital and reserves				
Called up share capital		4,618	4,618	4,070
Share premium account		5,403	5,403	3,933
Profit and loss account		(4,904)	(7,034)	(5,916)
Shareholders' funds - equity	3	5,117	2,987	2,087

The financial statements were approved by the Board of Directors on 10 October 2005.

Consolidated Cash Flow Statement
for the year ended 30 June 2005

	Notes	2005 #'000	2004 #'000 as restated
Net cash inflow from operating activities	4	951	414
Returns on investment and servicing of finance			
Interest received		48	13
Interest paid		(19)	(1)
		29	12
Taxation		-	311

Capital expenditure			
Payments to acquire tangible fixed assets		(1,666)	(956)
Payments to acquire investments		(33)	-
Proceeds from disposal of fixed asset investment		-	110
		(1,699)	(846)
Net cash outflow before financing		(719)	(109)
Financing			
Issue of ordinary share capital		2,139	18
Share issue costs		(121)	-
Capital element of finance leases and hire purchase contracts repaid		(5)	-
Net cash inflow from financing		2,013	18
Increase/(decrease) in cash	5,6	1,294	(91)

Notes for the year ended 30 June 2005

1. General

The financial information herein does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

The financial information has been extracted from the group's 2005 statutory financial statements upon which the auditors reported on 10 October 2005. Their opinion is unqualified and does not include any statement under section 237 of the Companies Act 1985. The accounts have been prepared in accordance with applicable accounting standards and under the historical cost convention.

Copies of the annual report are being posted to shareholders and copies will be available from the company's registered office at 642a Lea Bridge Road, Leyton, London, E10 6AP.

2. Earnings/(loss) per ordinary share

The calculation of the basic earnings or loss per share is based on the earnings attributable to ordinary shareholders divided by the weighted average numbers of shares in issue during the year.

The calculation of diluted earnings per share is based on the basic earnings per share, adjusted to allow for the issue of shares and the post tax effect of dividends and/or interest, on the assumed conversion of all dilutive options and other dilutive potential ordinary shares.

Reconciliations of earnings and weighted average number of shares used in the calculation are set out below.

	2005			2004	
Profit	Number of shares	Earnings per share	Loss	Number of shares	Loss per share
#'000	'000	p	#'000	'000	p

				as restated		as restatec
Profit/(loss) for the year	1,012			(254)		
Weighted average number of shares		439,932			406,304	
Basic earnings/(loss) per share			0.23p			(0.06p)
Number of shares under option		45,478			-	
Number of shares that would have been issued at average market value		(20,096)			-	
Diluted earning/(loss) per share	1,012	465,314	0.22p	(254)	406,304	(0.06p)

3. Reconciliation of movements in shareholders' funds

	2005 #'000	2005 #'000	2004 #'000 as restated	2004 #'000 as restated
Profit/(loss) for the financial year		1,012		(254)
Net receipts from issues of shares		2,018		18
Net increase/(decrease) in shareholders' funds		3,030		(236)
Shareholders funds - a previously stated	2,360		2,421	
Prior year adjustment	(273)		(98)	
Shareholders' funds at 1 July 2004 - as restated		2,087		2,323
Shareholders' funds at 30 June 2005		5,117		2,087

4. Reconciliation of operating loss to net cash inflow from operating activities

	2005 #'000	2004 #'000 as restated
Operating loss	(1,158)	(321)
Exceptional item - impairment loss	1,027	-
Amortisation	260	260
Depreciation	621	573
Increase in debtors	(100)	(138)
Increase in creditors	301	40
Net cash inflow from operating activities	951	414

5. Reconciliation of net cash flow to movement in net funds

	2005 #'000	2004 #'000
Increase/(decrease) in cash for the year	1,294	(91)
Inception of new finance leases and hire purchase agreements	(23)	-
Cash outflow from capital repayments of hire purchase agreements	5	-
Movement in net funds in the year	1,276	(91)
Net funds at 1 July 2004	530	621
Net funds at 30 June 2005	1,806	530

6. Analysis of movements in net funds

	At 1 July 2004 #'000	Cash flow #'000	Non-cash items #'000	At 30 June 2005 #'000
Cash in hand and at bank	530	1,294	-	1,824
Finance leases and hire purchase agreements	-	5	(23)	(18)
	530	1,299	(23)	1,806

This information is provided by RNS
The company news service from the London Stock Exchange

END
FR GUGGPUUPAGMU

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Investor Relations ADVFN plc Announcement

Date: **2005-10-11 03:32:24**

Source: **AFX**

Title: **ADVFN swings to FY pretax profit as sales, use numbers rise**

LONDON (AFX) - ADVFN PLC swung into a full-year pretax profit while sale were up at 3.3 mln stg from 2.95 mln and user numbers continue to rise.

The stocks and shares website operator reported a pretax profit of 1 mln stg in the year to June 30, compared with a loss of 254,000 stg a year earlier.

ADVFN user numbers at the end of June were up 46 pct over the same time a year earlier, at over 540,000 from 370,000. Total user numbers across all group media properties were up up 159 pct at 960,000, against 370,000, and further increased to over 1.2 mln to date, it said.

Managing director Clement Chambers said: "Opportunities are becoming available to us across a broad spectrum and we believe we are in a new phase of development which will see ADVFN capitalise on its platforms and go from strength to strength over the next 12 - 18 months."

ADVFN expects to continue to grow along the lines of past performance and that it will increasingly stand to benefit from upside potential from opportunities it is creating both in new content and market expansion.

newsdesk@afxnews.com
lam

Investor Relations ADVFN plc Announcement

Date: 2005-11-21 02:30:05
Source: UK Regulatory (RNS and others)
Title: Acquisition

RNS Number:3818U
ADVFN PLC
21 November 2005

News release

Under embargo until 7.30am Monday, November 21, 2005

ADVFN plc ("ADVFN" or the "Company")

Proposed acquisition of Equity Holdings Limited

ADVFN is pleased to announce that it has agreed terms, subject to contract and inter alia FSA approval of the proposed change of control, with the board of Equity Holdings Limited ("EH") for the purchase of the entire issued share capital of EH for an aggregate consideration of up to #1,500,000 to be satisfied by a payment at completion of #500,000 in cash and ADVFN new ordinary shares and a deferred consideration by reference to the turnover of EH in the three financial periods ending 30 June 2008.

Further announcements as to the timing of completion of the transaction will be made in due course.

Clem Chambers, CEO ADVFN, said "Equity Development is a well respected brand in the equity research segment. Equity Development's regulated offering and ADVFN's broad distribution fit well together and should offer significant opportunities for both platforms."

Brian Basham, Chairman of Equity Holdings, said:

"It is eight years since Equity Development was established. It was an idea ahead of its time, but the concept of issuer-financed research is now firmly established and welcomed by the investment community. Equity Development has now developed a brand that is widely recognised for quality and objectivity. We look forward to working with ADVFN to further expand Equity Development."

NOTES TO EDITORS

For further press information, please contact: Francesca De Franco on 020 7070 0932 E-mail francescad@advfn.com

About ADVFN

ADVFN (www.advfn.com) is Europe's number one stocks and shares Web site. With full real-time coverage of the London Stock Exchange, the euronext-liffe, OFEX, NASDAQ, Amex and NYSE, including FTSE, Dow and S&P indices, ADVFN provides professional quality information to the person on the street.

ADVFN was established in the last quarter of 1999 and floated on AIM in March 2000. It now has over 550,000 registered users who generate in excess of 38 million page impressions a month.

We currently cover the following areas in the UK, France and America:

* Free real-time prices from the London Stock Exchange
* EURONEXT-LIFFE
* EURONEXT - Paris, Brussels and Amsterdam
* NASDAQ
* NYSE
* AMEX
* CBOT
* OFEX
* FOREX
* GTIS FOREX
* NYMEX
* COMEX
* Chicago Mercantile Exchange (CME)
* Kansas Board of Trade
* OneChicago
* Russian stocks and indices
* Canadian stocks, indices, options and derivatives
* German stocks and indices - Xetra
* Irish stocks and indices
* Mexican Exchange
* Chilean Exchange
* Greek stocks and indices
* Singapore stocks and indices
* Helsinki Stock Exchange
* Stockholm Stock Exchange
* Copenhagen Stock Exchange
* Warsaw Stock Exchange
* Swiss Indices
* Johannesburg Stock Exchange and indices
* Level 2 data
* Comprehensive fundamental data
* Streaming stock charts, historic and intraday
* CREST stock loan data
* Portfolios
* RNS and AFX news
* UK's busiest financial bulletin boards
* Historical data downloads
* Stock monitors and filters
* Covered Warrants
* Trading signals
* Investor Relations Web site solutions
* PDA service
* SMS stock quote service
* Headlines - news headline and archive search

END
ACQBPBATMMABBLA

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Investor Relations ADVFN plc Announcement

Date: 2005-11-21 04:14:27

Source: AFX

Title: ADVFN to buy researcher Equity Holdings for up to 1.5 mln stg

LONDON (AFX) - Stocks and shares website ADVFN PLC said it proposes to acquire Equity Holdings Ltd for up to 1.5 mln stg in cash and shares.

ADVFN chief executive Clem Chambers said Equity Development is a well respected brand in the equity research segment.

"Equity Development's regulated offering and ADVFN's broad distribution fit well together and should offer significant opportunities for both platforms."

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Investor Relations ADVFN plc Announcement

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Date: **2005-12-06 07:30:05**
Source: **UK Regulatory (RNS and others)**
Title: **AGM Statement**

RNS Number:2062V
ADVFN PLC
06 December 2005

6 December 2005

ADVFN AGM statement

At the Company's AGM held earlier today on 6th December, the Managing Director of ADVFN, Clem Chambers, made the following statement:

"2005 has been an exciting year which has seen a significant transformation of ADVFN. While the ADVFN financial website retains its leading position in the UK and Europe, it has broadened its offering and its reach with a series of developments ranging from the inclusion of a wide variety of data to the creation of joint ventures in Japan and Brazil.

ADVFN Japan, which has raised funding of 500,000,000 yen, is a significant opportunity and a good example of the value of below-the-line developments that we believe will begin to impact in the calendar year 2006. Additionally All IPO, Cupidbay and Fotothing have all added significantly to the intrinsic value of the company.

As a group ADVFN is now generating more than 1,000,000 registrations a year; more than 300% growth on 2004 levels. This makes the company a significant aggregator of audience, a key metric in the blossoming Web 2.0 paradigm.

With progress on all fronts we see 2006 as being a very important year for ADVFN and we are looking forward to pressing home the advantages we have been carefully building"

END

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Investor Relations ADVFN plc Announcement

Date: **2005-12-06 07:57:18**

Source: **AFX**

Title: **ADVFN generating more than 1 mln registrations a year, up 300 pct on 2004**

LONDON (AFX) - ADVFN PLC is generating more than 1 mln registrations a y a 300-pct jump on 2004, managing director Clem Chambers said at the financial information provider's annual general meeting.

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Investor Relations ADVFN plc Announcement

Date: **2006-01-25 02:30:08**

Source: **UK Regulatory (RNS and others)**

Title: **Additional Listing**

RNS Number:3950X
ADVFN PLC
25 January 2006

ADVFN PLC
25th January 2006

Embargoed until 7.30am, 25th January 2006

ADVFN PLC ("ADVFN " or the "Company")

Placing of New Ordinary Shares

ADVFN announces that it has conditionally placed a total of 7,894,737 new ordinary shares of 1p each ("New Ordinary Shares") at 3.8p pence per share, raising #300,000 before expenses for the Company.

The net proceeds of the Placing will be used to fund part of the purchase and acquisition costs involved in the purchase of Equity Holdings Ltd and is a result of institutional demand.

The Placing is conditional on admission of the New Ordinary Shares to trading on AIM ("Admission"). Admission is expected to become effective and dealings are expected to commence on 30 January 2006

When issued, the new shares will rank pari passu in all respects with the Company's existing ordinary shares. Following the placing, ADVFN will have a total of 469,692,357 ordinary shares in issue.

For more details please contact:

Clement Chambers
CEO, ADVFN Plc
020 7070 0948
clemc@advfn.com

Francesca de Franco
PR, ADVFN Plc
020 7070 0932
francescad@advfn.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

Date: 2006-01-25 03:59:18

Source: AFX

Title: **ADVFN raises 300,000 stg via 3.8p/share placing**

LONDON (AFX) - ADVFN PLC, the financial information provider, said it ra 300,000 stg before expenses through a placing of around 7.89 mln new shares at 3.8 pence each.

The company said the placing is the result of institutional demand and addec that it will use the proceeds to fund the acquisition of Equity Holdings Ltd.

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ak

Investor Relations ADVFN plc Announcement

Date: 2006-02-01 02:30:10

Source: UK Regulatory (RNS and others)

Title: Acquisition

RNS Number:7257X
ADVFN PLC
01 February 2006

News release

1st February, 2006

ADVFN PLC acquires Equity Holdings Limited

ADVFN PLC is pleased to announce that it has completed the acquisition of Equity Holdings Limited (EH) for an aggregate consideration of up to #1,500,000 to be satisfied by an initial payment of #500,000 at completion in cash and ADVFN PLC new ordinary shares, plus a deferred consideration set by reference to the turnover of EH in the three financial years ending 30 June 2008. We have also received FSA approval for the change of control of the board of Equity Holdings Limited. Application has been made for 7,488,108 new Ordinary Shares to be admitted to trading on AIM and it is anticipated that dealings shall commence on 6th February 2006.

The deferred payments are based on turnover milestones being achieved for the years ending June 06, 07 and 08. These payments are in a range from nil to #332,000 a year and will become payable through the issue of Ordinary Shares in ADVFN PLC, depending upon the achievement of business goals by Equity Holdings for the years ending June 06, 07 and 08.

Equity Holdings Limited is the owner of the well known research brand Equity Development which is the City's leading regulated provider of company sponsored research. It has produced analysis on well over 100 companies ranging in size from established 'giants', such as BP, to young companies embarking on a quoted existence via Ofex. ED has just helped a resources client raise #30m from institutions in the UK.

Brian Basham, Chairman of Equity Holdings Limited and founder of the company in

1997, said: "This is an opportunity to take EH onto the next stage of its development. Pioneering change is never easy, but when it works, it is hugely satisfying. We are pleased to have demonstrated that there is a place in the complex world of the City for company-sponsored research that sets out to explain companies in depth and detail. The challenge has been to stick to our guns and remain objective. Institutional acceptance is the best demonstration of our success. ADVFN are proven leaders in their own field of expertise and will be excellent partners to work with us in expanding on the reputation we have nurtured for our clients' benefit."

Clem Chambers, CEO of ADVFN said: "The Equity Development brand and product will be a great addition to the ADVFN stable of content. The private investor can never have too much quality research and with the plethora of companies on the market there has never been a more pressing need for companies to be covered by incisive analysis. We look forward to increasing the reach of Equity Holdings' work and expect everyone; ADVFN users, investors and listed companies to benefit."

- Ends -

NOTES TO EDITORS

For further press information, please contact: Francesca De Franco on 020 7070 0932 E-mail francescad@advfn.com

About ADVFN

ADVFN (www.advfn.com) is Europe's number one stocks and shares Web site. With

full real-time coverage of the London Stock Exchange, the euronext-liffe, OFEX, NASDAQ, Amex and NYSE, including FTSE, Dow and S&P indices, ADVFN provides professional quality information to the person on the street.

ADVFN was established in the last quarter of 1999 and floated on AIM in March

2000. It now has over 650,000 registered users who generate in excess of 38 million page impressions a month.

We currently cover the following areas in the UK, France and America:

* Free real-time prices from the London Stock Exchange
* EURONEXT-LIFFE
* EURONEXT - Paris, Brussels and Amsterdam
* NASDAQ
* NYSE
* AMEX
* CBOT
* OFEX
* FOREX
* GTIS FOREX
* NYMEX
* COMEX
* Chicago Mercantile Exchange (CME)
* Kansas Board of Trade
* OneChicago
* Russian stocks and indices
* Canadian stocks, indices, options and derivatives
* German stocks and indices - Xetra
* Irish stocks and indices
* Mexican Exchange
* Chilean Exchange
* Greek stocks and indices
* Singapore stocks and indices
* Helsinki Stock Exchange
* Stockholm Stock Exchange
* Copenhagen Stock Exchange
* Warsaw Stock Exchange
* Swiss Indices

* Johannesburg Stock Exchange and indices

* Level 2 data

* Comprehensive fundamental data

* Streaming stock charts, historic and intraday

* CREST stock loan data

* Portfolios

* RNS and AFX news

* UK's busiest financial bulletin boards

* Historical data downloads

* Stock monitors and filters

* Covered Warrants

* Trading signals

* Investor Relations Web site solutions

* PDA service

* SMS stock quote service

* Headlines - news headline and archive search

For more information please contact:

Clement Chambers
CEO, ADVFN Plc
020 7070 0948
clemc@advfn.com

Francesca de Franco
PR, ADVFN Plc
020 7070 0932
francescad@advfn.com

END

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Investor Relations ADVFN plc Announcement

Date: 2006-02-02 06:22:57

Source: AFX

Title: **ADVFN financial website launches online poker club**

LONDON (AFX) - Financial website ADVFN PLC said it launched an online pc room for the 650,000 registered users of its stocks and shares information website.

The company said it has teamed up with Inside Gaming to offer a variety of poker types and tables, with stakes ranging from 25 cents to 400 usd.

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Investor Relations ADVFN plc Announcement

Date: 2006-02-09 10:25:44
Source: UK Regulatory (RNS and others)
Title: Holding(s) in Company

RNS Number:1991Y
ADVFN PLC
09 February 2006

News release

February 9, 2006

ADVFN PLC (ADVFN)

On 8th February 2006, ADVFN received notification that azemos partner ag through its Hornet Opportunity L/S Equity Fund now holds 14.495 million ordinary shares in the company, equivalent to 3.038 per cent of ADVFN's issued share capital.

For further press information, please contact: Francesca De Franco on 020 7070 0932 E-mail francescad@advfn.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

Date: 2006-02-16 02:30:11

Source: UK Regulatory (RNS and others)

Title: Re Joint Venture

RNS Number:4905Y
ALL IPO PLC
16 February 2006

News Release

February 16, 2006

All IPO announces Japanese joint venture company
- to bring local and global IPOs to Japanese retail investors -

All IPO PLC and Creative Link Corporation of Japan have joined forces to form All IPO Japan.

All IPO, the online IPO platform for retail investors, is pleased to announce that it has signed heads of agreement for the formation of a joint venture company with Creative Link Corporation of Japan.

The joint venture company will be based in Tokyo and will operate the All IPO platform in Japan. These services will be aimed at the local Japanese market and will provide local and global IPOs to investors by utilising All IPO's technology platforms.

During the start-up phase of the joint venture, All IPO will be responsible for the technical aspects of the launch, while Creative Link will be responsible for regulatory permission, local marketing, customer support and finance of the operation.

Clem Chambers CEO of All IPO commented: "We are delighted to be moving ahead with the All IPO Japan project. Japan is an exciting market and Creative Link are strong and proven partners for this development."

- Ends -

NOTES TO EDITORS

For further press information, please contact: Francesca De Franco on 020 7070 0932 E-mail francesca@allipo.com

About Creative Link

Creative Link Corporation is a Tokyo-based internet company that has incubated, grown and spun off many services since its founding in 1985.

As the online media asset representative and technology partner for Agence France Presse in Japan, CLC localizes and delivers AFP's content in real time via all the major cellphone companies. A broadband service will be announced shortly.

CLC is working with ADVFN PLC and is a partner in ADVFN Japan.

CLC provides consulting and market entry services to many companies both inside and outside Japan.

CLC is backed by some of the largest companies in Japan. Its shareholders

include:

ITOCHU Corporation
BANDAI Networks Co, Ltd
NTT DATA Corporation
Bellsystems24 Inc

About All IPO

All IPO (www.allipo.com) provides a fully electronic end to end solution to brokers and issuers who wish to raise funds by approaching retail investors.

All IPO offers a fully automated platform for retail investors to take part in IPOs. Retail investors, who have registered with All IPO, are also able to sign up to receive email news alerts of upcoming IPO activity. Once an on-line money laundering check is passed, registered members are able to view public prospectuses on-line and then apply and pay for their subscription.

Membership to All IPO is free. To sign up visit www.allipo.com and click "Sign up now".

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

Date: 2006-03-28 01:35:47
Source: UK Regulatory (RNS and others)
Title: Interim Results

RNS Number:4366A
ADVFN PLC
28 March 2006

Embargoed for release until 7.30 a.m. 28th March 2006

ADVFN PLC
('ADVFN' or 'the Company')

Unaudited Interim Results for the Six Months Ended 31 December 2005

ADVFN, Europe's leading stocks and shares website, today announces its unauditec interim results for the six months ended 31 December 2005.

Highlights:

* Turnover up 21% to #1.82M (2004 : #1.5M)
* ADVFN user numbers up over 37% to 620K (2004 : 450K)
* Total group user numbers up over 41% to 1.7M at the report date compared tc 1.2M at the annual report date of 10 October 2005
* Growth in subscriber numbers accelerating since the period-end

Clem Chambers, Managing Director of ADVFN commented:

"ADVFN is experiencing an exciting phase of growth that promises much for 2006. The six months up to the 31st of December 2005 has been another period of solid progress. We have been investing heavily in calendar year 2005 and the results reflect this and are the driver of current levels of growth. The ADVFN site's revenue has remained consistent and growing, while CupidBay is now contributing as its early monetization phase begins to gain traction. The potential for CupidBay is most encouraging. Our international developments are moving on at a good pace. We are in the advanced stages with the Japanese, Brazilian and Germar sites, have launched the Italian site and the US and French sites are continuinç

to grow. Traffic and subscription levels are at all time highs. We are confident that the next 12 months will be particularly strong."

ADVFN PLC

Chairman's Statement

The past 12 months have seen us continue to build and invest in the future of the company. This has resulted in a 37% increase in users and a 21% increase in turnover. We have done this by creating new versions of the ADVFN website aimed at different world markets. We are the number one stocks and shares website in the UK, and in fact Europe; a status which has been achieved solely by working on an English version of the site. During the past 12 months we have created a new part of ADVFN that is working to internationalise the site. We now have a new ADVFN French site and an Italian site and also have Japanese, Brazilian and German sites in test. This will give us the opportunity to bring ADVFN to a much larger market; one that is not based around the English language.

During the year we also started ADVFN Japan our Joint Venture based in Tokyo. This Joint Venture raised $5M in the local market to allow it to develop our Japanese site which is in open Alpha testing and the feedback so far is very positive. I hope that when launched we will see great interest as ADVFN is unique in Japan. Working in Japan has allowed us to meet many exciting and interesting people throughout Asia which could lead to similar ventures in other parts of the continent.

In the UK we completed a platform revision which has increased the stability of our service significantly. In fact, since the period end, one of our collocation data centres caught fire but we were able to keep the site up and running using one of our other collocation sites without any downtime. Building this type of infrastructure is not only expensive it also takes time and the right people to do it. I have always thanked our staff for their hard work in helping us to create ADVFN but now we have moved beyond creating and into building a system that is more stable and more flexible than we could have ever imagined when we first started ADVFN and for that I would like to once again thank all our staff.

Adding more content to ADVFN has given our sales team more advertising inventory to sell and that is exactly what they are doing with great success. We have a great advertising sales team which has increased in size over the last 12 months. Their hard work coupled with the ever-increasing value of the ADVFN brand has resulted in an advertising platform that is continuing to grow month on month. Many of our advertising slots/areas sell out some months in advance. This is because our sales team work directly with the advertisers to make sure we get the results they require, which means extremely high levels of customer retention.

Since the year-end all the above has continued as you would expect but at an increased pace. In February we announced the purchase of Equity Development Ltd which is a valuable addition to the group. Equity Development produces very high quality sponsored research notes on companies either already listed or those wishing to come to the market. This research is used and very well respected throughout the UK financial sector. I would like to take this opportunity to welcome all of the Equity Development team to ADVFN and I am sure they will enjoy being part of the group as we start to mix our ideas and plans with

theirs.

Michael J Hodges
Chairman
28th March 2006

Managing Director's Review

Operating Review

I am pleased to present a positive set of results which show a 21% increase in turnover to #1.82M compared to the same period last year. This has been achievec due to an increase in our user numbers of over 37% to 620,000 at the period end.

We have continued with our previous policy of introducing new stock markets and other data to our site. Since our last results we have expanded our offerings tc include market data from several new countries.

Current Trading

Since the period end I am very pleased to report that our user base has continued to expand further and the growth in user numbers has started to accelerate more strongly.

We are continuing with negotiations for most of the remaining major stock markets around the world and expect to bring more on-line in due course. We are making solid progress in the United States and expect that trend to continue. Our joint venture in Japan is progressing well and we plan to use this as a blueprint in other territories.

During the period CupidBay has continued to expand its user numbers and is now starting to generate meaningful revenue which we expect to become more significant over the coming year. Fotothing has also expanded during the year and increased its user base. We hope to move this business forward over the coming year into a position where it can start to generate revenues for the group.

ALL IPO has gained its FSA regulation and is running ahead of plan. It has established itself as a solid and viable platform for new issues and is looking to 2006 as the year that it builds its position in the City as a default fixture for IPOs; with the recent news of more potential privatisations auguring well.

The expansion of our user base is not limited to just Advfn, and I am pleased tc report that our total group user numbers up are up in excess of 41% to 1.7M at the report date compared to 1.2M at the annual report date of 10 October 2005.

Prospects

So far 2006 has been very positive and leads us to be very optimistic about the prospects for the year ahead. Growth has accelerated since the new year which is most encouraging. We will continue to execute on our plans, which long-term shareholders will recognise as relatively unchanged over the last few years. We

believe these are now bearing fruit and that the coming period is very promising.

Clem Chambers
Managing Director
28th March 2006

ADVFN PLC
Consolidated Profit and Loss Accounts
for the six months ended 31 December 2005

	Six months ended 31 December 2005 Unaudited #'000	Six months ended 31 December 2004 Unaudited #'000	Year endec 30 June 2005 Auditec #'00C
Turnover	1,816	1,503	3,30:
Cost of sales	(91)	(87)	(182)
Gross profit	1,725	1,416	3,121
Administrative expenses			
Exceptional item - impairment loss	-	-	(1,027)
Other administrative expenses	(2,417)	(1,303)	(3,252)
Total administrative expenses	(2,417)	(1,303)	(4,279)
Operating (loss)/profit	(692)	113	(1,158)
Share of operating losses of associates	(132)	(5)	(72)
Exceptional item : profit on sale of subsidiary	723	2,239	2,202
	(101)	2,347	972
Net interest	21	9	29
(Loss)/profit on ordinary activities before taxation	(80)	2,356	1,001
Tax on (loss)/profit on ordinary activities	-	-	11
(Loss)/profit on ordinary activities after taxation	(80)	2,356	1,012
(Loss)/earnings per ordinary share	(0.017p)	0.56p	0.23p

There were no recognised gains or losses other than the result for the financial

period.

ADVFN PLC
Consolidated Balance Sheets
at 31 December 2005

	31 December 2005 Unaudited #'000	31 December 2004 Unaudited #'000	30 June 2005 Auditec #'00C
Fixed Assets			
Intangible assets	152	412	281
Tangible assets	1,519	2,195	1,18C
Investments	2,741	2,234	2,15C
	4,412	4,841	3,611
Current Assets			
Debtors	556	493	65
Investments	28	-	1
Cash at bank and in hand	1,061	2,100	1,824
	1,645	2,593	2,49
Creditors: amounts falling due within one year	(1,010)	(712)	(974)
Net current assets	635	1,881	1,51
Total assets less current liabilities	5,047	6,722	5,12
Creditors: amounts falling due after one year	-	-	(12)
Net assets	5,047	6,722	5,11
Capital and Reserves			
Called up share capital	4,621	4,609	4,61
Share premium account	5,410	5,400	5,40
Profit and loss account	(4,984)	(3,287)	(4,904)
Shareholders' funds - equity	5,047	6,722	5,11

ADVFN PLC
Consolidated Cash Flow Statements
for the six months ended 31 December 2005

	Six months ended 31 December	Six months ended 31 December	Yea ende 30 June

	2005 Unaudited #'000	2004 Unaudited #'000	2005 Audited #'000
Net cash inflow from operating activities	(136)	717	951
Returns on investment and servicing of finance			
Interest received	21	10	48
Interest paid	-	(1)	(19)
	21	9	29
Taxation	-	-	311
Capital expenditure			
Payments to acquire tangible fixed assets	(636)	(1,152)	(1,666)
Payments to acquire investments	-	-	(33)
	(636)	(1,152)	(1,699)
Net cash outflow before financing	(751)	(426)	(719)
Financing			
Issue of ordinary share capital	10	2,117	2,139
Share issue costs	-	(121)	(121)
Capital element of finance leases repaid	(7)	-	(5)
Net cash inflow from financing	3	1,996	(2,013)
(Decrease)/Increase in cash	(748)	1,570	1,294

ADVFN PLC
Notes to the interim statement
for the six months ended 31 December 2005

1. (Loss)/earnings per ordinary share

		Six months ended 31 December 2005	Six months ended 31 December 2004	Year ended 30 June 2005
(Loss)/profit for the period	#'000	(80)	2,356	1,012
Weighted average number of shares	'000	461,229	418,652	439,932
(Loss)/earnings per share	P	(0.017p)	0.56p	0.23p

2. The directors do not recommend the payment of a dividend.

3. The financial information contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2005 is extracted from the audited financial statements for that period on which

the auditors gave an unqualified report. A copy of those financial statements has been filed with the Registrar of Companies.

4. Copies of this statement are being posted to shareholders shortly and will be available from the company's registered office at 642a Lea Bridge Road, Leyton, London, E10 6AP.

END

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Investor Relations ADVFN plc Announcement

Date: **2006-03-28 04:30:02**

Source: **AFX**

Title: **ADVFN H1 slips into loss; says 2006 has been very positive**

LONDON (AFX) - Financial information provider, ADVFN PLC said its first pretax slipped into the red, but said so far, 2006 has been very positive, leading the company to be "very optimistic" about prospects for the year ahead.

In a statement, the company said its total group user numbers grew by 41 pct in the first half, and has continued to expand further, with growth in user numbers starting to accelerate more strongly.

ADVFN said it is continuing talks with most of the remaining major stock markets around the world and expects to bring more on-line in due course.

"We are making solid progress in the US and expect that trend to continue," managing director Clem Chambers said.

The company said its Japanese joint-venture is progressing well and it plans to use this as a blueprint in other territories.

ALL IPO has gained FSA regulation and is running ahead of plan.

In the six months to December, sales came in at 1.816 mln stg from 1.503 mln while pretax loss was 80,000 compared with a profit of 2.356 mln the year before.

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Investor Relations ADVFN plc Announcement

Date: 2006-03-30 01:30:10
Source: UK Regulatory (RNS and others)
Title: Statement re CupidBay.com

RNS Number:6199A
ADVFN PLC
30 March 2006

News Release

March 30, 2006

CupidBay.com surpasses one million users mark

- dating website enjoys record traffic levels -

ADVFN is pleased to announce that CupidBay has passed the million user milestone.

CupidBay (www.cupidbay.com) is seeing exceptional growth, with page impressions currently standing at 45 million a month and traffic increasing by almost 70% ir just four months. With registered users breaking the one million mark and over 900,000 unique users a month the site has become increasingly attractive to advertisers.

In recent months CupidBay has added a host of features to the site, in addition to its existing core and subscription services, including; video profiling, interactive voting and message forums.

"The continued acceleration in growth underlines this internet property as a great asset to the ADVFN group and one that holds great promise. These landmark figures and user levels emphasise the revenue potential of the CupidBay site," said Clem Chambers, CEO of ADVFN.

- Ends -

NOTES TO EDITOR

About Cupid Bay

CupidBay.com (www.cupidbay.com) is an international friendship and dating Website. It is one of the few sites, which allows users to create detailed profiles, take advantage of the advanced matchmaking facility, send and receive unlimited messages and chat in real-time for free. It launched its first premium service in November 2004.

CupidBay.com currently has 1 million plus users from over 200 different countries. It receives over 45 million page impressions a month and currently has in excess of 900,000 monthly unique visitors.

For further details, please contact: Francesca De Franco on 020 7070 0932 or at francesca@cupidbay.com.

END

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Investor Relations ADVFN plc Announcement

Date: 2006-03-30 03:46:32

Source: AFX

Title: ADVFN says CupidBay.com passes 1 mln users mark

LONDON (AFX) - ADVFN PLC said CupidBay.com, an international friendship dating website, has passed the million user milestone.

CupidBay is seeing exceptional growth, with page impressions currently standing at 45 million a month and traffic increasing by almost 70 pct in just four months.

With registered users breaking the one million mark and over 900,000 unique users a month the site has become increasingly attractive to advertisers, ADVFN said.

Clem Chambers, CEO of ADVFN said: "The continued acceleration in growth underlines this internet property as a great asset to the ADVFN group and one that holds great promise. These landmark figures and user levels emphasise the revenue potential of the CupidBay site."

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Investor Relations ADVFN plc Announcement

Date: 2006-04-03 02:30:05
Source: UK Regulatory (RNS and others)
Title: Holding(s) in Company

RNS Number:8046A
ADVFN PLC
03 April 2006

News release

April 3, 2006

ADVFN PLC (ADVFN)

Holding in Company

On 30th March 2006, ADVFN received notification that azemos partner ag through its Hornet Opportunity L/S Equity Fund now holds 20.25 million ordinary shares in the company, equivalent to 4.2 per cent of ADVFN's issued share capital.

For further press information, please contact: Francesca De Franco on 020 7070 0932 E-mail francescad@advfn.com

- Ends -

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Investor Relations ADVFN plc Announcement

Date: 2006-04-10 06:29:35
Source: UK Regulatory (RNS and others)
Title: Director/PDMR Shareholding

RNS Number:2788B
ADVFN PLC
10 April 2006

10 April 2006

ADVFN PLC (the "Company")

Dealing by Director

ADVFN PLC (AIM: AFN) announces that on 6 April 2006 options over 2,000,000 ordinary shares of 1p each in the capital of the Company under the Company's share option scheme were exercised by Robert Emmet, a director of the Company.

Details of the options exercised are as follows:

Number of options	Exercise Price
1,000,000	1.75p
1,000,000	1.25p

Following the exercise of these options, on 10 April 2006 Robert Emmet sold 2,175,000 shares at a price of 3.82p per share leaving him with 50,000 ordinary shares in the Company, equivalent to 0.01 per cent of the issued share capital. He also continues to hold options over a further 1,500,000 ordinary shares.

Application will be made for 2,000,000 ordinary shares of 1p in the Company, which will rank pari passu with existing ordinary shares, to be admitted to trading on AIM. The admission is expected to occur on or about 13 April 2006.

ADVFN PLC

END
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Investor Relations ADVFN plc Announcement

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Date: 2006-04-20 10:22:13

Source: UK Regulatory (RNS and others)

Title: Holding(s) in Company

RNS Number:7588B
ADVFN PLC
20 April 2006

April 20th, 2006

ADVFN PLC (ADVFN)

Holding in Company

On 19th April 2006, ADVFN received notification that azemos partner ag through its Hornet Opportunity L/S Equity Fund now holds 25.99 million ordinary shares in the company, equivalent to 5.42 per cent of ADVFN's issued share capital.

For further press information, please contact: Francesca De Franco on 020 7070 0932 E-mail francescad@advfn.com

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Investor Relations ADVFN plc Announcement

Date: 2006-04-24 11:30:09
Source: UK Regulatory (RNS and others)
Title: Issue of Equity

RNS Number:8862B
ADVFN PLC
24 April 2006

April 24, 2006

ADVFN PLC (The "Company")

Exercise of Options

The Company announces that options to subscribe for 300,001 ordinary shares of one pence each in the Company have been exercised, with 216,667 at a price of 1.25p per share and 83,334 at a price of 1.75p per share. These shares have been allotted and application for the shares to be admitted to trading on AIM has been made to the London Stock Exchange. Admission of and dealings in these shares are expected to commence on 27th April 2006.

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Investor Relations ADVFN plc Announcement

Date: **2006-05-04 02:30:06**
Source: **UK Regulatory (RNS and others)**
Title: **Trading Update**

RNS Number:4050C
ADVFN PLC
04 May 2006

4th May 2006

ADVFN PLC ("ADVFN")

Trading update

ADVFN, the UK's leading provider of financial information to private investors, today announces the following trading update.

2006 has proven a good year so far for ADVFN. Due to our international sales expansion and acquisitions ADVFN is pleased to report that its sales are up by 49% for the 1st quarter of 2006 compared to the same period in 2005.

Contact:

Francesca De Franco, ADVFN 020 7070 0932

This information is provided by RNS
The company news service from the London Stock Exchange

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Investor Relations ADVFN plc Announcement

Date: 2006-05-04 03:01:24

Source: AFX

Title: ADVFN Q1 sales up 49 pct yr-on-yr

LONDON (AFX) - ADVFN PLC said its sales in the first quarter are up 49 p year-on-year.

In a trading update, the group, which provides financial information to private investors, said 2006 has proven a good year so far for ADVFN.

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Investor Relations ADVFN plc Announcement

Date: **2006-05-04 03:19:30**

Source: **AFX**

Title: **UK smallcap opening - ADVFN ticks up on trading update**

LONDON (AFX) - ADVFN ticked up 0.42 to 3.97 pence after the provider of financial information to private investors revealed that sales in the first quarter are up 49 pct year-on-year.

In a trading update, the group said 2006 has proven a good year so far for ADVFN.

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Investor Relations ADVFN plc Announcement

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Date: **2006-05-25 02:30:09**

Source: **UK Regulatory (RNS and others)**

Title: **Holding(s) in Company**

RNS Number:5321D
ADVFN PLC
25 May 2006

May 25th, 2006

ADVFN PLC (ADVFN)

Holding in Company

On 24th May 2006, ADVFN received notification that T.L.D. Holdings Ltd. now holds 16 million ordinary shares in the company, equivalent to 3.335 per cent of ADVFN's issued share capital.

For further press information, please contact: Francesca De Franco on 020 7070 0932 E-mail francescad@advfn.com

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Investor Relations ADVFN plc Announcement

Date: 2006-06-06 05:35:05

Source: AFX

Title: **ADVFN launches Italian version of website**

LONDON (AFX) - ADVFN PLC has launched an Italian version of its website www.advfn.it.

ADVFN Italia offers tools and data including: quote, monitor, portfolio, commodities, FOREX, international toplists, news, bulletin boards and global exchanges.

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joy

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Investor Relations ADVFN plc Announcement

Date: **2006-08-14 02:30:04**

Source: **UK Regulatory (RNS and others)**

Title: **Change of Adviser**

RNS Number:5872H
ADVFN PLC
14 August 2006

ADVFN PLC

FOR IMMEDIATE RELEASE August 14, 2006

ADVFN Plc

Appointments of Mirabaud Securities Ltd

and Grant Thornton Corporate Finance

ADVFN PLC announces the appointment of Mirabaud Securities, part of the Mirabauc Group, as Broker and Grant Thornton Corporate Finance as the company's NOMAD, with effect from 11th August 2006.

For further press information, please contact: Francesca De Franco on 020 7070 0932 or E-mail francescad@advfn.com

This information is provided by RNS

The company news service from the London Stock Exchange

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Investor Relations ADVFN plc Announcement

Date: 2006-08-14 10:14:52
Source: UK Regulatory (RNS and others)
Title: Issue of Equity

RNS Number:6359H
ADVFN PLC
14 August 2006

14th August 2006

ADVFN PLC (The "Company")

Exercise of Options

The Company announces that options to subscribe for 83,333 ordinary shares of one pence each in the Company have been exercised at a price of 1.25p per share. These shares have been allotted and application for the shares to be admitted tc trading on AIM has been made to the London Stock Exchange. Admission of and dealings in these shares are expected to commence on 18th August 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

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Investor Relations ADVFN plc Announcement

Date: **2006-09-05 10:35:10**

Source: **UK Regulatory (RNS and others)**

Title: **Acquisition**

RNS Number:5233I
ADVFN PLC
05 September 2006

September 5, 2006

ADVFN plc ("ADVFN" or the "Company")

Acquisition

ADVFN is pleased to announce that it has today entered into an agreement (the ' Acquisition Agreement') for the acquisition of 100 per cent of the issued share capital of InvestorsHub.com Inc and SI Holdings, LLC for a cash consideration of US $3 Million.

InvestorsHub.com Inc and SI Holdings, LLC operate two online investment community websites in the North American market, which have over 58 million combined page views a month. These financial websites are very similar to ADVFN in both content and context and are highly complementary to ADVFN's current business model. Just like ADVFN, InvestorsHub.com and SI Holdings, LLC (Silicon Investor) host large investor communities, providing a robust environment for stock information and investor discussion. In the year ended 30th June 2006, InvestorsHub.com Inc and SI Holdings, LLC recorded aggregate unaudited profits after tax of US $84,000 and had aggregate unaudited net assets of US $184,000.

ADVFN has also today entered into a placing agreement with Mirabaud Securities Limited ('Mirabaud') pursuant to which Mirabaud has agreed to use reasonable endeavours to raise an aggregate of up to #2,945,000 by the issue of up to 98,166,667 new ordinary shares in the capital of the Company at 3p per share. The fund raising is conditional, inter alia, on the Acquisition Agreement becoming unconditional in all respects save for any conditions relating to the placing and admission of the new ordinary shares to trading on AIM. The proceeds of the placing will be used to fund the consideration under the Acquisition Agreement, with the balance to be used for general working capital purposes.

"I am delighted to announce the acquisition of InvestorsHub.com and Silicon Investor. This purchase adds traffic equivalent to the ADVFN website's, already high, current output in one transaction thereby giving our marketing and sales infrastructure exciting scope for growth," said Clem Chambers, CEO of ADVFN.

He continued: "As well as large valuable audiences, InvestorsHub.com and Silicon Investor are two sizeable communities who may benefit from ADVFN's premium subscription packages.

InvestorsHub.com and Silicon Investor give us a platform for revenue and growth in the US and Canada."

Bob Zumbrunnen, President and Chief Executive Officer of InvestorsHub.com, said: "We have had many suitors, but believe ADVFN is the perfect parent company for us. With ADVFN's resources and financial tools, InvestorsHub.com (www.investorshub.com) and Silicon Investor (www.siliconinvestor.com) will soon be part of a great network of financial sites."

Michael Hodges, Chairman of ADVFN, added: "This acquisition delivers what we set out to achieve in the US, bringing us a large audience. With a strong proven team in the US and excellent scope to leverage our skills with premium data we are very optimistic about the coming months."

Enquiries

Francesca De Franco, ADVFN, 020 7070 0932 or email: francescad@advfn.com

Graeme Thom, Grant Thornton, 0870 991 2790

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Investor Relations ADVFN plc Announcement

Date: 2006-09-05 10:54:38

Source: AFX

Title: **ADVFN buys InvestorsHub.com, SI Holdings for 3 mln usd**

LONDON (AFX) - ADVFN PLC said it has agreed to acquire InvestorsHub.com and SI Holdings, LLC for 3 mln usd in cash.

InvestorsHub.com Inc and SI Holdings, LLC operate two online investment community websites in the North American market, which have over 58 mln combinec page views a month.

These financial websites are very similar to ADVFN in both content and context and are highly complementary to ADVFN's current business model, the company added.

ADVFN has also today entered into a placing agreement with Mirabaud Securities Ltd under which Mirabaud has agreed to use reasonable endeavours to raise an aggregate of up to 2.9 mln stg by the issue of up to 98,166,667 new ordinary shares in the company at 3 pence each.

The fund raising is conditional on the acquisition agreement becoming unconditional in all respects. The proceeds of the placing will be used to fund the acquisition, with the balance for general working capital purposes.

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Investor Relations ADVFN plc Announcement

Date: 2006-09-07 06:25:16
Source: UK Regulatory (RNS and others)
Title: Issue of options

RNS Number:6302I
ADVFN PLC
07 September 2006

Issue of options

ADVFN PLC

7th September 2006

ADVFN PLC ("ADVFN" or the "Company")

On the 6th September, the Company approved the grant of options over new Ordinary

shares of 1p ("Ordinary Shares") to the following directors:

NAME	OPTIONS GRANTED	TOTAL OPTIONS HELD
Clement Chambers	1.5 million	11.5 million
Michael Hodges	1.5 million	7.5 million
David Crump	1.5 million	6.5 million
Jonathan Mullins	1.5 million	10.5 million
Ray Negus	1.5 million	6.5 million
Robert Emmet	1.5 million	4.0 million

The options over ordinary shares in the Company were granted at a price of 3.3p and are exercisable up to 6th September 2013.

Enquiries

Francesca De Franco, ADVFN, 020 7070 0932 or email: francescad@advfn.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Investor Relations ADVFN plc Announcement

Date: **2006-09-13 12:09:02**

Source: **UK Regulatory (RNS and others)**

Title: **Issue of Equity**

RNS Number:9248I
ADVFN PLC
13 September 2006

ADVFN PLC

APPLICATION FOR ADMISSION OF SHARES

Further to the announcement made on 5 September 2006, ADVFN plc ("ADVFN" or the "Company") has applied for the admission to trading on AIM of 32,833,333 new ordinary shares of 1p in the capital of the Company (the "Ordinary Shares") on 8 September 2006 and on 11 September 2006, applied for the admission of a further 68,847,466 Ordinary Shares. Admission of the first tranche is expected on 14 September 2006 with the second tranche being admitted on 15 September 2006.

The issued shares will comprise 98,166,666 Ordinary Shares placed by Mirabaud Securities Limited at a placing price of 3p per share (the "Placing Shares"), as previously announced. In addition a party to the acquisition that was announced on 5 September 2006 has agreed to subscribe for 3,514,133 Ordinary Shares. The Placing Shares are being admitted in two instalments because the first instalment qualifies for EIS/VCT relief.

Following admission of the Ordinary Shares to trading, ADVFN's total issued share capital will be 581,569,595 Ordinary Shares.

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Investor Relations ADVFN plc Announcement

Date: **2006-09-18 02:30:05**

Source: **UK Regulatory (RNS and others)**

Title: **Joint Venture**

RNS Number:0624J
ADVFN PLC
18 September 2006

News Release September 18, 2006

ADVFN Asian expansion with JV
in burgeoning Chinese market
- launching financial websites in China -

ADVFN plc ("ADVFN") is pleased to announce that it has reached heads of agreement for the formation of a joint venture company with Frame Well Group Limited ("Frame Well") of Hong Kong.

After successful Joint Ventures in Japan and Brazil, ADVFN is expanding its Asian operations by joining forces with Frame Well to create ADVFN China. The joint venture will operate Chinese-language financial websites in the exciting financial market of China. ADVFN will provide its tried and tested technology platforms, global financial data and products including real-time streaming and stocks prices from the Shanghai, Shenzhen and Hong Kong Stock Exchanges. ADVFN China's objective is to become one of China's top three stocks and financial data providers in two years.

During the start up phase of ADVFN China, ADVFN will be responsible for the technical aspects. Frame Well, headed by Rudy Chan, a direct investment entrepreneur and an operator of high-growth businesses in China and other Asian markets, will be responsible for finance, local content, sales, marketing and customer support of the operation.

Clem Chambers, Chief Executive Officer of ADVFN commented: "Frame Well's relationship with Venture Capitalists and the investment community in the PRC and Rudy's past involvement with China.com underpins the benefits of partnering

in this territory. China offers excellent opportunities for ADVFN and this Joint Venture gives us a solid platform to address this huge growth market. Using the successful model of ADVFN Japan, ADVFN China is a major development for ADVFN and puts in place another piece in our global strategy."

Rudy Chan, Chief Executive Officer of Frame Well said: "ADVFN China will aim to capitalize on the growing demand in this market for access to local as well as worldwide stock market information. ADVFN's leading-edge tools, world-class services and wide spectrum of financial data will be well received by Chinese investors."

- ends -

About Frame Well

Headquartered in Hong Kong, Frame Well is funded and founded by angel investors and a group of professionals from the fields of advertising, publishing and func raising. It is a direct investment firm focusing aggressively on investing in and the operating of high-growth, cutting-edge businesses in China, Hong Kong and selected markets in Asia. The firm currently has investments and interests in financial services, mobile games, mobile contents and applications, online contents as well as video sharing, digital magazine and a state-of-the-art 3D online, MMORPG (Massively Multiplayer Online Role Play Game) businesses and companies in China and Asia. Frame Well plans to raise more funds to expand its operations and investment in China, as the country continues to fulfill its commitments to WTO and open up its market.

Rudy Chan, CEO of Frame Well, is a direct investment entrepreneur. He is devotec to developing business opportunities in China and selected markets in Asia. He enjoys turning ideas into new business and has extensive know-how in venture capital fund raising, direct investment, online and mobile content and services business models. Prior to founding Frame Well, Chan worked and held senior management positions in Morningside Asia - a very successful direct investment and venture capital firm with diverse interests in US, China, Hong Kong and other parts of Asia, Next Media Group - a leading publisher in Hong Kong, Chinadotcom - the first Asian internet company listed in NASDAQ. He was an executive of IBM for eleven years working in IBM's various country as well as headquarters operations in China / Hong Kong, Tokyo and New York.

About ADVFN

ADVFN (www.advfn.com) is Europe's number one stocks and shares Web site. With full real-time coverage of the London Stock Exchange, the euronext-liffe, OFEX,

NASDAQ, Amex and NYSE, including FTSE, Dow and S&P indices, ADVFN provides professional quality information to the person on the street.

ADVFN was established in the last quarter of 1999 and floated on AIM in March 2000. It now has over 700,000 registered users who generate in excess of 38 million page impressions a month.

We currently cover the following areas in Europe and America:

*Free real-time prices from the London Stock Exchange
*EURONEXT-LIFFE
*EURONEXT - Paris, Brussels and Amsterdam
*NASDAQ
*NYSE
*AMEX
*Italian Stock Exchange
*CBOT
*OFEX
*FOREX
*GTIS FOREX
*NYMEX
*COMEX
*Chicago Mercantile Exchange (CME)
*Kansas Board of Trade
*OneChicago
*Russian stocks and indices
*Canadian stocks, indices, options and derivatives
*German stocks and indices - Xetra
*Australian Stock Exchange
*Fukuoka Stock Exchange
*Sapporo Stock Exchange
*Tokyo Stock Exchange
*Irish stocks and indices
*Mexican Exchange
*Chilean Exchange
*Greek stocks and indices
*Singapore stocks and indices
*Helsinki Stock Exchange
*Stockholm Stock Exchange
*Copenhagen Stock Exchange
*Warsaw Stock Exchange
*Swiss Indices
*Johannesburg Stock Exchange and indices
*Level 2 data
*NASDAQ TotalViewSM data
*Comprehensive fundamental data
*Streaming stock charts, historic and intraday
*CREST stock loan data
*Portfolios
*RNS and AFX news
*UK's busiest financial bulletin boards

*Historical data downloads
*Stock monitors and filters
*Covered Warrants
*Trading signals
*Investor Relations Web site solutions
*PDA service
*SMS stock quote service

For further press information, please contact: Francesca De Franco on 020 7070 0932 E-mail francescad@advfn.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Investor Relations ADVFN plc Announcement

Date: 2006-09-18 03:42:29

Source: AFX

Title: **ADVFN to form Hong Kong jv to launch Chinese language financial websites**

LONDON (AFX) - ADVFN PLC said it has reached heads of agreement with Fra Well Group Ltd of Hong Kong for the formation of a joint venture, named ADVFN China, which is to operate Chinese-language financial websites in the financial market of China.

ADVFN will provide its technology platforms, global financial data and products including real-time streaming and stocks prices from the Shanghai, Shenzhen and Hong Kong Stock Exchanges.

Frame Well, headed by Rudy Chan, a direct investment entrepreneur and an operator of high-growth businesses in China and other Asian markets, will be responsible for finance, local content, sales, marketing and customer support of the operation.

ADVFN China's objective is to become one of China's top three stocks and financial data providers in two years, ADVFN said.

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lam

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Investor Relations ADVFN plc Announcement

Date: **2006-09-26 02:30:10**

Source: **UK Regulatory (RNS and others)**

Title: **Acquisition**

RNS Number:4492J
ADVFN PLC
26 September 2006

News release

September 26th, 2006

ADVFN plc ("ADVFN") announces completion of US acquisition

Further to the announcement of 5th September 2006, ADVFN is pleased to announce that it has today completed the acquisition of 100 per cent of the issued share capital of InvestorsHub.com Inc and SI Holdings ("Silicon Investor"), LLC for a cash consideration of US $3 million.

Enquiries:

Francesca De Franco, ADVFN, 020 7070 0932 or email: francescad@advfn.com

Graeme Thom, Grant Thornton, 0870 991 2790 or email: graeme.thom@gtuk.com

About ADVFN

ADVFN (www.advfn.com) is Europe's number one stocks and shares Web site. With full real-time coverage of the London Stock Exchange, the euronext-liffe, OFEX, NASDAQ, Amex and NYSE, including FTSE, Dow and S&P indices, ADVFN provides professional quality information to the person on the street.

ADVFN was established in the last quarter of 1999 and floated on AIM in March 2000. It now has over 700,000 registered users who generate in excess of 50 million page impressions a month.

This information is provided by RNS
The company news service from the London Stock Exchange

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Investor Relations ADVFN plc Announcement

Date: **2006-09-29 02:30:16**

Source: **UK Regulatory (RNS and others)**

Title: **Holding(s) in Company**

RNS Number:6553J
ADVFN PLC
29 September 2006

ADVFN plc (the "Company")

Holding(s) in Company

The Company was notified on 28 September 2006 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited ('FIL') and its direct and indirect subsidiaries, being non-beneficial holders, have an interest in 25,000,000 ordinary shares in the Company, representing 4.30% of the Company's issued share capital, following purchases of the Company's ordinary shares.

The notifiable interests also comprise the notifiable interest of Mr. Edward C. Johnson 3d, 82 Devonshire Street, Boston, MA 02109, a principal shareholder of FMR Corp. and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

This shareholding is registered as follows:

Shares Held	Management Company	Nominee / Registered Name
23,254,200	FMR Corp.	Mellon Bank N.A.
1,745,800	FIL	Brown Bros Harrimn Ltd Lux

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Investor Relations ADVFN plc Announcement

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Date: 2006-10-03 11:52:41
Source: UK Regulatory (RNS and others)
Title: Holding(s) in Company

RNS Number:8929J
ADVFN PLC
03 October 2006

3rd October 2006

ADVFN PLC (ADVFN)

Holding in Company

On 2nd October 2006, ADVFN received notification that azemos partner ag through its Hornet Opportunity L/S Equity Fund has reduced it's holding to less than 3.(per cent of ADVFN's issued share capital and therefore no longer represents a notifiable interest.

For further press information, please contact: Francesca De Franco on 020 7070 0932 E-mail francescad@advfn.com

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Investor Relations ADVFN plc Announcement

Date: **2006-10-13 10:14:46**

Source: **UK Regulatory (RNS and others)**

Title: **Issue of Equity**

RNS Number:4626K
ADVFN PLC
13 October 2006

ADVFN Plc

Application for Admission of Shares

13th October 2006

ADVFN Plc ("ADVFN" or the "Company") has applied for the admission to trading on AIM of 5,259,708 new ordinary shares of 1p in the capital of the Company. The new ordinary shares have been allotted to the shareholders of Equity Holdings Limited in satisfaction of a deferred consideration for the acquisition of Equity Holdings Limited announced on 1 February 2006. The deferred payment is based on a turnover milestone being achieved for the year ending 30 June 2006. Admission of and dealings in these shares are expected to commence on 19 October 2006.

Enquiries:

Francesca De Franco, ADVFN, 020 7070 0932 or email: francescad@advfn.com
Graeme Thom / Fiona Kindness, Grant Thornton, 020 7383 5100 or email: graeme.thom@gtuk.com / fiona.kindness@gtuk.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Investor Relations ADVFN plc Announcement

Date: 2006-10-16 02:30:05
Source: UK Regulatory (RNS and others)
Title: Notice of Results

RNS Number:3917K
ADVFN PLC
16 October 2006

ADVFN plc

16th October 2006

Notice of Results

ADVFN PLC, Europe's leading on-line resource for financial information for private investors, will be announcing its final results for the year ended 30 June 2006 on Wednesday 15 November 2006.

END

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Investor Relations ADVFN plc Announcement

Date: 2006-10-23 12:14:15

Source: UK Regulatory (RNS and others)

Title: Holding(s) in Company

RNS Number:9084K
ADVFN PLC
23 October 2006

ADVFN plc (the "Company")

Holding(s) in Company

The Company was notified on 23 October 2006 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited ('FIL') and its direct and indirect subsidiaries, being non-beneficial holders, have an interest in 22,750,000 ordinary shares in the Company, representing 3.88% of the Company's issued share capital, following purchases of the Company's ordinary shares.

The notifiable interests also comprise the notifiable interest of Mr. Edward C. Johnson 3d, 82 Devonshire Street, Boston, MA 02109, a principal shareholder of FMR Corp. and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

This shareholding is registered as follows:

Shares Held	Management Company	Nominee / Registered Name
21,004,200	FMR Corp.	Mellon Bank N.A.
1,745,800	FIL	Brown Bros Harrimn Ltd Lux

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Investor Relations ADVFN plc Announcement

Date: 2006-10-24 02:00:11
Source: UK Regulatory (RNS and others)
Title: Holding(s) in Company-Amend

RNS Number:9160K
ADVFN PLC
23 October 2006

The following announcement replaces that released under RNS No 9084K which, in the first paragraph, should have read "... following sales of the Company's ordinary shares" rather than purchases. All other text remains unchanged.

ADVFN plc (the "Company")

Holding(s) in Company

The Company was notified on 23 October 2006 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited ('FIL') and its direct and indirect subsidiaries, being non-beneficial holders, have an interest in 22,750,000 ordinary shares in the Company, representing 3.88% of the Company's issued share capital, following sales of the Company's ordinary shares.

The notifiable interests also comprise the notifiable interest of Mr. Edward C. Johnson 3d, 82 Devonshire Street, Boston, MA 02109, a principal shareholder of FMR Corp. and Fidelity International Limited.

The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

This shareholding is registered as follows:

Shares Held	Management Company	Nominee / Registered Name
21,004,200	FMR Corp.	Mellon Bank N.A.

1,745,800	FIL	Brown Bros Harrimn Ltd Lux

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

Date: **2006-11-01 02:02:01**

Source: **UK Regulatory (RNS and others)**

Title: **IPO Discretionary Service**

RNS Number:3364L
ALL IPO PLC
01 November 2006

News release

Redmayne-Bentley & All IPO plc IPO Discretionary Service

All IPO Plc and Redmayne-Bentley Stockbrokers are pleased to announce their fort
Service' joint venture. This service will dramatically increase access to the IF
investor by combining the All IPO platform and Redmayne-Bentley's discretionary

Most UK IPOs are launched without the relevant documentation that would enable p
but as professional financial institutions All IPO and Redmayne-Bentley can eval
that becomes available. All IPO and Redmayne-Bentley's innovative solution lever
technical skills and market presence with Redmayne-Bentley's award-winning servi
discretionary platform that, not only opens access to a broad range of IPOs, but
time-consuming effort required to find, evaluate and apply for any IPOs that app

Using All IPO as the online customer platform, Redmayne-Bentley Investment Manac
opportunities and invest according to the requirements of the client. This signi
of IPO investments to which the private investor can gain exposure. Customers wi
unique and powerful All IPO online platform and also the full benefits of the aw
Redmayne-Bentley.

Clem Chambers, CEO of All IPO said: "This innovative joint venture is a signific
the playing field for the private investor in the IPO segment. All IPO is very p
Redmayne-Bentley and sees the joint venture as a perfect combination of skills r
private investor the access to IPOs they desire and deserve."

Stuart Davis, Partner at Redmayne-Bentley said: "This new service combines the s
Redmayne-Bentley and All IPO to bring investors award-winning discretionary port
exciting new flow of investment opportunities from All IPO."

- ends -

About All IPO

All IPO provides a fully electronic end to end solution to brokers and issuers w
approaching retail investors.

All IPO offers a fully automated platform for retail investors to take part in I

registered with All IPO, are also able to sign up to receive email news alerts c
an on-line money laundering check is passed, registered members are able to view
then apply and pay for their subscription.

Membership to All IPO is free. To sign up visit www.allipo.com and click "Sign

For further details, please contact: Francesca De Franco on 020 7070 0932 or ema

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

Date: **2006-11-15 02:30:08**
Source: **UK Regulatory (RNS and others)**
Title: **Final Results**

RNS Number:0573M
ADVFN PLC
15 November 2006

Embargoed for release until 7.30 a.m. Wednesday 15th November 2006

ADVFN PLC

('ADVFN' or 'the Company')

Preliminary Results for the Year Ended 30 June 2006

ADVFN, Europe's number one stocks and shares website, today announces preliminary results for the year ended 30 June 2006.

Highlights:

* Turnover up 35% to #4.5M (2005: #3.3M)

* ADVFN user numbers up over 30% to over 700,000 (2004: 540,000)

* Total user numbers across all group media properties up 108% to over 2,000,000 (2005: 960,000)

* Equity Holdings group successfully acquired and integrated into the group during second half of the year

* InvestorHub.com Inc and SI Holdings LLC successfully acquired since the year- end

* #1M cash raised since year-end to strengthen balance sheet and provide for further expansion

For further information, please contact:

ADVFN Clem Chambers, Managing Director clemc@advfn.com

Francesca De Franco, PR francescad@advfn.com 020 7070 0932

Chairman's Statement

Behind the scenes ADVFN has undergone a transformation. In the past I have said to look at the website to see the results of our efforts, but this year this doesn't do justice to the extent of developments in the last year. ADVFN is no longer solely a UK-centric stocks and shares website. If you are in Italy, Japan, Brazil, Germany, France, India or the USA you will see a geo-targeted, native language version of the site. We are operating on a global basis, while enjoying the cost benefits of managing these sites, primarily, from London.

ADVFN is now becoming an international brand. We have taken data from most of the world's stock exchanges for many years; however we have now tailored this data to specific localized regional markets. We have been number one in the UK for some years now; while this is very good, the UK is only a small part of the opportunity for ADVFN.

Our tactics have been to address familiar markets from London and partner in territories such as Japan and Brazil which, although exciting and potentially lucrative, are hard for us to approach directly. Meanwhile we have made acquisitions when opportunities have arisen. Each of these has offered us the chance to incorporate complementary businesses at a keen purchase price. This means we are currently in a position where we have all the pieces in place to grow in territories we have already entered and can replicate this model in new global markets.

Since the year end we have made big strides towards our growth strategy by buying InvestorsHub.com and Silicon Investor - two top five online investment community websites in the North American market which have over 100 million combined monthly page views. The purchase was completed in September of this year and we are now starting the process of integrating the businesses. The addition of these two sites has doubled the size of ADVFN's traffic - a significant development for our future revenue development. Advertising space on the UK part of ADVFN often sells out months in advance, and once integrated this new traffic greatly expands our advertising inventory. We are constantly adding new pages and features to keep up with the demand from our advertisers and this new traffic is an exciting boost, arriving as it does within a strong advertising market with significant pent up demand.

We are also pleased to report ongoing progress from Equity Development, which we acquired in February of this year. The first turnover milestone, in respect of the financial year to June 2006, was comfortably met. Equity Development's core product is the production of high quality equity research. Their profitable

financial year saw a rise of over 40% in the number of companies paying for this product. In addition, Equity Development was able to expand its range of services approved by the FSA and became an authorised Corporate Adviser for companies on the thriving PLUS Markets exchange.

ADVFN's wholly-owned dating website CupidBay.com announced at the end of March that it had surpassed the milestone of one million registered users. In the last seven months user numbers have accelerated and now stand at 1.3 million; an increase of 30%. With page impressions of 45 million a month and approximately 1,800-2,000 new members registering each day, the site's full advertising potential is ready to be exploited.

Since its acquisition in July 2005, Fotothing.com has continued its transition from a niche product to a more mainstream website that now sees 100 new sign ups a day and boasts approximately 120,000 registrants. At the time of purchase the site had around 4000 users; reaching 95,000 plus users at the end of June.

I always take this opportunity to thank our staff for their hard work and this time is no different. I also want to welcome new members of the ADVFN team at our joint ventures in Brazil, Japan, and at InvestorsHub.com and Silicon Investor. It has been an exciting year of developments.

Michael Hodges

Chairman

14 November 2006

Managing Director's Review

This has been a very busy year for ADVFN and has seen sales grow from #3,303,000 last year to #4,463,000; a growth of 35% in turnover. It has seen both our subscription levels grow to record levels and our advertising income rise strongly to reach historic highs. We have also been on the acquisition trail, buying Equity Development and entering the acquisition process with InvestorsHub.com and Silicon Investor, two superb US investment bulletin boards which we have subsequently purchased.

This strong sales performance extends the consistent year-by-year growth and expansion of ADVFN. We have set out to grow by investing both at home and abroad and this objective is being realised at an accelerating rate. Alongside developments in direct markets we have been developing our Japanese and Brazilian joint ventures which by the year end were reaching completion, and have since enjoyed successful soft launches.

By aggressively investing, we have not only grown sales but also broadened the scope of our offering and our international revenue from both subscriptions and advertising sales. The ADVFN platform is now addressing exciting global markets with local language versions of the site and this is driving growing levels of business. This is most easily appreciated when looked at in terms of registered user acquisition which is currently running at levels 50% higher than in 2005.

We now have sites in Brazilian, English (British and American), French, German, Italian and Japanese, with a geo-targeted site aimed at the Indian market and a new joint venture for China and Hong Kong. Meanwhile the acquisition of

InvestorsHub.com and Silicon Investor, a process that began in the spring of 2006, has added significant traffic and sees ADVFN become a top tier US stock information provider. This platform gives us critical mass in the key US market, and 2007 will see us bring our content to the Silicon Investor and InvestorsHub.com user bases while exploiting the exciting revenue opportunities provided by the leading equity market in the world. ADVFN has had good advertising sales in the US in 2006; and 2007 should see a substantial rise in revenue from North America.

Current Trading

Since June of this year our user base has expanded and has grown a further 10% from 700,000 to over 770,000. Across all our businesses, total user numbers grew 100% over the last year to 2,000,000 from 960,000 at June 2005.

Prospects

We have long stated that we believe that it is in the best interests of shareholders that ADVFN invests to grow and that no one wants to own a tiny cash cow operating in a market that would fast pass it by. As such we have carefully invested our capital into developing ADVFN so that it can become more than a small niche provider of UK price data and share chat. We feel that this process is coming to fruition. 2007 will see ADVFN using its global platform - and in particular its US acquisitions - to generate further strong top line growth. Gross margins for an online service are high and this will drive a strengthening bottom line. We are particularly enthusiastic about the prospects for InvestorsHub.com and Silicon Investor where traffic levels offer many lucrative opportunities for sales revenue and where traffic levels can be enhanced by ADVFN's information products.

This leads us to believe we are opening a new chapter in ADVFN's history, one in which we will grow quickly.

Clem Chambers

Managing Director

14 November 2006

Consolidated Profit and Loss Account for the year ended 30 June 2006

	Notes	Continuing 2006 #'000	Acquisitions 2006 #'000
Turnover		4,088	375
Cost of sales		(374)	(163)
Gross profit		3,714	212
Administrative expenses			
Exceptional item - impairment loss		-	-

Other administrative expenses		(4,874)	(255)
Total administrative expenses		(4,874)	(255)
Operating loss		(1,160)	(43)
Exceptional item: Gain on part disposal of associates		761	-
Share of operating losses of associate		(567)	-
		(966)	(43)
Net interest		45	-
(Loss)/profit on ordinary activities before taxation		(921)	(43)
Tax on (loss)/profit on ordinary activities		58	-
(Loss)/profit on ordinary activities after taxation		(863)	(43)
(Loss)/profit per ordinary share			
Basic	2		
Fully diluted	2		

All operations are continuing.

There were no recognised gains and losses other than the loss for the year.

Balance Sheets at 30 June 2006

	Notes	Group 2006 #'000	Company 2006 #'000
Fixed assets			
Intangible assets		874	21
Tangible assets		1,681	1,407
Investments		2,402	1,055
		4,957	2,483
Current assets			
Debtors		938	1,200
Investments		48	29
Cash at bank and in hand		938	862
		1,924	2,091
Creditors: amounts falling due within one year		(1,512)	(1,305)
Net current assets		412	786
Total assets less current liabilities		5,369	3,269
Creditors: amounts falling due after more than one year		(28)	(28)
		5,341	3,241

Capital and reserves			
Called up share capital		4,798	4,798
Share premium account		5,634	5,634
Merger reserve		221	221
Shares to be issued		498	498
Profit and loss account		(5,810)	(7,910)
Shareholders' funds	3	5,341	3,241

The financial statements were approved by the Board of Directors on 14 November 2006.

Consolidated Cash Flow Statement for the year ended 30 June 2006

	Notes	2006 #'000
Net cash inflow from operating activities	4	65
Returns on investment and servicing of finance		
Interest received		50
Interest paid		(5)
		45
Capital expenditure		
Payments to acquire tangible fixed assets		(1,067)
Payments to acquire investments		(15)
		(1,082)
Acquisitions		(246)
Net cash outflow before financing		(1,218)
Financing		
Issue of ordinary share capital		344
Share issue costs		(3)
Capital element of finance leases and hire purchase contracts repaid		(24)
Net cash inflow from financing		317
(Decrease)/increase in cash	5,6	(901)

Notes for the year ended 30 June 2006

1. General

The financial information herein does not constitute statutory accounts as

defined in section 240 of the Companies Act 1985.

The financial information has been extracted from the group's 2006 statutory financial statements upon which the auditors reported on 14 November 2006. Their opinion is unqualified and does not include any statement under section 237 of the Companies Act 1985. The accounts have been prepared in accordance with applicable accounting standards and under the historical cost convention.

Copies of the annual report are being posted to shareholders and copies will be available from the company's registered office at 642a Lea Bridge Road, Leyton, London, E10 6AP.

2. (Loss)/earnings per ordinary share

The calculation of the basic earnings or loss per share is based on the earnings attributable to ordinary shareholders divided by the weighted average numbers of shares in issue during the year.

The calculation of diluted earnings per share is based on the basic earnings per share, adjusted to allow for the issue of shares and the post tax effect of dividends and/or interest, on the assumed conversion of all dilutive options and other dilutive potential ordinary shares.

Reconciliations of earnings and weighted average number of shares used in the calculation are set out below.

	Loss #'000	2006 Number of shares '000	Loss per share p	Profit #'000
(Loss)/profit for the year	(906)			1,012
Weighted average number of shares		469,165		
Basic (loss)/ earnings per share			(0.19)p	
Number of shares under option		-		
Number of shares that would have been issued at average market value		-		
Diluted earning per share	(906)	469,165	(0.19)p	1,012

There is no diluted loss per share as the options are anti-dilutive.

3. Reconciliation of movements in shareholders' funds

(Loss)/profit for the financial year
Net receipts from issues of shares
Shares to be issued
Net increase in shareholders' funds
Shareholders' funds at 1 July 2005
Shareholders' funds at 30 June 2006

4. Reconciliation of operating loss to net cash inflow from operating activities

	20C #'C
Operating loss	(1,
Exceptional item - impairment loss	-
Amortisation	337
Depreciation	678
Increase in debtors	(13
Increase in creditors	388
Net cash inflow from operating activities	65

The exceptional items were all non-cash and had no impact on the cash flow.

5. Reconciliation of net cash flow to movement in net funds

	20C #'C
(Decrease)/increase in cash for the year	(9C
Cash acquired on acquisitions	15
Inception of new finance leases and hire purchase agreements	(75
Cash outflow from capital repayments of hire purchase agreements	24
Movement in net funds in the year	(93
Net funds at 1 July 2005	1,8
Net funds at 30 June 2006	869

6. Analysis of movements in net funds

	At 1 July 2005 #'000	Cash flow #'000	Acquisiti #'000
Cash in hand and at bank	1,824	(901)	15
Finance leases and hire purchase agreements	(18)	24	-
	1,806	(877)	15

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

Date: **2006-11-15 08:13:42**

Source: **AFX**

Title: **ADVFN FY pretax reverses to 964,000 stg loss, but reports 35 pct rise in sales**

LONDON (AFX) - ADVFN PLC said that it fell to a pretax loss of 964,000 s in the year to June 30 2006, compared to a 1 mln stg profit the previous year, with earnings per share falling to a 19 pence loss from a profit of 23 pence.

However, its turnover rose 35 pct to 4.5 mln stg, from 3.3 mln in 2005.

Reporting its preliminary results, the stocks and shares website also said that it anticipated "a substantial rise in revenue from North America" in 2007, due to its recent acquisitions of InvestorsHub.com and Silicon Investor.

Managing director Clem Chambers said: "2007 will see ADVFN using its global platform - and in particular its US acquisitions - to generate further strong top line growth. Gross margins for an online service are high and this will drive a strengthening bottom line."

Total user numbers across the group rose 108 pct to over 2 mln, it added.

newsdesk@afxnews.com
ro

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Investor Relations ADVFN plc Announcement

<< Back

Date: 2006-11-24 11:45:09

Source: UK Regulatory (RNS and others)

Title: Issue of Equity

RNS Number:6892M
ADVFN PLC
24 November 2006

ADVFN PLC (the "Company")

Exercise of Options

The Company announces that options to subscribe for 150,002 ordinary shares of one pence each in the Company have been exercised at a price of 1.25p per share. These shares have been allotted and application for the shares to be admitted tc trading on AIM has been made to the London Stock Exchange. Admission of and dealings in these shares are expected to commence on 1 December 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

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Date: **2006-12-19 07:00:10**

Source: **UK Regulatory (RNS and others)**

Title: **Change of registered office**

RNS Number:2057O
ADVFN PLC
19 December 2006

ADVFN plc (the "Company")

Change of registered office

The company announces that its registered office has changed to

Suite 27,
Essex Technology Centre,
The Gables,
Fyfield Road,
Ongar,
Essex,
CM5 0GA.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

Date: 2006-12-19 09:00:19

Source: AFX

Title: On-Line swings to FY loss

LONDON (AFX) - On-Line PLC swung to a full year pretax loss of 103,000 s for the year to June 30 having made a profit of 783,000 a year earlier.

The company said its investments have been developing according to plan witl ADVFN making two key acquisitions IPO PLC's launching a discretionary service joint venture with Redmayne Bentley Stockbrokers.

newsdesk@afxnews.com
rar

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Investor Relations ADVFN plc Announcement

Date: 2006-12-21 09:27:24

Source: UK Regulatory (RNS and others)

Title: Total Voting Rights

RNS Number:4721O
ADVFN PLC
21 December 2006

ADVFN plc (the 'Company')

Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6, the Company notifies the market of the following:

As at the date of this announcement, the Company's issued share capital consists of 586,979,305 ordinary shares with a nominal value of 1p each ('Ordinary Shares'), with voting rights. The Company does not hold any Ordinary Shares in Treasury.

Therefore, the total number of Ordinary Shares with voting rights is 586,979,305.

The above figure may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Investor Relations ADVFN plc Announcement

Date: 2007-01-10 06:49:56

Source: UK Regulatory (RNS and others)

Title: Result of AGM

RNS Number:2890P
ADVFN PLC
10 January 2007

ADVFN plc (the "Company")

Result of AGM

The Company announces that at its Annual General Meeting, held today 10th January 2007, all resolutions were duly passed. In addition, the Managing Director of ADVFN, Clem Chambers, made the following statement:

"2006 was a strong year for ADVFN having seen a turnover rise of 35% to the year end of June. Turnover growth has since continued in the period up to the end of December.

The acquisition of InvestorsHub.com and Silicon Investor marks an important step for ADVFN. It significantly expands our traffic and reach and brings with it a strong platform of growth. The integration of these sites into our business model has been proceeding well and the early fruits of this process will make a positive impact in the year to June 2007. The prospects for significant growth from these sites will be even greater in 2008.

Our overseas sites have been growing well with solid performances in Brazil, Italy and Japan. This has resulted in non-UK subscriptions accounting for over 25% of ADVFN's total premium user sign ups. This proportion is steadily rising.

Equity Development, acquired at the beginning of 2006, is performing above expectations and is profitable and cash generative.

CupidBay and Fotothing continue to generate strong traffic, and while non core represent valuable properties which we believe will in due course provide an excellent return.

ADVFN has been through a long period of investment in order to build a global offering and while the company will continue investing, its platform has reached a level of maturity where sales growth will increasingly improve bottom line performance.

In the past the ADVFN business has grown alongside the growth of the site, which

has meant sales lagging development. With the growth of localised foreign language sites and with the large traffic of our US acquisitions, the focus will be less reliant on further investment thereby delivering a strengthening financial performance.

With advertising sales levels and subscriber numbers at all time highs the company is looking forward to strong growth in 2007 and feels confident that it can continue to deliver this into 2008."

For further information please contact:

Clem Chambers, CEO, ADVFN plc, 020 7070 0948
Fiona Kindness, Grant Thornton UK LLP (Nominated Adviser), 020 7383 5100
Rory Scott, Mirabaud Securities Limited (Broker), 020 7878 3360

END

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Investor Relations ADVFN plc Announcement

Date: 2007-01-10 07:48:10

Source: AFX

Title: **ADVFN sees strong growth in 2007 on record advertising sales, subscriptions**

LONDON (AFX) - ADVFN PLC said it expects strong growth in 2007 as advertising sales and subscriptions are at all time highs, and the company is confident it can continue to deliver into 2008.

In a statement ahead of the company's annual general meeting today, ADVFN said its turnover continued to grow in the six months to end-December.

This growth follows strong 2006 with a 35 pct rise in turnover reported for the year to June 2006.

ADVFN also said it expects a positive impact in the year to June 2007 from the integration of InvestorsHub.com and Silicon Investor, which it agreed to acquire in September.

The prospects for significant growth from these sites will be even greater in 2008, it added.

newsdesk@afxnews.com
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COMPANY LIMITED BY SHARES

Memorandum of Association

of

ADVFN.COM PLC

1. The Company's name is "ADVFN.COM PLC".[1]

2. The Company is to be a public company.

3. The Registered Office of the Company will be situated in England.

4. The objects for which the Company is established are:-[2]

(A) (1) To carry on business as a general commercial company.

(2) To carry on all or any of the following businesses: proprietors of shops, warehouses, workshops, garages, offices and factories of all kinds, hotels, cafes, restaurants, houses, launderettes, flats, furnished and unfurnished rooms, and to buy, develop, lease and deal generally in land whether freehold or leasehold, holiday camps and chalets, financial agents, and brokers, accountants, investment agents, insurance agents and brokers, builders, decorators, contractors, carpenters, joiners, civil, mechanical, heating, electrical, motor and general engineers, welders, computer programmers, operators, analysts, designers and software writers and suppliers, film, video and record producers and publishers, printers, stationers, theatrical agents, booking agents, chemists, grocers, clothiers, garment manufacturers, textile suppliers, jewellers and dealers in precious gems and stones and metals of all kinds, greengrocers, tobacconists, newsagents, confectioners, funeral directors, undertakers, bookmakers, caterers, consultants, haulage contractors, shippers, photographers, security contractors, insulation contractors, detective agents, car hirers and to act as dealers generally in electrical and electronic goods and services and to supply travel services and to act as travel agents, and suppliers of transport services and facilities of all kinds including sporting facilities and grounds and goods,

---

[1] By a Special Resolution passed on 25 February 2000, the name of the Company was changed to ADVFN.COM Limited, and by a Special Resolution passed on 29 February 2000, the name of the Company was changed to ADVFN.COM PLC and the Company was re-registered as a public limited company pursuant to Section 43 Companies Act 1985.

[2] By a Special Resolution passed on 29 February 2000, the Company adopted a new objects clause.

and to supply double glazing insulation and security systems and services of all kinds and to supply goods and services of all kinds by mail order and to supply telecommunication goods, services and to run nightclubs, repair and manufacture aircraft, supply agricultural services and expertise, and to undertake cleaning services of all kinds.

(3) To undertake and execute agency or commission work and to act generally as agents, factors and brokers for the sale and purchase of goods and the provision of services and travel.

(B) To carry on any other trade or business which can, in the opinion of the Directors of the Company, be advantageously carried on by the Company in connection with or as ancillary to any of the above businesses of the general business of the Company.

(C) To purchase, take on lease or in exchange, hire or otherwise acquire and hold for any estate, or interest in land, buildings, rights, privileges, easements, lands, licences, machinery, plant, processes of all kinds, stock in trade, and any real or personal property of any kind, necessary, convenient or useful or advantageous to the general business of the Company.

(D) To borrow or raise or secure payment of money for the purpose or in connection with the business of the Company and for the purpose of raising money for the Company to become a member of any building society.

(E) To construct, enlarge, alter and erect and maintain roads, railways, sidings, bridges, reservoirs, shops, stores, buildings, factories, works, plant and machinery used in connection with the business of the Company and to enable any of the above to be effected by any third party.

(F) To mortgage and charge the undertaking, and all or any of the real or personal property and other assets, whether present or future, and all or any of the uncalled capital of the Company, and to issue at par or at a premium or discount, and for such consideration and with such rights, power and privileges as may be thought fit, debentures and debenture stock, either permanent or redeemable or repayable or collaterally or to secure any securities of the Company by any trust deed or other assurance of any kind.

(G) To receive money on deposit or loan upon such terms as the Company may approve and generally to act as bankers for customers and others.

(H) To draw, make, accept, endorse, negotiate, discount and execute promissory notes, bills of exchange, and all other negotiable instruments of all kinds.

(I) To make advances to customers and others with or without security, as the Company sees fit, and to guarantee the liabilities, obligations and contracts of customers and others and the dividends, interest and capital of the stocks, shares or securities of any Company in which this Company is a member or otherwise interested.

(J) To grant pensions, allowances, gratuities and bonuses to officers or ex-officers, employees or ex-employees of the Company or its predecessors in the business or the dependants of such persons and to establish, support or aid in the establishment and support of any schools or other educational, scientific, literary, religious or charitable

institutions, or societies, whether they are connected with the business of the Company or its predecessors or not and to establish and maintain any club or benefit fund or profit sharing scheme for the interest or advancement or education of the Company or its officers or other persons employed whether past or present by the Company.

(K) To pay for any property or rights of any kind acquired by the Company or by its agents on its behalf either in cash or fully or partly paid up shares, with or without preferred or deferred or special rights or restrictions in respect of dividends, repayments of capital, voting rights or otherwise, or by any securities which the Company has power to issue, or partly in one method and partly in another, and generally on such terms as the Company may approve.

(L) To invest and deal with all moneys of the Company not immediately required for the purposes of the business of the Company in or upon such investments and such manner as may be determined at any time by the Company.

(M) To accept payment for any property or rights sold or otherwise disposed of or dealt with by the Company, whether in cash, by instalments or other methods, or in fully or partly paid up shares or stock of any Company or Corporation, with or without preferred or deferred or special rights or restrictions in respect of dividends, repayment of capital, voting or otherwise, or in debenture stock, mortgages, debentures, mortgage debentures or other securities of any Company or Corporation, or partly in one method and partly in another, and generally on such terms as the Company may determine, and to hold, dispose of or otherwise deal with any stocks, shares or securities so acquired.

(N) To purchase or otherwise acquire, take over and undertake all or any part of the business, property, liabilities and transactions of any person, firm or Company carrying on any business which this Company is authorised to carry on, or the carrying on of which is calculated to benefit this Company or to advance its interests, or possessed of property suitable for the purposes of the Company.

(O) To amalgamate with or enter into any partnership or arrangement for sharing profits, union of interests, reciprocal concession or co-operation with any Company, firm or person carrying on or proposing to carry on any business within the objects of this Company or which is capable of being carried on, so as to directly or indirectly benefit this Company, and to acquire and hold, deal, sell or dispose of any stocks, shares or securities of or other interests in any such Company and to guarantee the contracts or liabilities of, or subsidise or assist in any other manner any such Company.

(P) To sell, improve, manage, develop, turn to account, exchange, let on rent, royalty, share of profits or otherwise, grant licences, easements and other rights in or over, and in any other manner deal with or dispose of the undertaking and all or any of the property and assets of the company and for such consideration as the Company may think fit.

(Q) To distribute among the members in specie any property of the Company, or any proceeds of sale or disposal of any property of the Company, but so that no distribution amounting to a reduction of capital be made except with the sanction, if any, required by law.

(R) To carry on all or any other above businesses in any part of the world, and either as principals, agents, trustees, contractors or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees sub-contractors or otherwise.

(S) To do all such other things as are incidental or conclusive to the above objects or any of them.

It is hereby declared that no inference should be drawn or any restrictive interpretation implied that the objects of the Company specified above should be distinct one clause from another and separate and in the order in which they are listed.

4. The liability of the members is limited.

5. The Share Capital of the Company is £5,000,000 divided into 500,000,000 Shares of 1p each.[3]

We, the several persons whose names and addresses are subscribed are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of Shares in the Capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS :	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
STEVEN DAVID COHEN 41 WADESON STREET LONDON E2 DIRECTOR	ONE
ISRAEL COHEN 41 WADESON STREET	ONE

[3] By ordinary resolution passed in general meeting on 1 May 1991, the authorised capital of the Company was increased to £1,502 divided into 1,502 shares of £1 each.

By ordinary resolution passed in general meeting on 5 May 1994, the authorised capital of the Company was increased to £1,668 divided into 1,668 shares of £1 each.

By ordinary resolution passed in general meeting on 25 February 2000, the authorised capital of the Company was increased to £5,000,000 divided into 5,000,000 shares of £1 each.

By ordinary resolution passed in general meeting on 29 February 2000, the share capital of the Company was divided into 500,000,000 shares of 1p each.

LONDON E2

DIRECTOR

DATED THIS 1/9/1985

WITNESS TO THE ABOVE SIGNATURES:- IRENE COHEN
41 WADESON STREET
LONDON E2

SECRETARY

CONTENTS

COMPANY NO. 2374988

ARTICLES OF ASSOCIATION

OF

ADVFN.COM PLC

Hobson Audley
7 Pilgrim Street
London EC4V 6LB

DGC/ONLA10/111361

CONTENTS

COMPANY NO. 2374988

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

ADVFN.COM PLC

(Adopted by special resolution passed on 29 February 2000)

PRELIMINARY

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company. **Table A**

2. In these Articles, except where the subject or context otherwise requires:- **Definitions**

"Act"	means The Companies Act 1985 including any modification or reenactment thereof for the time being in force;
"Articles"	means these articles of association as altered from time to time by special resolution;
"auditors"	means the auditors for the time being of the Company;
"the board"	means the directors or any of them acting as the board of directors of the Company;
"clear days"	means the period excluding the day when a notice is given or deemed to be given and

	the day for which it is given or on which it is to take effect;
"Companies Acts"	means the meaning ascribed thereto by Section 744 of the Act and any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);
"CREST"	means the relevant system operated by CrestCo Limited in terms of the Regulations, which enables title to shares or other securities to be evidenced and transferred without a written instrument;
"director"	means a director of the Company;
"dividend"	means dividend or bonus;
"employees' share scheme"	means the meaning ascribed thereto by Section 743 of the Act;
"holder"	means in relation to any shares the member whose name is entered in the register as the holder of such shares;
"member"	means a member of the Company;
"Memorandum"	means the memorandum of association of the Company as amended from time to time;
"office"	means the registered office of the Company;
"paid"	means paid or credited as paid;
"register"	means the register of members of the Company;
"the Regulations"	means the Uncertificated Securities Regulations 1995 and includes (i) any enactment or subordinate legislation which amends or supersedes those regulations and (ii) any applicable rules made under those regulations or under any such enactment or subordinate legislation for the time being in force;

"seal"	means the common seal of the Company and includes any official seal kept by the Company by virtue of Section 39 or 40 of the Act;
"secretary"	means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;
"London Stock Exchange"	means London Stock Exchange Limited;
"United Kingdom"	means Great Britain and Northern Ireland.

Construction

3. References to a document being executed include references to its being executed under hand or under seal or by any other method.

References to writing include references to any visible substitute for writing and to anything partly in one form and partly in another form.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Save as aforesaid any words or expressions defined in the Act (but excluding any modification thereof not in force at the date of adoption of these Articles) shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

Subject to the preceding paragraph, references to any provision of any enactment or of any subordinate legislation (as defined by Section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Headings are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given thereto; (b) the word board in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director holding executive office and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

SHARE CAPITAL

Share Capital

4. The share capital of the Company on the adoption of these Articles is £5,000,000 divided into 500,000,000 Ordinary Shares of 1 pence each.

Shares with special rights

5. Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Allotment

6. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant thereto, and, in the case of redeemable shares, the provisions of Article 7, all unissued shares for the time being in the capital of the Company shall be at the disposal of the board, and the board may (subject as aforesaid) allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as it thinks fit.

Redeemable shares

7. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Commissions

8. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

9. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except an absolute right to the entirety thereof in the holder.

VARIATION OF RIGHTS

Method of varying rights

10. Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise).

For the purposes of this Article, unless otherwise expressly provided by the rights attached to any shares or class of shares, those rights shall be deemed to be varied by the reduction of the capital paid up on those shares otherwise than by a purchase or redemption by the Company of its own shares and by the allotment of other shares ranking in priority for payment of a dividend or in respect of capital or which confer on the holders voting rights more favourable than those conferred by such first mentioned shares, but shall not otherwise be deemed to be varied by the creation or issue of other shares ranking *pari passu* with, or subsequent to, such first mentioned shares or by the purchase or redemption by the Company of any of its own shares. **When rights deemed to be varied**

SHARE CERTIFICATES

11. Every member, upon becoming the holder of any shares (except a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the board may from time to time determine. Subject to Article 132 every certificate shall be sealed with the seal or executed in accordance with Article 134 and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate. **Issue of certificates**

Nothing in these Articles shall preclude any share or other security of the Company from being issued, held, registered, converted, transferred or otherwise dealt with in uncertificated form in accordance with the Regulations and any rules or requirements laid down from time to time by CREST or any other relevant system operated pursuant to the Regulations. **CREST**

In relation to any share or other security which is in uncertificated form, these Articles shall have effect subject to the provisions of the Regulations and (so far as consistent with them) to the following provisions:-

(a) the Company shall not be obliged to issue a certificate evidencing title to shares and all references to a certificate in respect of any shares or securities held in uncertificated form in these Articles shall be deemed inapplicable to such shares or securities which are in uncertificated form and furthermore shall be interpreted as a reference to such form of evidence of title to uncertificated shares or securities as the Regulations prescribe or permit;

(b) the registration of title to and transfer of any shares or securities in uncertificated form shall be effected in accordance with the Regulations and there shall be no requirement for a written instrument of transfer;

(c) a properly authenticated dematerialised instruction given in accordance with the Regulations shall be given effect in accordance with the Regulations;

(d) any communication required or permitted by these Articles to be given by a person to the Company may be given in accordance with and in any manner (whether or not in writing) prescribed or permitted by the Regulations;

(e) if a situation arises where any provisions of these Articles are inconsistent in any respect with the terms of the Regulations in relation to shares or securities of the Company which are in uncertificated form then:-

(i) the Regulations will be given effect thereto in accordance with their terms; and

(ii) the directors shall have power to implement any procedures as they may think fit and as may accord with the Regulations for the recording and transferring of title to shares and securities in uncertificated form and for the regulation of those proceedings and the persons responsible for or involved in their operation.

The directors shall have the specific powers to elect, without further consultation with the holders of any shares or securities of the Company (except where such shares or securities are constituted by virtue of some other deed, document or other source), that any single or all classes of shares and securities of the Company become capable of being traded in uncertificated form in accordance with the Regulations on CREST or any other Operator (as defined in the Regulations) of a relevant system.

Replacement certificates

12. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity (with or without security) and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

13. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in particular cases) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including dividends) payable in respect of it.

Enforcement of lien by sale

14. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation

of law, demanding payment and stating that if the notice is not complied with the shares may be sold.

To give effect to any such sale the board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in relation to the sale. **Giving effect to sale**

The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale. **Application of proceeds**

CALLS ON SHARES

15. Subject to the terms of allotment, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made. **Power to make calls**

16. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed. **Time when call made**

17. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. **Liability of joint holders**

18. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, such rate, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined by the Act), as may be determined by the board, but the board may waive payment of such interest wholly or in part. **Interest payable**

19. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment, and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified. **Deemed calls**

Differentiation on calls

20. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees and/or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

21. The board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made, and may pay upon all or any of the moneys so advanced (until the same would but for such advance become presently payable) interest at such rate not exceeding (unless the Company by ordinary resolution may otherwise direct) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act) as may be agreed upon between the board and such member.

FORFEITURE AND SURRENDER

Notice requiring p[illegible]nt of call

22. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give to the person from whom it is due not less than fourteen clear days' notice in writing requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

23. If any such notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before the forfeiture the holder of the share, and an entry of such notice having been given and of the forfeiture with the date thereof shall forthwith be made in the register opposite the entry of the share; but no forfeiture shall be invalidated by any omission or neglect to give such notice or to make such entries.

Sale of forfeited shares

24. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was before the forfeiture the holder or to any other person, and at any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the board may authorise some person to execute an instrument of transfer of the share to that person. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

25. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest thereon at the rate at which

interest was payable on those moneys before the forfeiture or, if no interest was so payable, at such rate, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act) as the board may determine, from the date of forfeiture until payment, but the board may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

26. The board may accept the surrender of any share which it is in a position to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited. **Surrender**

27. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Companies Acts given or imposed in the case of past members. **Extinction of rights**

28. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share. **Evidence of forfeiture or surrender**

TRANSFER OF SHARES

29. The instrument of transfer of a share may be in any usual form or in any other form which the board may approve and shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal. **Form and execution of transfer**

Nothing in this Article or the provisions hereinafter shall preclude the transfer of shares or other securities of the Company in uncertifcated form in accordance with the terms of Article 11 and any references contained in these Articles in relation to the execution of any instrument of transfer or the registration of any transfer of shares or other securities of the Company in uncertificated form shall be read in accordance with the terms of Article 11.

30. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a share which is not fully paid on which the Company has a lien. **Transfers of partly paid shares**

31. The board may also refuse to register the transfer of a share unless the instrument of transfer:- **Invalid transfers**

(a) is lodged, duly stamped, at the office or at such other place as the board may appoint accompanied by the certificate for the shares

to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question. The expressions "**recognised clearing house**" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services Act 1986.

Notice of refusal to register

32. If the board refuses to register the transfer, it shall within two months after the date on which the instrument of transfer was lodged with the Company send to the transferee notice of the refusal.

Suspension of registration

33. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the board may determine.

No fee payable on registration

34. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

Retention of transfers

35. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is given.

TRANSMISSION OF SHARES

Transmission

36. If a member dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing herein contained shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted/required

37. A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon such evidence being produced as the board may properly require as to his entitlement, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered, he shall execute an instrument of transfer of the share to that person. All the provisions of these Articles relating to the transfer of shares shall apply to any such notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the board may thereafter withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

38. A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall, upon such evidence being produced as the board may properly require as to his entitlement and subject to the requirements of Article 37, have the same rights in relation to the share as he would have had if he were the holder of the share, and may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of or to attend or vote at any meeting of the Company or to receive notice of or to attend or vote at any separate meeting of the holders of any class of shares in the Company. **Rights of persons entitled by transmission**

ALTERATION OF SHARE CAPITAL

39. The Company may by ordinary resolution:- **Alterations by ordinary resolution**

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

40. All new shares shall be subject to the provisions of these Articles with reference to payment of calls, lien, forfeiture, transfer, transmission and otherwise, and, unless otherwise provided by these Articles, by the resolution creating the new shares or by the conditions of issue, the new shares shall be unclassified shares. **New shares subject to these Articles**

41. Whenever as a result of a consolidation or sub-division of shares any fractions arise, the board may settle the matter in any manner it deems fit and in particular may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members, and the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance **Fractions arising**

with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Power to reduce capital

42. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

43. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including redeemable shares) at any price (whether at par or above or below par), and so that any shares to be so purchased may be selected in any manner whatsoever. Every contract for the purchase of, or under which the Company may become entitled or obliged to purchase, shares in the Company shall be authorised by such resolution of the Company as may be required by the Companies Acts and by an extraordinary resolution passed at a separate general meeting of the holders of each class of shares (if any) which, at the date on which the contract is authorised by the Company in general meeting, entitle them, either immediately or at any time later on, to convert all or any of the shares of that class held by them into equity share capital of the Company.

GENERAL MEETINGS

Types of general meeting

44. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Act.

Class meetings

45. All provisions of these Articles relating to general meetings of the Company shall, *mutatis mutandis*, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting; and

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening general meetings

46. Subject to the provisions of Article 44, the board may call general meetings whenever and at such times and places as it shall determine and, on the requisition of members pursuant to the provisions of the Companies Acts,

shall forthwith proceed to convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are not within the United Kingdom sufficient directors to call a general meeting, any director of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

Period of notice

47. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a director shall be called by at least twenty-one clear days' notice. All other extraordinary general meetings shall be called by at least fourteen clear days' notice.

Subject to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to each of the directors and to the auditors for the time being of the Company.

Contents of notice

48. The notice shall specify the time and place of the meeting and, in the case of special business, the general nature of such business. All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of:-

(a) the declaration of dividends;

(b) the consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the accounts;

(c) the appointment and reappointment of directors;

(d) the appointment of auditors where special notice of the resolution for such appointment is not required by the Companies Acts; and

(e) the fixing of, or the determining of the method of fixing, the remuneration of the directors and/or auditors.

The notice shall, in the case of an annual general meeting, specify the meeting as such, and, in the case of a meeting to pass a special or extraordinary resolution, specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

General meetings at more than one place

49. The provisions of this Article shall apply if any general meeting is convened at or adjourned to more than one place.

Notice and conditions for holding

The notice of the meeting or adjourned meeting shall specify the place at which the chairman of the meeting shall preside (the "Specified Place") and the directors shall make arrangements for simultaneous attendance and participation at other places (whether adjoining the Specified Place or in a different and separate place or places altogether or otherwise) by members, provided that persons attending at any particular place shall be able to see and

hear and be seen and heard (whether by audio visual links or otherwise) by persons attending at the other places at which the meeting is convened.

Controlling level of attendance

The directors may from time to time make such arrangements for the purpose of controlling the level of attendance at any such place (whether involving the issue of tickets or the imposition of some means of selection or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them, provided that a member who is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places; and the entitlement of any member so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangements as may be for the time being in force and by the notice of meeting or adjourned meeting stated to apply to the meeting.

Place of meeting

For the purposes of all other provisions of these Articles any such meeting shall be treated as being held at the Specified Place.

Adjournment to more than one place

If a meeting is adjourned to more than one place, notice of the adjourned meeting shall be given notwithstanding any other provision of these Articles.

Accidental omission to give notice

50. The accidental omission to give notice of a meeting, or to send a form of proxy with a notice where required by these Articles, to any person entitled to receive the same, or the non-receipt of a notice of meeting or form of proxy by any such person, shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

51. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote upon the business to be transacted shall be a quorum.

If quorum not present

52. If such a quorum is not present within five minutes (or such longer time not exceeding thirty minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

Chairman

53. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting, but if neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five

minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

54. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company. **Directors entitled to speak**

55. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition, the chairman may adjourn the meeting to another time and place without such consent if it appears to him that it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present. When a meeting is adjourned for thirty days or more or for an indefinite period, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting. **Adjournments**

56. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted upon. In the case of a resolution duly proposed as a special or extraordinary resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. **Amendments to resolutions**

57. A resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by: **Methods of voting**

(a) the chairman of the meeting; or

(b) at least two members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right, and a demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

58. Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for poll

59. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

60. A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

Chairman's casting vote

61. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

When poll to be taken

62. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

63. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

64. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

Resolutions in writing

65. A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more of the members.

Votes Of Members

66. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder. Right to vote

67. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the register. Votes of joint holders

68. A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court or official, and any such receiver, curator bonis or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote shall be deposited at the office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable. Member under incapacity

69. No member shall be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid. Calls in arrears

70. If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under Section 212 of the Act (a "**Section 212 notice**") and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a "**direction notice**") to such member direct that: Section 212 of the Act, restrictions if in default

(a) in respect of the shares in relation to which the default occurred (the "**default shares**") the member shall not be entitled to vote at a general meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company;

(b) where the default shares represent at least 1/4 per cent. of the class of shares concerned, then the direction notice may additionally direct that:

(i) except in a liquidation of the Company, no payment shall be made of any sums due from the Company on the default shares, whether in respect of capital or dividend

or otherwise, and the Company shall not meet any liability to pay interest on any such payment when it is finally paid to the member;

(ii) no other distribution shall be made on the default shares;

(iii) no transfer of any of the shares held by such member shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer.

The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

Any direction notice shall cease to have effect:-

(1) in relation to any shares which are transferred by such member by means of an approved transfer; or

(2) when the board is satisfied that such member and any other person appearing to be interested in shares held by such member, has given to the Company the information required by the relevant Section 212 notice.

Board may cancel restrictions

The board may at any time give notice cancelling a direction notice.

Provisions supplementary to Article 70

71. For the purposes of Article 70:-

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under the said Section 212 which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares and (after taking into account the said notification and any other relevant Section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 28 days from the date of service of the said notice under the Section 212 notice unless the default shares represent at least $^{1}/_{4}$ per cent. of the issued shares of that class, when the prescribed period is 14 days from that date;

(c) a transfer of shares is an approved transfer if but only if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a take-over offer (as defined in Section 428 of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with other persons appearing to be interested in such shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services Act 1986 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

Nothing contained in Article 70 shall limit the power of the Company under Section 216 of the Act.

Errors in voting

72. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment thereof, and it is in the opinion of the chairman of the meeting of sufficient magnitude to vitiate the result of the voting.

Objection to voting

73. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered, and every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Supplementary provisions on voting

74. On a poll votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy

75. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney or, if the appointor is a corporation, either under its common seal or the hand of a duly authorised officer, attorney or other person authorised to sign it.

Form of proxy

76. Instruments of proxy shall be in any usual form or in any other form which the board may approve (which shall include provision for two-way

voting) and the board may, if it thinks fit, but subject to the provisions of the Act, at the Company's expense send out with the notice of any meeting forms of instrument of proxy for use at the meeting. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion.

Delivery of form of proxy

77. The instrument appointing a proxy and any power of attorney or other written authority under which it is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall:

(a) be deposited by personal delivery, post or facsimile transmission at the office or at such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

and an instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid. No instrument of proxy shall be valid after the expiration of twelve months from the date stated in it as the date of its execution. When two or more valid instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which was executed last shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

Validity of form of proxy

78. The instrument of proxy shall be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Corporate representatives

79. Any corporation or corporation sole which is a member of the Company may (in the case of a corporation, by resolution of its directors or other governing body or by authority to be given under seal or under the hand of an officer duly authorised by it) authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor of the authority as the grantor

could exercise if it were an individual member of the Company and the grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

80. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the office or at such other place at which the instrument of proxy was duly deposited at least 3 hours before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Revocation of authority

NUMBER OF DIRECTORS

81. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than two but shall not be subject to any maximum in number. Limits on number of directors

APPOINTMENT AND RETIREMENT OF DIRECTORS

82. At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but, if there is only one director who is subject to retirement by rotation, he shall retire. Number of directors to retire

83. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment, but as between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting and no director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting. Which directors to retire

84. If the Company, at the meeting at which a director retires by rotation or otherwise, does not fill the vacancy, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost. When director deemed to be re-appointed

85. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:- Eligibility for election

(a) he is recommended by the board; or

(b) not less than seven nor more than forty-two clear days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

86. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

87. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Ap ..ntment by board

88. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not reappointed at such annual general meeting, he shall vacate office at the conclusion thereof.

Position of retiring directors

89. A director who retires at an annual general meeting may, if willing to first act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

Ar nit

90. No person shall be disqualified from being appointed or reappointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of seventy years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

No share qualification

91. A director shall not be required to hold any shares of the Company by way of qualification.

ALTERNATE DIRECTORS

92. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him. **Power to appoint alternates**

93. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to give notice of such a meeting to an alternate director who is absent from the United Kingdom. **Alternates entitled to receive notice**

94. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present. **Alternates representing more than one director**

95. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not in respect of his services as an alternate director be entitled to receive any remuneration from the Company except such part (if any) of the remuneration otherwise payable to his appointer as such appointer may by notice in writing to the Company from time to time direct. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director. **Expenses and remuneration of alternates**

96. An alternate director shall cease to be an alternate director:- **Termination of appointment**

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment;

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

97. Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to an approval required by Article 92) upon receipt of such notice at the office. **Method of appointment and revocation**

98. Save as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director and, accordingly, **Alternate not an agent of appointor**

except where the context otherwise requires, references to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

99. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company, including the power to dispose of all or any part of the undertaking of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles and a meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

DELEGATION OF POWERS OF THE BOARD

Committees of the board

100. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Local boards, etc.

101. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made upon such terms and subject to such conditions as the board may decide and the board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

102. The board may, by power of attorney or otherwise, appoint any person or persons to be the agent or agents of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including authority for the agent or agents to delegate all or any of his or their powers, authorities and discretions, and may revoke or vary such delegation. **Agents**

103. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, nor shall the holder thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles. **Offices including the title "director"**

BORROWING POWERS

104. The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. **Power to borrow**

The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (but as regards subsidiaries, only so far as by the exercise of such rights or powers of control the board can secure) that, save with the previous sanction of an ordinary resolution and subject as provided below, no money shall be borrowed if the principal amount outstanding of all Moneys Borrowed by the Company and its subsidiaries (if any) (the **"Group"** and **member of the Group** shall be construed accordingly), excluding amounts borrowed from the Company or any of its wholly owned subsidiaries, then exceeds, or would as a result of such borrowing exceed, an amount equal to four times the Adjusted Capital and Reserves. **Borrowing limit**

No person dealing with the Company shall be concerned to see or enquire whether the restriction imposed by the provisions of this Article is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had at the time when the debt was incurred or security given express notice that the said limit had been or would thereby be exceeded. **Persons dealing with the Company**

A certificate or report by the Auditors as to the amount of Moneys Borrowed or the amount of the Adjusted Capital and Reserves or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of this Article. Nevertheless for the purposes of this Article the board may at any time act in reliance on a bona fide estimate of the amount of the Adjusted Capital and Reserves and if, in consequence, the foregoing restriction would otherwise have been breached, an amount equal to the excess of Moneys **Determining whether limit breached**

Borrowed shall be disregarded until the expiration of six months after the date on which by reason of a determination of the Auditors or otherwise the board become aware that such a situation has or may have arisen.

Definitions

For the purposes of this Article:-

"Adjusted Capital and Reserves" means a sum equal to the aggregate of: -

(a) the amount paid up (or credited as or deemed to be paid up) on the issued share capital of the Company; and

(b) the amount standing to the credit of the reserves of the Group (including, without limitation, any share premium account, capital redemption reserve or revaluation reserve) after adding thereto or deducting therefrom any balance standing to the credit or debit of the profit and loss account of the Group;

all as shown in the then latest audited balance sheet, but after:-

(1) making such adjustments as may be appropriate in respect of any variation in the amount of such paid up share capital or any such reserves subsequent to the relevant balance sheet date and so that for this purpose:

(A) if any issue or proposed issue of shares by the Company for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription moneys payable in respect thereof (not being moneys payable later than six months after the date of allotment) shall to the extent so underwritten be deemed to have been paid up on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, on the date when it became unconditional); and

(B) share capital (including any premium) shall be deemed to have been paid up as soon as it has been unconditionally agreed to be subscribed or taken up (within six months of such agreement) by any person;

(2) making such adjustments as may be appropriate in respect of any distributions declared, recommended, made or paid by the Company or its subsidiaries (otherwise than attributable directly or indirectly to the Company) out of profits earned up to and including the date of the latest audited balance sheet of the Company or subsidiary (as the case may be) to the extent that such distribution is not provided for in such balance sheet;

(3) making such adjustments as may be appropriate in respect of any variation in the interests of the Company in its subsidiaries since the date of the latest audited balance sheet of the Company;

(4) making all such adjustments, if the calculation is required for the purposes of or in connection with a transaction under or in connection with which any body corporate is to become or cease to be a subsidiary, as would be appropriate if such transaction had been carried into effect;

(5) excluding minority interests in subsidiaries;

(6) deducting sums equivalent to the book values of any goodwill or other intangible assets shown in such the latest audited balance sheet;

(7) treating as an investment any shareholding in a subsidiary undertaking of the Company included in the consolidation which is not a subsidiary of the Company;

"audited balance sheet" means the audited balance sheet of the Company prepared for the purposes of the Companies Acts or, if an audited consolidated balance sheet dealing with the state of affairs of the Company and all its subsidiaries to be dealt with in group accounts has been prepared for those purposes for the same financial year, that audited consolidated balance sheet, in which event all references to reserves and profit and loss shall be deemed to be references to consolidated reserves and consolidated profit and loss and any amounts attributable to outside interests shall be excluded;

"Moneys Borrowed" means the outstanding moneys borrowed of the Group determined as follows:

(a) in addition to borrowings, there shall be deemed, subject as provided below, to have been borrowed and to be outstanding as moneys borrowed of the Group (but only to the extent that the same would not otherwise fall to be taken into account):

(i) the principal amount of all debentures of any member of the Group, whether issued or incurred in whole or in part for cash or otherwise, which are not for the time being beneficially owned within the Group;

(ii) the nominal amount of any issued and paid up share capital (other than equity share capital which as regards capital has rights no more favourable than those attached to its ordinary share capital) of any subsidiary of the Company not for the time being beneficially owned by any member of the Group;

(iii) the nominal amount of any other issued and paid up share capital and the principal amount of any other debentures or other moneys borrowed (not being shares or debentures which are, or moneys borrowed the indebtedness in respect of which is for the time being

beneficially owned within the Group) the redemption or repayment whereof is:

(A) guaranteed by any member of the Group; or

(B) wholly or (to the extent of the part secured) partly secured on assets or the undertaking of any member of the Group;

(iv) any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other moneys borrowed falling to be taken into account;

(v) the outstanding amount of acceptances (not being acceptances of trade bills in respect of the purchase or sale of goods in the ordinary course of trading) by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group;

(vi) any fixed amount in respect of any Finance Lease payable by any member of the Group which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the latest audited balance sheet;

(b) moneys borrowed by any member of the Group for the purposes of repaying or redeeming (with or without premium) in whole or in part any other moneys borrowed falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof shall not, during such period, except to the extent so applied, themselves fall to be taken into account;

(c) any amounts borrowed by any member of the Group for the purpose of financing any contract up to an amount not exceeding those moneys receivable under such contract which are guaranteed or insured by the Export Credits Guarantee Department or other institution or body carrying on a similar business shall be deemed not to be moneys borrowed;

(d) moneys borrowed by a partly owned subsidiary of the Company and not owing to the Company or any of its wholly owned subsidiaries shall be taken into account subject to the exclusion of a proportion thereof equal to the Minority Proportion of the borrower; moneys borrowed by the Company or any of its wholly owned subsidiaries from and owing to a partly owned subsidiary of the Company shall be taken into account to the extent of a proportion thereof equal to the Minority Proportion of the lender; where moneys have been borrowed by one partly owned subsidiary of the Company and are owing to another partly owned subsidiary of the Company, the amount to be taken

into account shall be reduced in accordance with the foregoing provisions of this sub-paragraph to take account of the Minority Proportion of the borrower and that of the lender;

(e) an amount equal to the moneys borrowed by a body corporate which were outstanding at the time it becomes a subsidiary of the Company shall, for a period of six months after that date be deemed not to be moneys borrowed;

(f) if any fixed amount payable by the Company or any of its subsidiaries in respect of any Finance Lease increases as a result of any change in legislation relating to or affecting taxation matters, for a period of six months after the date on which the board become aware of the increase an amount equal to the increase shall be deemed not to be moneys borrowed;

(g) there shall be deducted from the amount of any moneys borrowed any amounts beneficially owned by any member of the Group which are deposited with any bank or other person (whether on current account or otherwise) not being a member of the Group and which are repayable to any member of the Group on demand or within three months of any demand, subject, in the case of money deposited by a partly owned subsidiary, to the exclusion of a proportion thereof equal to the Minority Proportion;

(h) moneys borrowed shall not include any moneys borrowed which are for the time being deposited with any governmental authority or body in any part of the world in connection with import deposits or any similar governmental scheme to the extent that the member of the Group making such deposit retains its interest therein;

(i) where at any material time the amount of money which, under the terms of any borrowing, would be required, if it fell to be repaid (whether at the option of the borrower or by reason of default) at such material time, to discharge in full the principal amount of moneys borrowed thereunder, is less than the amount which would otherwise be taken into account in respect of such moneys borrowed for the purposes of this Article, the amount of such moneys borrowed to be taken into account shall be such lesser amount;

(j) when the aggregate amount of moneys borrowed at any material time is being ascertained, any moneys borrowed by any member of the Group denominated or repayable in a currency other than sterling shall be translated for the purposes of calculating the sterling equivalent:

(i) with the exception of Excepted Foreign Currency Borrowings, at the lower of:

(A) the rate of exchange used for the purposes of translating assets and liabilities in the latest audited balance sheet; and

(B) the middle market rate at approximately 11 a.m. in London on the business day preceding the relevant day, as supplied by such person or calculated on such basis as the auditors may determine or approve;

(ii) in the case of any Excepted Foreign Currency Borrowings, at the rate of exchange which would be applicable to such moneys borrowed on their repayment to the extent that such rate of exchange is fixed under any Exchange Cover Scheme in connection with such moneys borrowed, unless the Auditors determine that it is not practicable to determine the rate of exchange applicable at the time of repayment of any such moneys borrowed, when they shall be translated into sterling on such other basis as the auditors may determine reasonably reflects the effect of the Exchange Cover Scheme or, if no such basis is determined, in accordance with the provisions of paragraph (j)(i) above;

(k) for the avoidance of doubt, the following shall be deemed not to be moneys borrowed of the Group:

(i) sums advanced or paid to any member of the Group (or its agent or nominee) by customers of any member of the Group as prepayments or progress payments or payments on account or by way of deposit or security in respect of products or services or any guarantees or indemnities given by any member of the Group in relation thereto;

(ii) sums which otherwise would fall to be treated as moneys borrowed of any member of the Group which:

(A) were outstanding at the date of the latest audited balance sheet and were treated therein, with the concurrence of the auditors and in accordance with any current Statement of Standard Accounting Practice, Financial Reporting Standard or other accountancy principle or practice generally accepted for the time being in the United Kingdom, as otherwise than borrowings;

(B) were incurred after the date of the latest audited balance sheet and, in the reasonable opinion of the board, would have been so treated had they been outstanding at that date;

"**Excepted Foreign Currency Borrowings**" means moneys borrowed denominated or repayable in a currency other than sterling which have the benefit of an Exchange Cover Scheme;

"**Exchange Cover Scheme**" means any exchange cover scheme, forward currency contract, currency option, back to back loan, swap or other arrangement taken out or entered into to reduce the risks associated with fluctuations in exchange rates;

"**Finance Lease**" means a contract between a lessor and a member of the Group as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by the lessee or sub-lessee;

"**Minority Proportion**" shall mean the proportion of the issued equity share capital of the partly owned subsidiary which is not attributable, directly or indirectly, to the Company or any of its wholly owned subsidiaries.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

105. The office of a director shall be vacated if:- **Disqualification as a director**

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:-

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 88; or

(e) he shall for more than six consecutive months have been absent without permission of the board from meetings of the board held during that period and his alternate director (if any) shall not

during such period have attended in his stead and the board resolves that his office be vacated.

Power of Company to remove director

106. The Company may, in accordance with and subject to the provisions of the Companies Acts, by ordinary resolution of which special notice has been given remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement) and, by ordinary resolution, appoint another person in place of a director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other director is to retire by rotation as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising upon the removal of a director from office may be filled as a casual vacancy.

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Ordinary remuneration

107. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £250,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

Additional remuneration for special services

108. Any director who does not hold executive office and who serves on any committee of the directors, by the request of the board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 107) be paid such extra remuneration by way of salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

109. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment to executive office

110. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) under the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms, including terms as to remuneration, as the board determines, and any

remuneration which is so determined may be in addition to or in lieu of any ordinary remuneration as a director. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company by reason thereof.

Termination of appointment to executive office

111. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cesser. A director appointed to an executive office shall not ipso facto cease to be a director if his appointment to such executive office terminates.

Emoluments to be determined by the board

112. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, and (without limiting the generality of the foregoing) may include admission to or continuance of membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

113. Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:-

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

For the purposes of this Article:-

(1) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(2) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Exercise by Company of voting rights

114. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including the exercise thereof in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

115. The board may (by establishment of or maintenance of schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiaries or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

Without prejudice to the provisions of Article 161, the board shall have the power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company or any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

Directors not liable to account

No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

116. Pursuant to Section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary. Any such provision shall be made by a resolution of the board in accordance with the said section. **Section 719 of the Act**

PROCEEDINGS OF DIRECTORS

117. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and, if no such request is made to the board, it shall not be necessary to give notice of a board meeting to any director who is for the time being absent from the United Kingdom. No account is to be taken of directors absent from the United Kingdom when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. **Convening meetings**

118. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects. **Quorum**

119. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting. **Powers of directors if number falls below minimum**

120. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting. **Chairman and deputy chairman**

Validity of acts of the board

121. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

122. A resolution in writing signed by all the directors entitled to receive notice of a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held and for this purpose:

(a) a resolution may consist of several documents to the same effect each signed by one or more directors;

(b) a resolution signed by an alternate director need not also be signed by his appointor; and

(c) a resolution signed by a director who has appointed an alternate director need not also be signed by the alternate director in that capacity.

Meetings by telephone, etc.

123. Without prejudice to the first sentence of Article 117, a meeting of the board or of a committee of the board may consist of a conference between directors who are not all in one place, but of whom each is able (directly or by telephonic communication) to speak to each of the others, and to be heard by each of the others simultaneously. A director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating in the conference is assembled, or, if there is no such group, where the chairman of the meeting then is. The word "meeting" in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

124. Save as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest which together with any interest of any person connected with him is to his knowledge a material interest (other than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company) unless his interest arises only because the case falls within one or more of the following paragraphs:

(a) the resolution relates to the giving of any guarantee, security, or indemnity in respect of money lent, or obligations incurred by him or by any other person at the request of or for the benefit of, the Company or any of its subsidiaries;

(b) the resolution relates to the giving of any guarantee, security, or indemnity in respect of a debt or obligation of the Company or

any of its subsidiaries for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares, debentures, or other securities by the Company or any of its subsidiaries for subscription, purchase or exchange;

(d) his interest arises in relation to the subscription or purchase by him of shares, debentures or other securities of the Company pursuant to an offer or invitation to members or debenture holders of the Company, or any class of them;

(e) any proposal concerning any other company in which he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the Act) representing one per cent or more of either any class of the equity share capital, or the voting rights, in such company;

(f) the resolution relates to an arrangement for the benefit of employees of the Company or of any of its subsidiaries and does not provide in respect of the director any privilege or benefit not awarded to the employees to whom such arrangement relates; and

(g) any proposal concerning any insurance which the Company is empowered to purchase or maintain for the benefit of any directors of the Company or for the benefit of persons who include directors of the Company provided that for the purposes of this paragraph insurance shall mean only insurance against liability incurred by a director in respect of any such act or omission by him as is referred to in Article 115 or any other insurance which the Company is empowered to purchase or maintain for or for the benefit of any groups of persons consisting of or including directors of the Company.

For the purpose of determining whether a proposal concerns a body corporate in which a director is interested, there shall be disregarded any shares held by a director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust in which the director is only interested as a unit holder. For the purposes of this Article, a director is connected with another person if connected within the meaning of Section 346 Companies Act (excluding any statutory modification thereof not in force when this Article becomes binding on the Company). In relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

Exclusion of director from quorum

125. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

Amendment of restrictions on voting

126. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a director from voting at a meeting of the board or of a committee of the board, or ratify any transaction not duly authorised by reason of a contravention of any such provision.

Division of proposals

127. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and in such cases each of the directors concerned shall, subject as otherwise provided in these Articles, be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

De[illegible]ion of chairman final and conclusive

128. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote or be counted in a quorum, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment and removal of secretary

129. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and upon such conditions as it may think fit; and any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

130. The board shall cause minutes to be made in books kept for the purpose:-

(a) of all appointments of officers made by the board; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, of the board, and of committees of the board, including the names of the directors present at each such meeting.

Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts therein stated.

THE SEAL

131. The seal shall only be used by the authority of a resolution of the board or of a committee of the board. The board may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by at least one director and the secretary or by at least two directors. Authority required for use of seal

132. The board may by resolution determine either generally or in any particular case that any certificates for shares or debentures or representing any other form of security to which the seal is affixed may have signatures affixed to them by some mechanical means, or printed thereon or that such certificates need not bear any signature. Certificates for shares and debentures

133. The Company may exercise the powers conferred by Section 39 of the Act with regard to having an official seal for use abroad. Official seal for use abroad

134. Where the Act so permits, any instrument signed, with the authority of a resolution of the board or of a committee of the board, by one director and the secretary or by two directors and expressed to be executed by the Company as a deed shall have the same effect as if executed under the seal, provided that no instrument which makes it clear on its face that it is intended by the persons making it to have effect as a deed shall be signed without the authority of the board. Execution of instrument as a deed under hand

135. A document which is executed by the Company as a deed shall not be deemed to be delivered by the Company solely as a result of its having been executed by the Company. Delivery of deeds

REGISTERS

136. Subject to the provisions of the Companies Acts, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any such regulations as it may think fit respecting the keeping of the register. Overseas and local registers

137. Any director or the secretary or any person appointed by the board for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the holders of any class of shares of the Company or the board or any committee of the board, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts. A document purporting to be a copy of a resolution, or the minutes of or an extract from the minutes of a meeting of the Company or the holders of any class of shares of the Company or of the board or any committee of the board that is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting. Certified copies

DIVIDENDS

Declaration of dividends

138. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

139. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. Provided the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Apportionment of dividends

140. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

141. A general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other body corporate. Where any difficulty arises in regard to the distribution, the board may settle the same as it thinks fit and, in particular, may fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

Scrip dividends

142. The directors may, if authorised by an ordinary resolution of the Company, offer any holders of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of all or any dividends specified by the ordinary resolution. The following provisions shall apply:

(a) An ordinary resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) The entitlement of each holder of shares to new shares shall be such that the relevant value of the entitlement (calculated by

reference to the average quotation) shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forego. For this purpose the **"average quotation"** of a share shall be the average of the middle market quotations for those shares on The London Stock Exchange, as derived from the Daily Official List, on the day on which the shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution but shall never be less than the par value of the share.

A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the directors, if they intend to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the directors decide to proceed with the offer, they shall notify the holders of shares in writing of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be lodged in order to be effective.

(d) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The directors may exclude from any offer any holders of shares where the directors believe the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the **"elected shares"**) and instead additional shares shall be allotted to the holders of the elected shares on the basis stated in (b) above. For such purpose the directors shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for distribution as the directors may determine a sum equal to the aggregate nominal amount of the additional shares to be allotted and apply it in paying up in full the appropriate number of unissued shares for allotment and distribution to the holders of the elected shares on the basis stated in (b) above.

(g) The additional shares when allotted shall rank pari passu in all respects with the fully paid shares of the same class then in issue except that they will not be entitled to participation in the relevant dividend.

(h) No fraction of a share shall be allotted. The directors may make such provision as they think fit for any fractional entitlements including provision whereby, in whole or in part, the benefit thereof accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any holder and such accruals or retentions are applied to the allotment of fully paid shares to such holder and/or provision whereby cash payments may be made to holders in respect of their fractional entitlements.

(i) The directors may do all acts and things considered necessary or expedient to give effect to the allotment and issue of any shares pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment and incidental matters and any agreement made under such authority shall be effective and binding on all concerned.

(j) The directors may, in their discretion, amend, suspend or terminate any offer which is in operation.

Permitted deductions

143. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share.

Procedure for payment

144. Any dividend or other moneys payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the holder or person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder or otherwise by operation of law, to the registered address of that one of those persons who is first named in the register or to such person and to such address as the person or persons entitled may in writing direct. Every such cheque or warrant shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and shall be sent at the risk of the person entitled, and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share. Any such dividend or other money may also be paid by any other method (including direct debit, bank or other funds transfer system and dividend warrant) which the board considers appropriate, and to or through such person as the holder or joint holders may in writing direct. The Company shall have no responsibility for any sums lost or delayed in the course of any such transfer, or where it has acted on any such directions.

145. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share. **Interest not payable**

146. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment by the board of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee thereof. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions. The entitlement conferred on the Company by this Article in respect of any member shall cease if such member claims a dividend or cashes a dividend warrant or cheque. **Forfeiture of unclaimed dividends**

CAPITALISATION OF PROFITS AND RESERVES

147. The board may with the authority of an ordinary resolution of the Company:- **Power to capitalise**

(a) subject as hereinafter provided, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum, and allot the shares debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) make such provision by authorising the sale and transfer to any person of fractions to which any members would become entitled or resolve that the distribution be made as nearly as practicable in the correct proportion but not exactly so or may ignore fractions altogether or resolve that cash payments be made to any members in order to adjust the rights of all parties or otherwise as (in each case) the board determines where shares or debentures

become, or would otherwise become, distributable under this Article in fractions;

(d) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for either:

(i) the allotment to such members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled upon such capitalisation; or

(ii) the payment up by the Company on behalf of such members (by the application thereto of their respective proportions of the profits resolved to be capitalised) of the amounts, or any part of the amounts, remaining unpaid on their existing shares, and any agreement made under such authority shall be binding on all such members; and

(e) generally do all acts and things required to give effect to such resolution as aforesaid.

RECORD DATES

Record dates for dividends, etc.

148. Notwithstanding any other provision of these Articles, the Company or the board may fix any date as the record date for any dividend, distribution, allotment or issue, and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTS

Rights to inspect records

149. No member shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Delivery of balance sheets and profit and loss accounts

150. A copy of every balance sheet and profit and loss account (including any documents required by law to be annexed thereto) which is to be laid before the Company in general meeting and of the directors' and auditors' reports shall, at least twenty-one days previously to the meeting, be delivered or sent by post to every member and to every debenture holder of the Company of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders, provided that the requirements of this Article shall be deemed satisfied in relation to an member by sending to such member, where permitted by the Companies Acts and instead of such copies, a summary financial statement derived from the Company's annual accounts and the report of the directors and prepares in the form and containing the information prescribed by the Companies Act and any regulations made thereunder.

NOTICES

151. Any notice to be given to or by any person pursuant to these Article shall be in writing except that a notice calling a meeting of the board need not be in writing.

When notice required to be in writing

152. The Company may serve or deliver any notice or other document to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address. In the case of joint holders of a share, all notices or other documents shall be served on or delivered to the joint holder whose name stands first in the register in respect of the joint holding and any notice or other document so served or delivered shall be deemed for all purposes sufficient service on or delivery to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise:

Method of giving notice

(a) no such members shall be entitled to receive any notice from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of general meeting of the Company which is in fact given or purports be given to such members shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Deemed receipt of notice

153. A notice or other document may be served or delivered by the Company on or to the persons entitled by transmission to a share, whether in consequence of the death or bankruptcy of a member or otherwise by sending or delivering it, in any manner authorised by these Articles for the service or delivery of a notice or other document on or to a member addressed to them by name, or by the title of representatives of the deceased or trustee of the bankrupt or by any like description at the address, if any within the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice or other document may be served or delivered in any manner in which it might have been served or delivered if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Notice to persons entitled by transmission

154. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been duly given to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice issued under Article 70 to a person from whom he derives his title.

Transferees etc. bound by prior notice

When notices by post deemed served

155. Proof that an envelope containing a notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice sent by post shall be deemed to be given:-

(a) if sent by first class post from an address in the United Kingdom or another country to another address in the United Kingdom or, as the case may be, that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, on the day following that on which the envelope containing it was posted; and

(c) in any other case, on the second day following that on which the envelope containing it was posted.

Notice during di- -ntion of p. services

156. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of such general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised on the same date in at least two daily newspapers having a national circulation and such notice shall be deemed to have been served on all persons who are entitled to have notice of meetings served on them at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

157. The Company shall be entitled to destroy all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration thereof and all dividend mandates or variations or cancellations thereof and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment thereof and all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of such use and all instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document hereinbefore mentioned so destroyed was a valid and effective

document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

UNTRACED SHAREHOLDERS

158. The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or otherwise by operation of law if and provided that: **Power to dispose of shares of untraced shareholders**

(a) during the period of twelve years prior to the date of the publication of the advertisements referred to in paragraph (b) below (or, if published on different dates, the first thereof) at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by these Articles in respect of the shares in question have remained uncashed; and

(b) the Company shall as soon as practicable after expiry of the said period of twelve years have inserted advertisements both in a national daily newspaper and in a newspaper circulating in the area of the last known address of such member or other person giving notice of its intention to sell the shares; and

(c) during the said period of twelve years and the period of three months following the publication of the said advertisements the Company shall have received no indication either of the whereabouts or of the existence of such member or person; and

(d) if the shares are listed or traded on The London Stock Exchange, notice shall have been given to the Quotations Department of The London Stock Exchange of the Company's intention to make such sale prior to the publication of advertisements.

If during any twelve year period referred to in paragraph (a) above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Article (other than the requirement that they be in issue for twelve years)

have been satisfied in regard to the further shares, the Company may also sell the further shares.

Transfer on sale

To give effect to any such sale, the board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

Proceeds of sale

The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the board from time to time thinks fit.

WINDING UP

Liquidator may distribute in specie

159. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to any assets upon which there is a liability.

D' al of assets b. iidator

160. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnity to directors, officers, etc.

161. Subject to the provisions of the Companies Acts but without prejudice to any indemnity for which a director may otherwise be entitled, every director or other officer or auditor of the Company shall be indemnified out of the assets of the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution or discharge of his duties or the exercise of his powers or otherwise in relation thereto, including (but without limitation) any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in

which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

END